# 2005 ANNUAL REPORT AND FORM 10-K





NANORESEARCH





NANOBIOLOGY





NANOELECTRONICS

FEI COMPANY™

TOOLS FOR NANOTECH

## CORPORATE PROFILE

FEI Company is a leading supplier of advanced Tools for Nanotech™ to a broad range of nanotechnology markets. Nanotechnology is the science of characterizing, analyzing and fabricating things smaller than 100 nanometers (a nanometer is one billionth of a meter). FEI's major markets are:

- NanoResearch & Industry, which includes a broad range of institutes, universities, national laboratories and industrial companies primarily performing research and development in material science;
- NanoElectronics, which includes developers and manufacturers in the semiconductor, data storage and related fields; and
- NanoBiology, which includes institutes, universities, pharmaceutical companies and hospitals working in life sciences research and development.

FEI's tools, which feature focused ion- and electron-beam technologies, are market leaders in many categories. In 2005, FEI introduced the world's most powerful transmission electron microscope, and for over a decade it has led the development DualBeam™ systems, which combine ion and electron beams in one system to provide 3D characterization, analysis and manipulation.

With research and development centers in North America and Europe and sales and service operations in more than 50 countries around the world, FEI is bringing the nanoscale within the grasp of leading researchers and manufacturers and helping to turn some of the biggest ideas of this century into reality.

## SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K provided with this report.

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Statement of Operations Data (000, except per share): | | | | | |
| Net sales | $ 427,229 | $ 465,705 | $ 360,977 | $ 341,381 | $376,004 |
| Gross profit | 151,823 | 189,456 | 145,311 | 149,813 | 182,392 |
| Operating income (loss) | (45,950) | 32,635 | 13,568 | 18,614 | 59,074 |
| Net income (loss) | (78,158) | $ 16,573 | $ 7,194 | $ 8,678 | $ 32,506 |
| Income (loss) per share: | | | | | |
| Basic | $ (2.33) | $ 0.50 | $ 0.22 | $ 0.27 | $ 1.06 |
| Diluted | $ (2.33) | $ 0.42 | $ 0.20 | $ 0.26 | $ 1.02 |
| Weighted average shares outstanding: | | | | | |
| Basic | 33,595 | 33,253 | 32,930 | 32,493 | 30,563 |
| Diluted | 33,595 | 39,668 | 36,844 | 33,460 | 31,986 |

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Balance Sheet Data (000): | | | | | |
| Cash and marketable securities | $ 280,485 | $ 340,666 | $ 322,449 | $ 273,630 | $295,676 |
| Working capital | 324,496 | 435,152 | 413,004 | 297,539 | 349,024 |
| Total assets | 656,031 | 841,044 | 755,145 | 636,479 | 607,476 |
| Long-term debt | 225,000 | 295,000 | 295,000 | 175,000 | 175,000 |
| Shareholders' equity | 292,443 | 379,570 | 336,293 | 326,925 | 296,516 |

FEI COMPANY™

## TO OUR SHAREHOLDERS:

2005 was a disappointing year for FEI, with financial results that fell well short of our goals and potential. At the same time, we took a number steps during the year that are designed to create much improved results in 2006 and beyond, including reducing our costs and aligning the company around our three major markets. The Board of Directors and the entire management team at FEI is committed to delivering improved results. The long-run potential for growth in nanotechnology remains exciting, and our position as a leading tool supplier to a range of markets affected by nanotechnology is strong.

### 2005 Financial Results

Net sales for the year of $427.2 million were the second highest in company history, but were down 8% from the record level we achieved in 2004. Bookings of $453.5 million were down 10% from 2004's record level. The net loss for the year was $78.2 million or $2.33 per share, compared with net income of $16.6 million or $0.42 per diluted share in 2004. Our overall results and the content of individual line items that led to the loss are described in detail in the Annual Report on Form 10-K included with this report.

Stepping back and looking at the year in a broader context, there are two major factors that produced the large loss. First, our revenue was below our original plans, which were put in place during the very strong fourth quarter of last year. The shortfall was primarily in our semiconductor market, where sales were down nearly 20% from 2004, while sales to the Industry and Institute market continued to grow and performed close to our plans. A major contributor to our semiconductor revenue weakness was an industry-wide decline in capital spending by semiconductor companies, resulting in revenue declines for most capital equipment suppliers. In addition, we made the decision to de-emphasize some product lines which primarily address the semiconductor market, and which were not meeting our expectations and had limited prospects. This decision contributed to our overall revenue shortfall for 2005, particularly in the second half of the year, but should improve our prospects for profitable growth.

The second and related factor that hurt our earnings for the year was the restructuring and asset impairment charges that we recorded. While they were painful, they are aimed at improving future performance. The biggest part of the restructuring was related to the closure of our Peabody, Massachusetts facility and the related inventory write-downs of products made at that site. That change is part of consolidating our nanoelectronics business and tightening our strategy in that market, as well as reducing excess capacity and lowering costs. In addition, during the fourth quarter of the year, we wrote down several minority investments to reflect changes in their prospects, and we took a charge when we changed our plans concerning a new enterprise resource planning system.

Although the financial results for 2005 were weak, there were some positive elements:

- We generated positive cash flow from operating activities of $20.4 million during the year. We continue to take steps to imcrease our asset utilization and expect to generate cash from operations again in 2006.
- The backlog grew by $26 million during the year. This increase should improve our quarterly forecasting and help us move to a more linear production schedule during each quarter, thereby reducing manufacturing costs.
- We significantly lowered our costs, making substantial progress on our stated goal of reducing our quarterly breakeven rate to $100 million.

The write-downs, in conjunction with the other management, organizational, product and market steps we have taken, set the stage for significant improvement in 2006.

### Strengthening the Management Team

We significantly strengthened our management team in 2005, with the addition of Peter Frasso as executive vice president and chief operating officer, Ray Link as executive vice president and chief financial officer and Matt Harris as vice president of marketing. Each brings a set of skills that add significantly to our existing capabilities.

Peter's background includes extensive experience in high-technology manufacturing and operations with a range of companies, including Brooks Automation and Varian Associates. At Varian, the business he ran was a finalist for the Malcolm Baldridge Award and was twice named *Industry Week's* "Best Plant in America."

Ray has over 18 years of experience as a CFO, most recently with TriQuint Semiconductor. With Ray's arrival, Bob Gregg has moved to manage worldwide sales and service, expanding our links to our customers around the world.

Matt's addition is a key element in our program to strengthen our marketing expertise throughout the company. FEI has a powerful technology heritage, and we intend to maintain and build on that. A strong marketing organization will help ensure that our technical development is tied closely to specific customer needs.

These changes bolster our existing strong management group, which leads a group of dedicated, focused people around the world. We appreciate the commitment and expertise of the FEI team and their hard work during a tough year. We look forward to making 2006 a more rewarding year for all employees as well as our shareholders.

**Market Focus**

The 2005 change with the largest long-run impact on our future success was our reorganization around our three major markets: nanoresearch and industry, nanoelectronics and nanobiology. This is a logical evolution for a company with a powerful technology base and solid products. We believe the market focus will help us to better take advantage of the many growth opportunities in front of us.

The nanoresearch and industry market consists mainly of customers in materials research and development. It has shown steady double-digit growth, and we will work hard to ensure that continues. Ongoing worldwide interest in nanotechnology research should drive demand from the core institutional and university customers, and we expect continued corporate investment on product development to further expand our opportunities in the market.

The nanoelectronics market is principally driven by semiconductor capital equipment spending. We have also developed an important niche with our data storage customers and see additional opportunities in such areas as MEMS and displays. While these are cyclical market segments, we believe that over time we will continue to see growth opportunities as device dimensions continue to shrink. Our tools answer the ever-increasing demand for three-dimensional, high-resolution information and analysis that comes with each new generation of semiconductor devices. By consolidating our resources in this sector, we are aiming to expand our market development, drive profitable growth and manage through the sector cycles more effectively.

Nanobiology is today a relatively small part of our business, but we believe it offers significant opportunities. This market includes research institutes, universities, hospitals and an increasing number of pharmaceutical companies, which use our tools in applications that range from proteomics to pathology. We are taking a number of steps to develop this market, including working with key research institutions on new applications and building our sales organization to increase customer intimacy. The long-term potential for this part of our business is substantial, and we believe the trends favor our strengths.

In 2006, we plan to report our financial results and the development of our business in these three market segments.

**Titan™**

As with any technology company, the development of new products is vitally important. During 2006, we introduced the world's most powerful commercially available electron microscope. Called the Titan™, this system provides image resolution of less than one Ångstom. An Ångstrom is one tenth of a nanometer, which itself is one billionth of a meter. This new system allows users to view the atomic structure of samples with unprecedented clarity. We began shipping the Titan to customers during the third quarter of 2005, and we have already built a substantial backlog of orders for the product. We expect the Titan and its successors to be flagship tools in all of our markets, creating solutions in combination with our other product lines for a number of years ahead. The need for structural imaging and composition information at the atomic scale will continue to increase in all of our served markets.

**The Outlook**

We enter 2006 with a record backlog and a reduced cost structure. Our current expectations are for a recovery in the nanoelectronics markets and continued expansion in nanobiology and nanoresearch and industry. As a result, we expect increased revenue, improved margins and a return to profitability in 2006. Over the long run, our powerful technology base, a focus on growing markets and better operating management make us optimistic about the outlook for FEI.

Thank you for your continued interest in FEI.

Sincerely,

Vahé Sarkissian
Chairman, President and CEO

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2005

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-22780

# FEI COMPANY

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Oregon** | **93-0621989** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **5350 NE Dawson Creek Drive, Hillsboro, Oregon** | **97124-5793** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **503-726-7500**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock and associated Preferred Stock Purchase Rights (currently attached to and trading only with the Common Stock)**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the last sales price ($22.73) as reported by The Nasdaq National Stock Market, as of the last business day of the registrant's most recently completed second fiscal quarter (July 1, 2005), was $330,649,628.

The number of shares outstanding of the registrant's Common Stock as of March 1, 2006 was 33,898,720 shares.

**Documents Incorporated by Reference**

The Registrant has incorporated by reference into Part III of this Annual Report on Form 10-K portions of its Proxy Statement for its 2006 Annual Meeting of Shareholders filed, or to be filed, pursuant to Regulation 14A.

# TABLE OF CONTENTS

## Item 1. Business

### OVERVIEW

We were formed in 1971 and our shares began trading on The Nasdaq Stock Market in 1995. We are a leading supplier of products and systems that enable research, development and manufacture of nanoscale features by helping our customers to image, characterize, analyze and modify three-dimensional structures. We serve customers in the semiconductor, data storage and industry and institute markets in 50 countries. In each of these markets, decreasing feature sizes and the need for sub-surface, structural information drive demand for our products and services. The majority of our customers work in fields that are part of a new era of innovation known as nanotechnology, which can be described as the science of characterizing, analyzing and fabricating things smaller than 100 nanometers (a nanometer is one billionth of a meter).

Our solutions help our customers to develop products faster, control manufacturing processes better and understand the structure of a variety of complex substances.

We refer to our comprehensive suite of solutions as *"Tools for NanoTech."* These solutions include focused ion beam (FIB) equipment, scanning electron microscopes (SEMs), transmission electron microscopes (TEMs), and *DualBeam* systems, which combine a FIB and SEM on a single platform. To date, we have a total worldwide installed base of approximately 6,600 systems. The development of these solutions has been driven by our strong technology base that includes patented and proprietary technologies and the technical expertise and knowledge base of approximately 334 research and development personnel worldwide.

Growth in the industry and institute market is driven by advances in materials science and structural biology. In materials science, our solutions provide researchers and manufacturers atomic level resolution and permit analysis of advanced products. In structural biology, our solutions enable cell biologists and drug researchers to understand protein sequencing and the location and function of specific DNA-generated proteins within cells. Our products' ultra-high resolution imaging allows cell biologists to create detailed three-dimensional reconstructions of complex biological structures, enabling them to map proteins within cells. Our products are also used in a wide range of other applications, including pathology, forensics and failure analysis of a wide range of materials.

In prior years, our growth in the semiconductor market has been driven by shrinking line widths and process nodes to 65 nanometers and below, the use of multiple layers of new materials such as copper and low-k dielectrics, the increase in wafer size to 300 millimeters in diameter, increasing device complexity, shortening product life cycles and technology shifts to complete systems on a chip. Our products are used throughout the development and manufacturing cycles for semiconductors by enabling three-dimensional wafer metrology, defect analysis, root cause failure analysis and circuit edit for modifying device structures.

In the data storage market, our growth is driven by rapidly increasing storage densities that require smaller Giant Magneto-Resistive, or GMR, heads, thinner geometries, the transition from longitudinal to perpendicular recording heads and materials that increase the complexity of device structures. Our products offer new capabilities that are focused on process and device geometry control and enable data storage manufacturers to produce next-generation products with greater precision and yield. These capabilities include three-dimensional metrology for GMR thin film head processing and root cause failure analysis.

We provide products or services to these markets from four segments of our business:

- **Microelectronics** products include *DualBeam* systems, FIBs and computer aided design navigation and yield management software. Collectively, they accounted for approximately 38.5%, 45.1% and 40.5% of our net sales in the years ended December 31, 2005, 2004 and 2003, respectively;
- **Electron Optics** products include SEMs and TEMs. They accounted for approximately 36.0%, 33.3% and 34.3% of our net sales in the years ended December 31, 2005, 2004 and 2003, respectively;
- **Service** performed on our installed base of products, which made up approximately 23.8%, 19.5% and 22.5% of our net sales in the years ended December 31, 2005, 2004 and 2003, respectively; and
- **Components** include electron and ion emitters and focusing columns and accounted for approximately 1.7%, 2.1% and 2.7% of our net sales in the years ended December 31, 2005, 2004 and 2003, respectively.

For a breakdown of our revenues, profits and losses and total assets by segment, see Note 22 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

### CORE TECHNOLOGIES

We use several core technologies to deliver a range of value-added customer solutions. Our core technologies include:

- focused ion beams, which allow modification of structures in sub-micron geometries;
- focused electron beams, which allow imaging, analysis and measurement of structures at sub-micron and even atomic levels;
- beam gas chemistries, which increase the effectiveness of ion and electron beams and allows etching and deposition of materials on structures at sub-micron levels; and
- system automation and sample management tools, which provide faster access to data and improved ease of use for operators of our systems.

*Particle beam technologies—focused ion beams and electron beams.* The emission and focusing of ions, which are positively or negatively charged atoms, or electrons from a source material, is fundamental to many of our products. Particle beams are accelerated and focused on a sample for purposes of high resolution imaging and sample processing. The fundamental properties of ion and electron beams permit them to perform various functions.

The relatively low mass subatomic electrons interact with the sample and release secondary electrons. When collected, these secondary electrons can provide high quality images at nanometer scale resolution. In previously thinned samples, collection of high energy electrons transmitted through the sample can yield image resolution at the atomic scale. The much greater mass ions dislodge surface particles, also resulting in displacement of secondary ions and electrons. Through FIBs, the surface can be modified or milled with sub-micron precision by direct action of the ion beam or in combination with gases. Secondary electrons and ions may also be collected for imaging and compositional analysis. Our ion and electron beam technologies provide advanced capabilities and applications when coupled with our other core technologies.

*Beam gas chemistry.* Beam gas chemistry plays an important role in enabling our electron and ion beam based products to perform many tasks successfully. Beam gas chemistry involves the interaction of the primary ion beam with an injected gas near the surface of the sample. This interaction results in either the deposition of material or the enhanced removal of material from the sample. Both of these processes are critical to optimizing and expanding FIB and SEM applications. The industry and institute, semiconductor and data storage markets have growing needs for gas chemistry technologies, and we have aimed our development strategy at meeting these requirements.

- Deposition: For example, deposition of materials enables our FIBs to connect or isolate features electrically on an integrated circuit. A deposited layer of metal also can be used before FIB milling to protect surface features for more accurate cross-sectioning or sample preparation.
- Etching: The fast, clean and selective removal of material is the most important function of our FIBs. Our FIBs have the ability to mill specific types of material faster than other surrounding material. This process is called selective etching and is used to enhance image contrast or aid in the modification of various structures.

*System automation and sample management.* Drawing on our knowledge of application needs, and using robotics and image recognition and reconstruction software, we have developed automation capabilities that allow us to increase system performance, speed and precision. These capabilities have been especially important to our development efforts for in-line products and applications in the data storage and semiconductor markets and are expected to be increasingly important in emerging production and process control applications in industry and institute market. Two important areas where we have developed significant automation technologies are TEM sample preparation and three-dimensional process control. TEMs are widely used in the semiconductor and data storage markets to obtain valuable high-resolution images of extremely small, even atomic-level, structures. TEM sample preparation has traditionally been a slow and difficult manual process. With our *DualBeam* systems and proprietary software, we have automated this process, significantly improving the sample consistency and overall throughput. Similarly, by automating three-dimensional process control applications, we allow customers to acquire previously unobtainable subsurface process metrics directly from within the production line, improving process management.

## RESEARCH AND DEVELOPMENT

We have research, development and manufacturing operations in Hillsboro, Oregon; Sunnyvale, California; Mumbai, India; Eindhoven, The Netherlands; and Brno, Czech Republic.

Our research and development staff at December 31, 2005 consisted of 334 employees, including scientists, engineers, designer draftsmen, technicians and software developers. We also contract with Philips Research Laboratories for basic research applicable to our FIB, SEM and TEM technologies. In 2005, we paid Philips Research Laboratories approximately $4.0 million under these research contracts.

For more information on our agreement with Philips, see Note 19 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

During 2005, we introduced several new and improved products, including:

- The *Titan*, a scanning/transmission electron microscope ("S/TEM"), which is the world's most powerful commercially available electron microscope, with the capability to produce images with a resolution of less than one Ångstrom (an Ångstrom is one-tenth of a nanometer);
- a new generation of the *Vitrobot*, a cryogenic sample preparation device for life sciences applications, for viewing in transmission electron microscopes;
- software and hardware improvements to the *Tecnai* series of transmission electron microscopes ("TEMs") to improve ease of use and speed 3D image reconstruction; and
- the *Nova* NanoSEM, a low-vacuum scanning electron microscope for ultra-high resolution characterization of charging and/or contaminating samples, such as organic materials, substrates, porous materials, plastics and polymers.

We believe our knowledge of field emission technology and products incorporating focused ion beams remains critical to our performance in the focused charged particle beam business. Drawing on this technology, we have developed a number of product innovations, including:

- the S/TEM system platform with unprecedented stability coupled with aberration correction and monochromator technology, enabling sub-angstrom resolution;
- enhanced robotics, processes and tool connectivity enabling in-line sample liftout and S/TEM imaging from semiconductor wafers for defect analysis and process control applications;
- advanced Environmental Scanning Electron Microscope ("ESEM") detector (the "Helix Detector") and immersion lens technology, enabling ultra-high resolution SEM imaging at low pressure in the new Nova NanoSEM;
- advanced image processing hardware and software enabling high performance 3D tomographic, TEM based imaging; and

- advanced cryogenic fixation technology and subsequent imaging of aqueous samples at cryo temperatures in a TEM for aqueous biological, and colloidal polymer, pigment and nanoparticle samples.

From time to time, we engage in joint research and development projects with some of our customers and other parties. In Europe, our electron microscope development is conducted in collaboration with universities and research institutions, often supported by European Union research and development programs. We periodically have received public funds under Dutch government and European Union-funded research and development programs, the most significant of which is the Micro-Electronics Development for European Applications, or MEDEA, program, which was established in 1997. We also maintain other informal collaborative relationships with universities and other research institutions, and we work with several of our customers to evaluate new products.

The markets into which we sell our principal products are subject to rapid technological development, product innovation and competitive pressures. Consequently, we have expended substantial amounts of money on research and development. We generally intend to continue investing in research and development near current levels and believe that continued investment will be important to our ability to address the needs of our customers and to develop additional product offerings. Research and development efforts continue to be directed toward development of next generation product platforms, new ion and electron columns, beam chemistries, system automation and new applications. We believe these areas hold promise of yielding significant new products and existing product enhancements. Research and development efforts are subject to change due to product evolution and changing market needs. Often, these changes cannot be predicted.

## MANUFACTURING

We have manufacturing operations located in Hillsboro, Oregon; Eindhoven, the Netherlands; and Brno, Czech Republic. Our system manufacturing operations consist largely of final assembly and the testing of finished products. Product performance is documented and validated with factory acceptance and selective customer witness acceptance tests before these products are shipped. We also fabricate electron and ion source materials and manufacture component products at our facilities in Oregon and the Czech Republic.

Although many of the components and subassemblies included in our system products are standard products, a significant portion of the mechanical parts and subassemblies are custom made by a small number of suppliers, including Philips Enabling Technologies Group, B.V. and Sanmina-SCI. In addition, we obtain a significant portion of our component parts from a limited number of suppliers. Neways Electronics N.V. is a significant source for electronic subassemblies. Some of the subcomponents that make up the components and sub-assemblies supplied to us are provided to our suppliers only from single sources. We monitor those parts subject to single or a limited source supply to minimize factory down time due to unavailability of such parts, which could impact our ability to meet manufacturing schedules.

## SALES, MARKETING AND SERVICE

Sales and service operations are conducted in the United States and approximately 50 other countries around the world. We also sell our products through independent agents, distributors and representatives in various additional countries.

Our sales and marketing staff at December 31, 2005 consisted of approximately 248 employees, including account managers, direct salespersons, sales support management, administration, demo lab personnel, marketing support, product managers, product marketing engineers, applications specialists and technical writers. Applications specialists identify and develop new applications for our products, which we expect to further expand our microelectronics and electron optics markets. Our sales force and marketing efforts are organized through the following three geographic sales and services divisions: North America, Europe and the Asia-Pacific region.

We require sales representatives to have the technical expertise and understanding of the businesses of our principal and potential customers to meet the requirements for selling our products. Normally, a sales representative will have the knowledge of, and experience with, our products or similar products, markets or customers at the time the sales representative is hired. We also provide additional training to our sales force on an ongoing basis. Our marketing efforts include presentations at trade shows, advertising in trade journals, development of printed collateral materials, customer forums, public relations efforts in trade media and our website. In addition, our employees publish articles in scientific journals and make presentations at scientific conferences.

In a typical sale, a potential customer is provided with information about our products, including specifications and performance data, by one of our sales representatives. The customer then often participates in a product demonstration at our facilities, using samples provided by the customer. The sales cycle for our systems typically ranges from three to twelve months, but can be longer when our customers are evaluating new applications of our technology.

Our microelectronics products, electron optics products and component products are sold generally with a twelve month warranty. Customers may purchase service contracts for our microelectronics products and electron optics products of one year or more in duration after expiration of any warranty. We employ service engineers in each of the three regions in which we have sales and service divisions. We also contract with independent service representatives for microelectronics products service in some foreign countries.

## COMPETITION

The markets for our products are highly competitive. A number of our competitors and potential competitors have greater financial, marketing and production resources than we do. In addition, some of our competitors may cooperate with each other, as in the case of the recently announced distribution arrangement between Seiko Instruments and Carl Zeiss SMT A.G. in Japan. Additionally, markets for our products are subject to constant change, due in part to evolving customer needs. As we respond to this change, the elements of competition as well as the specific competitors may change. Moreover, one or more of our competitors might achieve a technological advance that would put us at a competitive disadvantage.

### *Microelectronics*

Our principal competitors for the sale of microelectronics products include JEOL Ltd., Hitachi, Ltd., Seiko Instruments Inc., Carl Zeiss SMT A.G., Applied Materials, Inc., Credence Systems Corporation and Orsay Physics S.A. We believe the key competitive factors in the microelectronics products market are performance, range of features, reliability and price. We believe that we are competitive with respect to each of these factors. We have, however, experienced price competition in the sale of our microelectronics products and believe price will continue to be an important factor in the sale of most models.

### *Electron Optics*

Our competitors for the sale of electron optics products include JEOL Ltd., Hitachi, Ltd., and Carl Zeiss SMT A.G. The principal elements of competition in the electron optics products market are the performance characteristics of the system and the cost of ownership of the system, which is based on purchase price and maintenance costs. We believe we are competitive with respect to each of these factors, although we have faced increasing pressure on average selling price due to aggressive pricing practices of competitors. Our ability to remain competitive depends in part upon our success in developing new and enhanced systems and introducing these systems at competitive prices on a timely basis.

### *Components*

Competitors for our component products include Denki Kagaku Kogyo KK, Orsay Physics S.A., Topcon Corporation, Ionoptika Ltd., APCO and York Probe Sources Ltd. Our existing competitors for electron optics products and microelectronics products that manufacture components for their own use also are potential competitors for our component products. We believe our component products have features that allow us to compete favorably with others in this segment of our business.

### *Services*

Our service business faces little significant third-party competition. Because of the highly specialized nature of our products and technology, and because of the critical mass necessary to support a worldwide field service capability, few competitors have emerged to provide service to our installed base of systems. Some of our older, less sophisticated equipment, particularly in the industry and institute market, is serviced by independent field service engineers who compete directly with us. We believe we will continue to provide most of the field service for our products.

## PATENTS AND INTELLECTUAL PROPERTY

We rely on a combination of trade secret protection, trademarks, nondisclosure agreements and patents to establish and protect our proprietary rights. These intellectual property rights may not have commercial value or may not be sufficiently broad to protect the aspect of our technology to which they relate or competitors may design around the patents. We own, solely or jointly, approximately 131 patents in the United States and approximately 170 patents outside of the United States, many of which correspond to the United States patents. Further, we have licenses for additional patents. Our patents expire over a period of time through the year 2024.

Several of our competitors hold patents covering a variety of focused ion beam products and applications and methods of use of focused ion and electron beam products. Some of our customers may use our microelectronics products for applications that are similar to those covered by these patents. As the number and sophistication of focused ion and electron beam products in the industry increase through the continued introduction of new products by us and others, and the functionality of these products further overlaps, manufacturers and users of ion and electron beam products may become increasingly subject to infringement claims.

We also depend on trade secrets used in the development and manufacture of our products. We endeavor to protect these trade secrets but the measures we have taken to protect these trade secrets may be inadequate or ineffective.

We claim trademarks on a number of our products and have registered some of these marks. Use of the registered and unregistered marks, however, may be subject to challenge with the potential consequence that we would have to cease using marks or pay fees for their use.

Our automation software incorporates software from third-party suppliers, which is licensed to end users along with our proprietary software. We depend on these outside software suppliers to continue to develop automation capacities. The failure of these suppliers to continue to offer and develop software consistent with our automation efforts could undermine our ability to deliver product applications.

## EMPLOYEES

At December 31, 2005, we had approximately 1,601 full-time, permanent employees and 73 temporary employees worldwide. The permanent employees included 381 in manufacturing, 334 in research and development, 482 in customer service; 248 in sales and marketing; and 156 in general administration. Some of the 1,034 employees who are employed outside of the United States are covered by national, industry-wide agreements or national work regulations that govern various aspects of employment conditions and compensation. None of our United States employees are subject to collective bargaining agreements, and we have never experienced a work stoppage, slowdown or strike in any of our worldwide operations. We believe we maintain good employee relations.

## BACKLOG

We only recognize backlog for firm purchase orders for which the terms of the sale have been agreed upon, including price, configuration, options and payment terms. Product backlog consists of all open orders meeting these criteria. Service backlog consists of open orders for service, unearned revenue on service contracts and open orders for spare parts. At December 31, 2005, our product and service backlog was $149.5 million and $36.8 million, respectively, compared to $129.0 million and $31.0 million, respectively, at December 31, 2004. Customers may cancel or delay delivery on previously placed orders, although our standard terms and conditions include penalties for cancellations made close to the scheduled delivery date. As a result, the timing of the receipt of orders or the shipment of products could have a significant impact on our backlog at any date. For this and other reasons, the amount of backlog at any date is not necessarily indicative of revenue to be recognized in future periods.

## GEOGRAPHIC REVENUE AND ASSETS

The following table summarizes sales by geographic region in 2005 (in thousands):

| | NORTH AMERICA | EUROPE | ASIA-PACIFIC | TOTAL |
|---|---|---|---|---|
| Product sales | $ 83,845 | $127,791 | $114,043 | $325,679 |
| Service sales | 49,162 | 33,100 | 19,288 | 101,550 |
| Total sales | $133,007 | $160,891 | $133,331 | $427,229 |

Sales to countries which totaled 10% or more of our total net sales in 2005 were as follows (dollars in thousands):

| | DOLLAR AMOUNT | % OF TOTAL SALES |
|---|---|---|
| United States | $131,409 | 30.8% |
| Germany | $ 54,045 | 12.7% |
| Japan | $ 47,638 | 11.2% |

Our long-lived assets were geographically located as follows at December 31, 2005 (in thousands):

| | |
|---|---|
| United States | $40,106 |
| The Netherlands | 16,813 |
| Other | 41,077 |
| Total | $97,996 |

## SEASONALITY

In general, our sales have tended to grow more rapidly from the third to the fourth quarter of the year than in other sequential quarterly periods, primarily because our Industry and Institute customers budget their spending on an annual basis. Correspondingly, the Industry and Institute market has tended to record declines in revenue from the fourth quarter of one year to the first quarter of the next year. These seasonal trends can be offset by numerous other factors, including our introduction of new products, the overall economic cycle and the business cycles in the semiconductor and data storage industries.

## WHERE YOU CAN FIND MORE INFORMATION

Our principal executive offices are located at 5350 NE Dawson Creek Drive, Hillsboro, Oregon 97124. Our Internet address is www.feicompany.com. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 as amended ("Exchange Act"). We make available free of charge on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. You can inspect and copy our reports, proxy statements and other information filed with the SEC at the offices of the SEC's Public Reference Room located at 100 F. Street, NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of Public Reference Rooms. The SEC also maintains an Internet website at http://www.sec.gov/ where you can obtain most of our SEC filings. You can also obtain copies of these materials free of charge by contacting our investor relations department at (503) 726-7500.

# Item 1A. Risk Factors

***Our business is complex, and changes to the business may not achieve their desired benefits.***

Our business is based on a myriad of technologies, encompassed in multiple different product lines, addressing various markets in different regions of the world. A business of our breadth and complexity requires significant management time, attention and resources. In addition, significant changes to our business, such as changes in manufacturing, operations, product lines, market focus or organizational structure or focus, can be distracting, time-consuming and expensive. These changes can have short-term adverse effects on our financial results, and may not provide their intended long-term benefits. Failure to achieve these benefits would have a material adverse impact on our business and financial results.

***We operate in highly competitive industries and we cannot be certain that we will be able to compete successfully in such industries.***

The industries in which we operate are intensely competitive. Established companies, both domestic and foreign, compete with each of our product lines. Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do, and may price their products very aggressively. Our significant competitors include: JEOL Ltd., Hitachi Ltd., Seiko Instruments Inc., Carl Zeiss SMT A.G., Applied Materials, Orsay Physics S.A. and Credence Systems Corporation. In addition, some of our competitors may cooperate with each other, as in the case of the recently announced distribution arrangement between Seiko Instruments, Inc. and Carl Zeiss SMT A.G. in Japan.

A substantial investment is required by customers to install and integrate capital equipment into their laboratories and process applications. As a result, once a manufacturer has selected a particular vendor's capital equipment, the manufacturer generally relies on that equipment for a specific production line or process control application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a particular customer selects a competitor's capital equipment, we expect to experience difficulty selling to that customer for a significant period of time.

Our ability to compete successfully depends on a number of factors both within and outside of our control, including:

- price;
- product quality;
- breadth of product line;
- system performance;
- ease of use;
- cost of ownership;
- global technical service and support;
- success in developing or otherwise introducing new products; and
- foreign currency movements.

We cannot be certain that we will be able to compete successfully on these or other factors, which could negatively impact our revenues, gross margins and net income in the future.

***The loss of one or more of our key customers would result in the loss of significant net revenues.***

Although no single customer makes up more than 10% of our net revenues, a relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these key customers, if we experience a loss of any of our key customers or if we suffer a substantial reduction in orders from these customers. Our ability to continue to generate revenues from our key customers will depend on our ability to introduce new products that are desirable to these customers.

***Because we do not have long-term contracts with our customers, our customers may stop purchasing our products at any time, which makes it difficult to forecast our results of operations and to plan expenditures accordingly.***

We do not have long-term contracts with our customers. Accordingly:

- customers can stop purchasing our products at any time without penalty;
- customers are free to purchase products from our competitors;
- we are exposed to competitive pricing pressure on each order; and
- customers are not required to make minimum purchases.

If we do not succeed in obtaining new sales orders from existing customers, our results of operations will be negatively impacted.

***Because many of our shipments occur in the last month of a quarter, we are at risk of one or more transactions not being delivered according to forecast.***

We have historically shipped approximately 75% of our products in the last month of each quarter. As any one shipment may be significant to meet our quarterly sales projection, any slippage of shipments into a subsequent quarter may result in our not meeting our quarterly sales projection, which may adversely impact our results of operations for the quarter.

***We rely on a limited number of parts, components and equipment manufacturers. Failure of any of these suppliers to provide us with quality products in a timely manner could negatively affect our revenues and results of operations.***

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to us in a timely and cost-effective manner could negatively affect our business. We currently use numerous vendors to supply parts, components and subassemblies for the manufacture and support of our products. Some key parts, however, may only be obtained from a single supplier or a limited group of suppliers. In particular, we rely on Philips Enabling Technologies Group, B.V., or Philips ETG, and Frencken Mechatronics B.V. for our supply of mechanical parts and subassemblies; Gatan, Inc. for critical accessory products; and Neways Electronics, N.V. and Benchmark Electronics for some of our electronic subassemblies. In addition, some of our suppliers rely on sole suppliers. As a result of this concentration of key suppliers, our results of operations may be materially and adversely affected if we do not timely and cost-effectively receive a sufficient quantity of quality parts to meet our production requirements or if we are required to find alternative suppliers for these supplies. We may not be able to expand our supplier group or to reduce our dependence on single suppliers. From time to time, we have experienced supply constraints with respect to the mechanical parts and subassemblies produced by Philips ETG. If Philips ETG is not able to meet our supply requirements, these constraints may affect our ability to deliver products to customers in a timely manner, which could have an adverse effect on our results of operations. In addition, because we only have a few equipment suppliers, we may be more exposed to future cost increases for this equipment.

***The industries in which we sell our products are cyclical, which may cause our results of operations to fluctuate.***

Our business depends in large part on the capital expenditures of industry and institute, semiconductor and data storage customers, which accounted for the following percentages of our net sales (product and service) for the periods indicated:

| YEAR ENDED DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Industry and Institute | **52.3%** | 46.4% |
| Semiconductor | **40.5** | 46.4 |
| Data Storage | **7.2** | 7.2 |

The data storage and semiconductor industries are cyclical. These industries have experienced significant economic downturns at various times in the last decade. Such downturns have been characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. A downturn in one or more of these industries, or the businesses of one or more of our customers, could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, in 2005, the semiconductor equipment market experienced weakness. Global economic conditions continue to be volatile and slower growth or reduced demand for our customers' products in the future would cause our business to decline. During downturns, our sales or margins may decline.

The industry and institute market also is affected by overall economic conditions, but is not as cyclical as the semiconductor and data storage markets. However, industry and institute customer spending is highly dependent on governmental and private funding levels and timing, which can vary depending on budgetary and/or economic constraints. In 2005, North American industry and institute revenues were weak. We believe this weakness was due, at least in part, to delays in government funding to our customers and potential customers.

As a capital equipment provider, our revenues depend in large part on the spending patterns of our customers, who often delay expenditures or cancel orders in reaction to variations in their businesses or general economic conditions. Because a high proportion of our costs are fixed, we have a limited ability to reduce expenses quickly in response to revenue shortfalls. In an industry of prolonged economic downturn, we may not be able to reduce our significant fixed costs, such as manufacturing overhead, capital equipment or research and development costs, which may cause our gross margins to erode and our net loss to increase or earnings to decline.

***If our customers cancel or reschedule orders or if an anticipated order for even one of our systems is not received in time to permit shipping during a certain fiscal period, our operating results for that fiscal period may fluctuate and our business and financial results for such period could be materially and adversely affected.***

Our customers are able to cancel or reschedule orders, generally with limited or no penalties, depending on the product's stage of completion. The amount of purchase orders at any particular date, therefore, is not necessarily indicative of sales to be made in any given period. Our build cycle, or the time it takes us to build a product to customer specifications, typically ranges from one to six months. During this period, the customer may cancel the order, although generally we will receive a cancellation fee based on the agreed-upon shipment schedule. In addition, we derive a substantial portion of our net sales in any fiscal period from the sale of a relatively small number of high-priced systems, with a large portion in the last month of the quarter. As a result, the timing of revenue recognition for a single transaction could have a material effect on our revenue and results of operations for a particular fiscal period.

Due to these and other factors, our net revenues and results of operations have fluctuated in the past and are likely to fluctuate significantly in the future on a quarterly and annual basis. It is possible that in some future quarter or quarters our results of operations will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

***Many of our projects are funded under federal, state and local government contracts and if we are found to have violated the terms of the government contracts or applicable statutes and regulations, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse affect on our business and results of operations.***

In addition, government contracts are subject to specific procurement regulations, contract provisions, and requirements relating to the formation, administration, performance, and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. As a result of our government contracting, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes. Further, if we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. If one or more of our government contracts are terminated for any reason, or if we are suspended from government work, we could suffer the loss of the contracts, which could have a material adverse effect on our business and results of operations.

***Changes and fluctuations in government's spending priorities could adversely affect our revenue expectations.***

Because a substantial part of our overall business is generated either directly or indirectly as a result of federal and local government regulatory and infrastructure priorities, shifts in these priorities due to changes in policy imperatives or economic conditions are often unpredictable and may affect our revenues.

Political instability in key regions around the world coupled with the United States government's commitment to the war on terror put at risk federal discretionary spending, including spending on nanotechnology research programs and projects that are of particular importance to our business. At the state and local levels, the need to compensate for reductions in the federal matching funds, as well as financing of federal unfunded mandates, creates strong pressures to cut back on research expenditures as well. There can be no assurances that potential reduction of federal funding would not adversely affect our business.

***We have long sales cycles for our systems, which may cause our results of operations to fluctuate and could negatively impact our stock price.***

Our sales cycle can be 12 months or longer and is unpredictable. Variations in the length of our sales cycle could cause our net sales and, therefore, our business, financial condition, results of operations, operating margins and cash flows, to fluctuate widely from period to period. These variations could be based on factors partially or completely outside of our control.

The factors that could affect the length of time it takes us to complete a sale depend on many elements, including:

- the efforts of our sales force and our independent sales representatives;
- changes in the composition of our sales force, including the departure of senior sales personnel;
- the history of previous sales to a customer;
- the complexity of the customer's manufacturing processes;
- the economic environment;
- the internal technical capabilities and sophistication of the customer; and
- the capital expenditure budget cycle of the customer.

Our sales cycle also extends in situations where the sale involves developing new applications for a system or technology. As a result of these and a number of other factors that could influence sales cycles with particular customers, the period between initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, may vary widely.

***The loss of key management or our inability to attract and retain sufficient numbers of managerial, engineering and other technical personnel could have a material adverse effect on our business and results of operations.***

Attracting qualified personnel is difficult and our recruiting efforts may not be successful. Specifically, our product generation efforts depend on hiring and retaining qualified engineers. The market for qualified engineers is very competitive. In addition, experienced management and technical, marketing and support personnel in the information technology industry are in high demand, and competition for such talent is intense. The loss of key personnel, or our inability to attract key personnel, could have a material adverse effect on our business, prospects, financial condition or results of operations.

***Philips Business Electronics International B.V. has significant influence on all company shareholder votes and may have different interests than our other shareholders.***

As of December 31, 2005, Philips Business Electronics International B.V., or PBE, a subsidiary of Koninklijke Philips Electronics N.V., owned approximately 25% of our outstanding common stock. In addition, Jan C. Lobbezoo, Executive Vice President, Philips International B.V., an affiliate of Philips, serves on our Board of Directors. As a result, PBE has significant influence on matters submitted to our shareholders for approval, including proposals regarding:

- any merger, consolidation or sale of all or substantially all of our assets; and
- the election of members to our board of directors.

In addition to its significant influence, PBE's interests may be significantly different from the interests of other owners of our common stock, holders of our options to purchase common stock and holders of our debt securities.

***Our customers experience rapid technological changes, with which we must keep pace, but we may be unable to introduce new products on a timely and cost-effective basis to meet such changes.***

The data storage, semiconductor and industry and institute industries experience rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends in large part on our ability to develop, in a timely and cost-effective manner, new and enhanced systems at competitive prices and to accurately predict technology transitions. In addition, new product introductions or enhancements by competitors could cause a decline in our sales or a loss of market acceptance of our existing products. Increased competitive pressure also could lead to intensified price competition, resulting in lower margins, which could materially adversely affect our business, prospects, financial condition and results of operations.

Our success in developing, introducing and selling new and enhanced systems depends on a variety of factors, including:

- selection and development of product offerings;
- timely and efficient completion of product design and development;
- timely and efficient implementation of manufacturing processes;
- effective sales, service and marketing functions; and
- product performance.

Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for products under development and the equipment required to produce such products. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing existing products.

The process of developing new high technology capital equipment products and services is complex and uncertain, and failure to accurately anticipate customers' changing needs and emerging technological trends, to complete engineering and development projects in a timely manner and to develop or obtain appropriate intellectual property could significantly harm our results of operations. We must make long-term investments and commit significant resources before knowing whether our predictions will result in products that the market will accept. For example, we have invested significant resources in the development of three-dimensional metrology products for semiconductor wafer manufacturing and sales have been modest. If three-dimensional metrology is not widely accepted, or if we fail to develop products that are accepted by the marketplace, our long-term growth could be harmed. In addition, we have invested substantial resources in our new *Titan* S/TEM electron microscope, and further engineering and development will be required to take full advantage of this new S/TEM platform. If the completion of further development is delayed, potential revenue growth could be deferred.

To the extent that a market does not develop for a new product, we may decide to discontinue or modify the product. These actions could involve significant costs and/or require us to take charges in future periods. If these products are accepted by the marketplace, sales of our new products may cannibalize sales of our existing products. Further, after a product is developed, we must be able to manufacture sufficient volume quickly and at low cost. To accomplish this objective, we must accurately forecast production volumes, mix of products and configurations that meet customer requirements. If we are not successful in making accurate forecasts, our business and results of operations could be significantly harmed.

***Any failure by us to execute planned cost reductions successfully could result in total costs and expenses that are greater than expected.***

We have undertaken restructuring plans to bring operational expenses to appropriate levels for our business. In 2005, we took significant restructuring charges in connection with the closing of our Peabody, Massachusetts plant and otherwise. We may have further workforce reductions or rebalancing actions in the future. Significant risks associated with these actions and other workforce management issues that may impair our ability to achieve anticipated cost reductions or that may otherwise harm our business include delays in implementation of anticipated workforce reductions in highly regulated locations outside of the United States, particularly in Europe and Asia, redundancies among restructuring programs, decreases in employee morale and the failure to meet operational targets due to the loss of employees, particularly sales employees and engineers.

***Because we have significant operations outside of the United States, we are subject to political, economic and other international conditions that could result in increased operating expenses and regulation of our products and increased difficulty in maintaining operating and financial controls.***

Since a significant portion of our operations occur outside of the United States, our revenues and expenses are impacted by foreign economic and regulatory conditions. In the years ended December 31, 2005 and 2004, approximately 69% and 62%, respectively, of our revenues came from outside of the United States. We have manufacturing facilities in Brno, Czech Republic and Eindhoven, the Netherlands and sales offices in many other countries. In addition, approximately 31% of our sales in the years ended December 31, 2005 and 2004 were derived from sales in Asia. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. Instabilities in Asian economies may continue and recur in the future or instability could occur in other foreign economies, any of which could have a material adverse effect on our business, prospects, financial condition, margins and results of operations.

Moreover, we operate in approximately 50 countries; 29 with a direct presence and an additional 21 via sales agents. Some of our global operations are geographically isolated, are distant from corporate headquarters and /or have little infrastructure support. Therefore maintaining and enforcing operating and financial controls can be difficult. Failure to maintain or enforce controls could have a material adverse effect on our control over service inventories, quality of service, customer relationships and financial reporting.

Our exposure to the business risks presented by Asian economies and other foreign economies will increase to the extent we continue to expand our global operations. International operations will continue to subject us to a number of risks, including:

- longer sales cycles;
- multiple, conflicting and changing governmental laws and regulations;
- protectionist laws and business practices that favor local companies;
- price and currency exchange rates and controls;
- difficulties in collecting accounts receivable;
- travel and transportation difficulties resulting from actual or perceived health risks (e.g. SARS and Avian Influenza); and
- political and economic instability.

***If third parties assert that we violate their intellectual property rights, our business and results of operations may be materially adversely affected.***

Several of our competitors hold patents covering a variety of technologies that may be included in some of our products. In addition, some of our customers may use our products for applications that are similar to those covered by these patents. From time to time, we and our respective customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. To date, none of these allegations has resulted in litigation. Our competitors or other entities may, however, assert infringement claims against us or our customers in the future with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property rights of others. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

We also may face greater exposure to claims of infringement in the future because PBE no longer is our majority shareholder. As a result of PBE's reduction of ownership of our common stock in 2001, we no longer receive the benefit of many of the Philips patent cross-licenses that we previously received.

If we become subject to infringement claims, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, these potential infringement claims could have a material adverse effect on our business, prospects, financial condition and results of operations.

***We may not be able to enforce our intellectual property rights, especially in foreign countries, which could materially adversely affect our business.***

Our success depends in large part on the protection of our proprietary rights. We incur significant costs to obtain and maintain patents and defend our intellectual property. We also rely on the laws of the United States and other countries where we develop, manufacture or sell products to protect our proprietary rights. We may not be successful in protecting these proprietary rights, these rights may not provide the competitive advantages that we expect, or other parties may challenge, invalidate or circumvent these rights.

Further, our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as they are in the United States. Many United States companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries. We derived approximately 69% and 62% of our sales from foreign countries in the years ended December 31, 2005 and 2004, respectively. If we fail to adequately protect our intellectual property rights in these countries, our business may be materially adversely affected.

Infringement of our proprietary rights could result in weakened capacity to compete for sales and increased litigation costs, both of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

***We are substantially leveraged, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future manufacturing capacity and research and development needs.***

We have significant indebtedness. As of December 31, 2005, we had total convertible long-term debt of approximately $225.0 million, due in 2008. The degree to which we are leveraged could have important consequences, including, but not limited to, the following:

- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;
- the dilutive effects on our shareholders as a result of the up to 5,528,527 shares of common stock that would be issued in the event we elect to settle all or a portion of the Zero Coupon Convertible Notes in shares upon the bondholders' election to convert the notes once certain stock price metrics are met;
- the dilutive effects on our shareholders as a result of up to 1,514,540 shares of our common stock that would be issued in the event all or a portion of the 5.5% Subordinated Convertible Note holders elect to convert their notes;
- a substantial portion of our cash flow from operations will be dedicated to the payment of the principal of, and interest on, our indebtedness; and
- we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

Our ability to pay interest and principal on our debt securities, to satisfy our other debt obligations and to make planned expenditures will be dependent on our future operating performance, which could be affected by changes in economic conditions and other factors, some of which are beyond our control. A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. We believe that cash flow from operations will be sufficient to cover our debt service and other requirements. If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness, however, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

***We may have exposure to income tax rate fluctuations as well as to additional tax liabilities, which would impact our financial position.***

As a corporation with operations both in the United States and abroad, we are subject to income taxes in both the United States and various foreign jurisdictions. Our effective tax rate is subject to fluctuation as the income tax rates for each year are a function of the following factors, among others:

- the effects of a mix of profits or losses earned by us and our subsidiaries in numerous foreign tax jurisdictions with a broad range of income tax rates;
- our ability to utilize recorded deferred tax assets;
- changes in contingencies related to taxes, interest or penalties resulting from tax audits; and
- changes in tax laws or the interpretation of such laws.

Changes in the mix of these items and other items may cause our effective tax rate to fluctuate between periods, which could have a material adverse effect on our financial position.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions.

We are regularly under audit by tax authorities with respect to both income and non-income taxes and may have exposure to additional tax liabilities as a result of these audits.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

***We may have underestimated past restructuring charges or we may incur future restructuring and asset impairment charges, either of which may adversely impact our results of operations.***

In 2005 and over the last few years, we initiated a series of restructurings of our operations involving, among other things, the reduction of our workforce and the consolidation of excess facilities. Restructuring charges for 2005 totaled $8.5 million. We anticipate having further reductions to our workforce and will continue to consolidate additional facilities in the first half of fiscal 2006. We may incur additional restructuring and related expenses, which may have a material adverse effect on our business, financial condition or results of operations. The charges in connection with these restructurings are only estimates and may not be accurate. As part of these restructurings, we ceased to use certain of our leased facilities and, accordingly, we have negotiated, and are continuing to negotiate, certain lease terminations and/or subleases of our facilities. We cannot predict when or if we will be successful in negotiating lease termination agreements or subleases of our facilities on terms acceptable to us. If we are not successful in negotiating terms acceptable to us, or at all, we may be required to materially increase our restructuring and related expenses in future periods. Further, if we have further reductions to our workforce or consolidate additional facilities in the future we may incur additional restructuring and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, we test our goodwill and other intangible assets for impairment annually or when an event occurs indicating the potential for impairment. If we record an impairment charge as a result of this analysis, it could have a material impact on our results of operations. We could also incur material charges as a result of write-downs of inventories or other tangible assets.

***FASB's adoption of Statement 123(R) will affect our reported results of operations and may affect how we compensate our employees and conduct our business.***

On October 13, 2004, the FASB adopted Statement 123(R), "Share-Based Payment," which will require us, starting in fiscal 2006, to measure compensation costs for all stock based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take a compensation charge equal to that value. If the FASB's Statement 123(R) was in effect for the periods reported in this Annual Report on Form 10-K, we would have had to reduce net income by approximately $34.4 million, $12.4 million and $9.5 million, net of tax, respectively, for the years ended December 31, 2005, 2004 and 2003.

In October 2005, we announced the acceleration of vesting of certain unvested, underwater stock options. The effect of this acceleration will be to reduce the aggregate compensation expense in 2006 and future years as a result of implementing SFAS No. 123(R). However, this acceleration did not eliminate all of the additional compensation charges that we will incur due to the adoption of the new rule.

Changes in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practices have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results, change the mix of compensation we pay to our employees or change the way we conduct our business.

***Due to our extensive international operations and sales, we are exposed to foreign currency exchange rate risks that could adversely affect our revenues, gross margins and results of operations.***

A significant portion of our sales and expenses are denominated in currencies other than the United States dollar, principally the euro. Approximately 15% to 25% of our revenue in a given year is denominated in euros, while more than half of our expenses are denominated in euro or other foreign currencies. Particularly as a result of this imbalance, changes in the exchange rate between the United States dollar and foreign currencies, especially the euro, can impact our revenues, gross margins, results of operations and cash flows.

We enter into foreign forward exchange contracts to partially mitigate the impact of specific cash, receivables or payables positions denominated in foreign currencies. We also enter into various forward extra contracts (a combination of a foreign forward exchange contract and an option), as well as standard option contracts, to partially mitigate the impact of changes in the euro against the dollar on our European operating results. These contracts are considered derivatives. We are required to carry all open derivative contracts on our balance sheet at fair value. When specific accounting criteria have been met, derivative contracts can be designated as hedging instruments and changes in fair value related to these derivative contracts are recorded in other comprehensive income, rather than net income, until the underlying hedged transaction affects net income. When the designated hedges mature, they are recorded in cost of goods sold. We are required to record changes in fair value for derivatives not designated as hedges in net income in the current period. Prior to the second quarter of fiscal 2004, none of our derivative contracts were designated as hedges and all realized and unrealized gains and losses were recognized in net income in the current period. Our ability to designate derivative contracts as hedges significantly reduces the volatility in our operating results due to changes in the fair value of the derivative contracts.

Achieving hedge designation is based on evaluating the effectiveness of the derivative contracts' ability to mitigate the foreign currency exposure of the linked transaction. We are required to monitor the effectiveness of all new and open derivative contracts designated as hedges on a quarterly basis. Based on our evaluation in 2005, we recorded charges totaling $0.5 million in other income/expense related to hedge dedesignations and ineffectiveness. Failure to meet the hedge accounting requirements could result in the requirement to record deferred and current realized and unrealized gains and losses into net income in the current period. This failure could result in significant fluctuations in operating results. In addition, we will continue to recognize unrealized gains and losses related to the changes in fair value of derivative contracts not designated as hedges in the current period net income. Accordingly, the related impact to operating results may be recognized in a different period than the foreign currency impact of the linked asset, liability or transaction.

The hedging transactions we undertake limit our exposure to changes in the dollar/euro exchange rate. The hedges are designed to protect us as the dollar weakens, but also provide us with some flexibility if the dollar strengthens. Foreign currency losses recorded in other income/expense, inclusive of the impact of derivatives, totaled $1.5 million, $3.1 million and $1.2 million, respectively, in 2005, 2004 and 2003.

***Our acquisition and investment strategy subjects us to risks associated with evaluating and pursuing these opportunities and integrating these businesses.***

In addition to our efforts to develop new technologies from internal sources, we also may seek to acquire new technologies from external sources. As part of this effort, we may make acquisitions of, or make significant debt and equity investments in, businesses with complementary products, services and/or technologies. Acquisitions can involve numerous risks, including management issues and costs in connection with the integration of the operations and personnel, technologies and products of the acquired companies, the possible write-downs of impaired assets, and the potential loss of key employees of the acquired companies. The inability to effectively manage any of these risks could seriously harm our business. Additionally, difficulties in integrating any potential acquisitions into our internal control structure could result in a failure of our internal control over financial reporting, which, in turn, could create a material weakness.

Our debt and equity investments in unconsolidated subsidiaries, which totaled $3.3 million at December 31, 2005, may not prove to be successful and we could lose all or a portion of our investments and/or could be required to take write-offs related to these investments. In 2005, we recorded impairment charges and realized losses totaling $6.4 million related to these investments and may be required to record additional impairment charges related to these investments in the future. To the extent we make investments in entities that we control, or have significant influence in, our financial results will reflect our proportionate share of the financial results of the entity.

***Issues arising from our enterprise resource planning system could affect our operating results and ability to manage our business effectively.***

Our ability to design, manufacture, market and service products and systems is dependent on information technology systems that encompass all of our major business functions. During 2005, we embarked upon a new enterprise resource planning ("ERP") software system to enable us to fully integrate our diverse locations and processes. In total, $7.6 million was spent in 2005 with another $0.4 million spent in the first quarter of 2006. After a review of the projected costs and time to complete the project, we abandoned this project and expensed these costs in the respective periods discussed above.

Updating our existing system presents the potential for additional difficulties. Moreover, if the existing system, as updated, is not sufficient to meet our needs, it could adversely affect our ability to do the following in a timely manner: manage and replenish inventory, fulfill and process orders, manufacture and ship products in a timely manner, invoice and collect receivables, place purchase orders and pay invoices, coordinate sales and marketing activities, prepare our financial statements, manage our accounting systems and controls and otherwise carry on our business in the ordinary course. Any such disruption could adversely affect our business, prospects, financial condition and results of operations. Moreover, difficulties arising from the ERP system could result in a failure of our internal control over financial reporting, which, in turn, could result in a material weakness and a qualified report from our independent registered public accounting firm.

***Terrorist acts or acts of war and natural disasters may seriously harm our business and revenues, costs and expenses and financial condition.***

Terrorist acts, acts of war and natural disasters (wherever located around the world) may cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and customers, any and all of which could significantly impact our revenues, expenses and financial condition. This impact could be disproportionately greater on us than on other companies as a result of our significant international presence. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot presently be predicted. We are largely uninsured for losses and interruptions caused by terrorist acts, acts of war and natural disasters and our headquarters are located in Oregon, which is subject to earthquakes.

***Unforeseen health, safety or environmental costs could impact our future net earnings.***

Some of our operations use substances that are regulated by various federal, state and international laws governing health, safety and the environment. We could be subject to liability if we do not handle these substances in compliance with safety standards for storage and transportation and applicable laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when not subject to local government regulations. We will record a liability for any costs related to health, safety or environmental remediation when we consider the costs to be probable and the amount of the costs can be reasonably estimated.

***Provisions of our charter documents could make it more difficult for a third party to acquire us even if the offer may be considered beneficial by our shareholders.***

Our articles of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our Board of Directors. Among other things, our Board of Directors has adopted a shareholder rights plan, or "poison pill," which would significantly dilute the ownership of a hostile acquirer. These provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by our shareholders. See "Description of Capital Stock" for additional information on these provisions.

***Many of our current and planned products are highly complex and may contain defects or errors that can only be detected after installation, which may harm our reputation.***

Our products are highly complex, and there is no assurance that our extensive product development, manufacturing and testing processes will be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us. As a result, we could have to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers and other losses to us or to our customers. These occurrences could also result in the loss of, or delay in, market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability.

***Some of our systems use hazardous gases and emit x-rays, which, if not properly contained, could result in property damage, bodily injury and death.***

A hazardous gas or x-ray leak could result in substantial liability and could also significantly damage customer relationships and disrupt future sales. Moreover, remediation could require redesign of the tools involved, creating additional expense, increasing tool costs and damaging sales. In addition, the matter could involve significant litigation that would divert management time and resource and cause unanticipated legal expense. Further, if such a leak involved violation of health and safety laws, we may suffer substantial fines and penalties in addition to the other damage suffered.

***We may not be successful in obtaining the necessary export licenses to conduct operations abroad, and the United States Congress may prevent proposed sales to foreign customers.***

We are subject to export control laws that limit who we sell to, what we sell and where. Moreover, licenses for the export are required from government agencies for some of our products in accordance with various statutory authorities, including the Export Administration Act of 1979, the International Emergency Economic Powers Act of 1977, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976. We can give no assurance that we will be successful in obtaining these necessary licenses in order to conduct business abroad. Failure to comply with applicable export controls or the termination or significant limitation on our ability to export certain of our products would have an adverse effect on our business, results of operations and financial condition.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Our corporate headquarters is located in a facility we own in Hillsboro, Oregon. This facility totals approximately 180,000 square feet and houses all of our Hillsboro-based activities, including manufacturing, research and development, corporate finance and administration and sales and marketing.

We also maintain an administrative, development and manufacturing facility in Eindhoven, The Netherlands, consisting of approximately 244,169 square feet of space. The lease for this space expires in 2018. Present lease payments are approximately $250,000 per month.

We maintain a manufacturing and development facility in Brno, Czech Republic, which consists of approximately 92,570 square feet of space, and is leased for approximately $110,000 per month. The lease expires in 2012.

We operate sales and service offices in leased facilities in France, Germany, Italy, Japan, the Netherlands, the United Kingdom and the United States, as well as other smaller offices in the other countries where we have direct sales and service operations. In some of these locations, we lease space directly. In other locations, we obtain space through service agreements with affiliates of Philips. We are in the process of closing several of our European sales offices and consolidating these operations into our offices in The Netherlands. This consolidation should be complete in the first half of 2006. We expect that our facilities arrangements, after the office closures, will be adequate to meet our needs for the foreseeable future and, overall, believe we can meet increased demand for facilities that may be required to meet increased demand for our products. In addition, we believe that if product demand increases, we can use outsourced manufacturing of spare parts as a means of adding capacity without increasing our direct investment in additional facilities.

## Item 3. Legal Proceedings

As of the date hereof, there is no material litigation pending against us. From time to time, we become party to litigation and subject to claims arising in the ordinary course of our business. To date, these actions have not had a material adverse effect on our business, financial position, results of operations or cash flows, and although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our shareholders during the fourth quarter ended December 31, 2005.

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on The Nasdaq Stock Market under the symbol FEIC. The high and low sales prices on The Nasdaq Stock Market for the past two years were as follows:

| 2004 | HIGH | LOW |
|---|---|---|
| Quarter 1 | $ 28.50 | $ 20.17 |
| Quarter 2 | 25.25 | 18.87 |
| Quarter 3 | 23.27 | 16.66 |
| Quarter 4 | 23.06 | 18.30 |

| 2005 | HIGH | LOW |
|---|---|---|
| Quarter 1 | **$ 25.78** | **$ 19.39** |
| Quarter 2 | **23.70** | **17.66** |
| Quarter 3 | **24.65** | **18.96** |
| Quarter 4 | **21.08** | **17.75** |

The approximate number of beneficial shareholders and shareholders of record at March 6, 2006 was 8,500 and 106, respectively.

In February 1997, we acquired the electron optics business of Koninklijke Philips Electronics N.V., or Philips, pursuant to a combination agreement between us and a subsidiary of Philips. We issued shares of our common stock to Philips at the time of the combination and agreed to issue additional shares of our common stock when stock options that were outstanding on the date of the closing of the combination (February 21, 1997) are exercised. The additional shares are issued at a rate of approximately 1.22 shares to Philips for each share issued on exercise of these options. During 2005, we did not issue any shares of our common stock to Philips in connection with this agreement. As of December 31, 2005, 185,000 shares of our common stock remain issuable under this agreement.

We did not pay or declare any cash dividends in 2005 or 2004. We intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Information regarding securities authorized for issuance under equity compensation plans will be included in the section titled "Securities Authorized for Issuance Under Equity Compensation Plans" in the proxy statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

## PART II

## Item 6. Selected Financial Data

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

| IN THOUSANDS (EXCEPT PER SHARE AMOUNTS) YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Statement of Operations Data | | | | | |
| Net sales | **$ 427,229** | $ 465,705 | $ 360,977 | $ 341,381 | $ 376,004 |
| Cost of sales [1] | **275,406** | 276,249 | 215,666 | 191,568 | 193,612 |
| Gross profit | **151,823** | 189,456 | 145,311 | 149,813 | 182,392 |
| Total operating expenses [2] | **197,773** | 156,821 | 131,743 | 131,199 | 123,318 |
| Operating (loss) income | **(45,950)** | 32,635 | 13,568 | 18,614 | 59,074 |
| Other expense, net [3] | **(9,833)** | (8,264) | (2,831) | (4,946) | (4,074) |
| (Loss) income before income taxes | **(55,783)** | 24,371 | 10,737 | 13,668 | 55,000 |
| Income tax expense [4] | **22,375** | 7,798 | 3,543 | 4,990 | 22,494 |
| Net (loss) income | **$ (78,158)** | $ 16,573 | $ 7,194 | $ 8,678 | $ 32,506 |
| Basic (loss) income per share | **$ (2.33)** | $ 0.50 | $ 0.22 | $ 0.27 | $ 1.06 |
| Diluted (loss) income per share | **$ (2.33)** | $ 0.42 | $ 0.20 | $ 0.26 | $ 1.02 |
| Shares used in basic per share calculations | **33,595** | 33,253 | 32,930 | 32,493 | 30,563 |
| Shares used in diluted per share calculations | **33,595** | 39,668 | 36,844 | 33,460 | 31,986 |

| DECEMBER 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Balance Sheet Data | | | | | |
| Cash and cash equivalents | **$ 59,177** | $ 112,602 | $ 97,430 | $ 162,879 | $ 176,862 |
| Working capital | **324,496** | 435,152 | 413,004 | 297,539 | 349,024 |
| Total assets | **656,031** | 841,044 | 755,145 | 636,479 | 607,476 |
| Convertible debt | **225,000** | 295,000 | 295,000 | 175,000 | 175,000 |
| Shareholders' equity | **292,443** | 379,570 | 336,293 | 326,925 | 296,516 |

[1] *Included in 2005 cost of sales was $14.2 million of inventory write-downs related to the closure of our Peabody, Massachusetts facility, the relocation and refocus of the product lines that were at that facility, a price adjustment on a product sale from that operation and capitalized software impairment charges related to certain semiconductor products.*

[2] *Included in 2005 operating expenses were the following:*

- *$25.4 million of asset impairments primarily related to semiconductor products and the write-off of all costs related to our enterprise resource planning ("ERP") system as we determined that the future cost required to complete the ERP system did not justify the potential return; and*
- *$8.5 million of restructuring charges, primarily for severance, lease terminations and relocation expenses for the closure of our Peabody facility and consolidation of certain of our European facilities.*

*Included in 2004 operating expenses was a $0.6 million charge for restructuring, reorganization and relocation.*

*Included in 2003 operating expenses was a $1.7 million charge for restructuring, reorganization and relocation related to our fourth quarter 2002 and second quarter 2003 restructuring and reorganization plans, plus $1.2 million for the write-off of in-process purchased technology.*

*Included in 2002 operating expenses was a restructuring charge of $5.5 million undertaken to consolidate operations, eliminate redundant facilities and reduce operating expenses, plus a charge of $6.8 million for the proposed merger with Veeco Instruments Inc., which was subsequently cancelled.*

*Included in 2001 operating expenses was a charge of $3.4 million to write off acquired in-process research and development in connection with acquisitions.*

[3] *Included in 2005 other expense, net was $6.4 million for realized losses on investments in privately-held companies and the write-down of certain of these investments for which we concluded an "other-than-temporary" impairment existed.*

*Included in 2003 other expense, net was $3.5 million related to currency and hedging gains.*

*Included in 2001 other expense, net was a valuation charge of $3.7 million to adjust the carrying value of our cost method investment in Surface/Interface, Inc. to reflect the price we paid to acquire the rest of Surface/Interface in 2001.*

[4] *Our 2005 tax expense primarily consisted of $15.1 million in expense related to the establishment of valuation allowances against the United States deferred tax assets, which offset the benefit from United States net operating losses generated in 2005. Additionally, we had approximately $10.9 million of foreign tax expense, which was offset by a net current tax benefit of $4.1 million primarily related to tax audit settlements in the United States.*

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include any expectations of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our 2006 operating results; any statements concerning proposed new products, services, developments, changes to our restructuring reserves or anticipated performance of products or services; any statements related to the needs or expected growth of our target markets; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. You can identify these statements by the fact that they do not relate strictly to historical or current facts and use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. The risks, uncertainties and assumptions referred to above include, but are not limited to, those discussed here and the risks discussed from time to time in our other public filings. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date of this report, and we assume no obligation to update these forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-Q and 8-K filed with, or furnished to, the SEC. You also should read Item 1A. "Risk Factors" for factors that we believe could cause our actual results to differ materially from expected and historical results. Other factors also could adversely affect us.

### SUMMARY OF PRODUCTS AND SEGMENTS

We are a leading supplier of products that enable the research, development and manufacturing of nanoscale features by helping our customers understand their three-dimensional structures. We serve the semiconductor, data storage and industry and institute markets where decreasing feature sizes and the need for sub-surface, structural information drive the need for our equipment and services. Our products and systems include hardware and software for focused ion beams, or FIBs, scanning electron microscopes, or SEMs, transmission electron microscopes, or TEMs, and *DualBeam* systems, which combine a FIB and SEM on a single platform, as well as CAD navigation and yield management software. TEMs and SEMs comprise our electron optics segment products. *DualBeam* systems, FIBs and CAD navigation and yield management software products collectively comprise our microelectronics segment products.

Our *DualBeam* systems include models that have wafer handling capability that are purchased by semiconductor manufacturers ("wafer-level *DualBeam* systems") and models that have small stages and are sold to customers in several markets ("small stage *DualBeam* systems").

During 2005, we introduced a new ultra-high resolution scanning TEM, or S/TEM, the *Titan*.

### OVERVIEW

Our consolidated bookings and revenues declined in 2005 compared with 2004.

The most significant weakness in customer demand in 2005 was in the semiconductor market, which experienced weakness throughout 2005. Bookings from semiconductor customers decreased 33% in 2005 compared to 2004.

Bookings from the industry and institute market increased 12% in 2005 compared to 2004, primarily as a result of successful new product introductions. This market continued to be affected, however, by a slow-down in growth in United States government funding of nanotechnology research.

Bookings from the data storage market were relatively flat, with a 1% decrease in 2005 compared to 2004.

By product, bookings strength continued to come from our transmission electron microscopes. Shipments of our new *Titan* S/TEM began in the third quarter of 2005. The strength in TEM demand was offset by weakness in several other product areas, most notable in wafer-level *DualBeam* systems and small stage *DualBeam* systems.

We experienced significant losses in 2005. This was primarily a result of the actions we took related to the weak performance of our semiconductor businesses and their related markets, which precipitated our decision to execute an extensive restructuring plan to consolidate operations, including the closure of our Peabody, Massachusetts plant. We believe the actions taken are essentially complete with the exception of some additional costs to be incurred related to European sales office consolidation, which is expected to be completed in the first half of 2006.

Our financial results for 2005 reflected the following:

- Included in cost of sales were $14.2 million of inventory write-downs related to portions of our semiconductor businesses and to the closure of our Peabody, Massachusetts facility, which primarily manufactured and supported products sold to semiconductor markets, as well as capitalized software impairment charges related to certain semiconductor products;
- Included as a separate component of operating expenses were $25.4 million of asset impairments primarily related to semiconductor business and the write-off of all costs related to our enterprise resource planning ("ERP") system as we discontinued its implementation;
- Included as a separate component of operating expenses was $8.5 million of restructuring charges, primarily for severance, lease terminations and relocation expenses for

the closure of our Peabody facility and consolidation of certain of our European facilities;

- Included as a component of other expense, net were charges totaling $6.4 million for realized losses on our investments in privately-held companies and the write-down to fair value of certain of these investments for which we concluded an "other-than-temporary" impairment existed; and
- Our 2005 tax expense primarily consisted of $15.1 million in expense related to the establishment of valuation allowances against the United States deferred tax assets, which offset the benefit from United States net operating losses generated in 2005. Additionally, we had approximately $10.9 million of foreign tax expense, which was offset by a net current tax benefit of $4.1 million primarily related to tax audit settlements in the United States.

Combined, these charges totaled $76.4 million in 2005.

## OUTLOOK FOR 2006

Beginning in 2006, we will report our revenue based on the market-focused organization that we put into place in 2005. Our semiconductor and data storage markets will be reported together as NanoElectronics and our Industry and Institute market will be broken into NanoResearch and Industrial and NanoBiology markets.

While 2005 was a difficult year for our semiconductor market products, our bookings in the fourth quarter of 2005 were up 7% from the third quarter of 2005 and we built backlog in this market in the second half of 2005. Accordingly, we expect an improvement in this market going into 2006.We also expect continued momentum for our data storage tools in the first half of 2006 as the technology transition from longitudinal recording devices to perpendicular recording devices accelerates. Lastly, we expect continued strength in all of our markets for our TEM product line in 2006.

We expect our gross margins to improve in 2006 compared to 2005 as a result of the conclusion to our restructuring efforts, including the closure of our Peabody facility, increased sales volume and a more linear shipping schedule. Additionally, we do not anticipate inventory write-down charges to the magnitude experienced in 2005 that negatively affected our gross margins.

Our operating expenses are expected to decline due to reduced restructuring and related charges, but these decreases will be offset by increased stock-based compensation costs in accordance with SFAS 123(R).

It is possible that our operating results in coming quarters could be affected somewhat by volatility in exchange rates. However, with our hedging program, we are better able to match realized gains and losses pertaining to these derivative contracts with the actual economic gains and losses of the underlying hedge transaction in the appropriate line items of our statement of operations. See also Item 7A. *Quantitative and Qualitative Disclosures about Market Risk below.*

## RESULTS OF OPERATIONS

The following table sets forth our statement of operations data in thousands of dollars.

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net sales | **$ 427,229** | $ 465,705 | $ 360,977 |
| Cost of sales | **275,406** | 276,249 | 215,666 |
| Gross profit | **151,823** | 189,456 | 145,311 |
| Research and development | **59,871** | 55,857 | 46,312 |
| Selling, general and administrative | **99,787** | 94,433 | 77,444 |
| Amortization of purchased technology | **4,219** | 5,924 | 5,069 |
| Purchased in-process research and development | – | – | 1,240 |
| Asset impairment | **25,352** | – | – |
| Restructuring, reorganization and relocation costs | **8,544** | 607 | 1,678 |
| Operating (loss) income | **(45,950)** | 32,635 | 13,568 |
| Other expense, net | **9,833** | 8,264 | 2,831 |
| (Loss) income before income taxes | **(55,783)** | 24,371 | 10,737 |
| Income tax expense | **22,375** | 7,798 | 3,543 |
| Net (loss) income | **$ (78,158)** | $ 16,573 | $ 7,194 |

The following table sets forth our statement of operations data as a percentage of net sales.

| YEAR ENDED DECEMBER 31, [1] | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net sales | **100.0%** | 100.0% | 100.0% |
| Cost of sales | **64.5** | 59.3 | 59.7 |
| Gross profit | **35.5** | 40.7 | 40.3 |
| Research and development | **14.0** | 12.0 | 12.8 |
| Selling, general and administrative | **23.4** | 20.3 | 21.5 |
| Amortization of purchased technology | **1.0** | 1.3 | 1.4 |
| Purchased in-process research and development | – | – | 0.3 |
| Asset impairment | **5.9** | – | – |
| Restructuring, reorganization and relocation costs | **2.0** | 0.1 | 0.5 |
| Operating (loss) income | **(10.8)** | 7.0 | 3.8 |
| Other expense, net | **2.3** | 1.8 | 0.8 |
| (Loss) income before income taxes | **(13.1)** | 5.2 | 3.0 |
| Income tax expense | **5.2** | 1.7 | 1.0 |
| Net (loss) income | **(18.3)%** | 3.6% | 2.0% |

[1] *Percentages may not add due to rounding.*

Net sales decreased $38.5 million, or 8.3%, to $427.2 million, in 2005 compared to $465.7 million in 2004. The decrease in net sales was driven primarily by the slow-down in the semiconductor industry, which resulted in lower sales volumes in our semiconductor products within the microelectronics segment. These sales declines were offset by higher service revenue in 2005 as described more fully below.

Net sales increased $104.7 million, or 29.0%, to $465.7 million, in 2004 compared to $361.0 million in 2003. The increase in net sales was driven primarily by increased sales to the microelectronics segment, due to stronger semiconductor industry conditions in 2004 compared to 2003, as well as increased electron optics segment sales from nanotechnology research, which are described more fully below.

### Net Sales by Segment

Net sales include sales in our microelectronics, electron optics, components and service segments. Net sales by segment (in thousands) and as a percentage of total sales were as follows:

| YEAR ENDED DECEMBER 31, | | **2005** | | | 2004 | | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|
| Microelectronics | **$** | **164,724** | **38.5%** | $ | 210,016 | 45.1% | $ | 146,199 | 40.5% |
| Electron Optics | | **153,722** | **36.0%** | | 155,097 | 33.3% | | 123,927 | 34.3% |
| Service | | **101,550** | **23.8%** | | 90,797 | 19.5% | | 81,095 | 22.5% |
| Components | | **7,233** | **1.7%** | | 9,795 | 2.1% | | 9,756 | 2.7% |
| | **$** | **427,229** | **100.0%** | $ | 465,705 | 100.0% | $ | 360,977 | 100.0% |

#### *Microelectronics*

The $45.3 million, or 21.6%, decrease in microelectronics sales in 2005 compared to 2004 primarily was due to the weakness in the semiconductor equipment market in 2005, as well as in the data storage market in the second half of 2005, which resulted in fewer units sold in 2005 compared to 2004, particularly our circuit edit and mask repair tools. The weaknesses in the semiconductor and data storage markets were partially offset by strong semiconductor equipment sales from our backlog in the first quarter of 2005, primarily of our wafer-level *DualBeam* systems. Small stage *DualBeam* system sales in 2005 were slightly lower than in 2004 mainly due to product mix.

The $63.8 million, or 43.7%, increase in microelectronics sales in 2004 compared to 2003 primarily was due to increased capital spending by the semiconductor industry, which positively affected unit sales of our 300 mm defect analysis tools and of our newer small stage *DualBeam* systems. We also had improvements in sales of our circuit edit and mask repair tools in 2004 compared to 2003. In addition, we had $8.2 million of software sales related to our Knights Technology software (purchased as the EGSoft division of Electroglas in the third quarter of 2003) in 2004, compared to $4.1 million in 2003.

#### *Electron Optics*

The $1.4 million, or 0.9%, decrease in our electron optics segment in 2005 compared to 2004 primarily was due to our exit from the SIMS business line in the second quarter of 2005, mostly offset by increased demand for our TEM products and our environmental SEM ("*ESEM*") products, which were introduced in the first quarter of 2005. The *ESEM* products allow for a broader range of samples to be analyzed. We also began shipping our *Titan* S/TEM product in the third quarter of 2005, which contributed to the offsetting factors. The selling prices for our new S/TEM products are generally higher than the existing line of TEM products. The increase in selling prices was partially offset by an approximately 6% decrease in TEM unit sales.

The $31.2 million, or 25.2%, increase in our electron optics segment in 2004 compared to 2003 primarily was due to unit increases in sales of our SEM products and increased sales of our higher-end TEM products, which were partially driven by increased spending in the research market and improved product positioning.

#### *Service*

The $10.8 million, or 11.8%, increase in our service segment revenue in 2005 compared to 2004, as well as the $9.7 million, or 12.0%, increase in 2004 compared to 2003, primarily were due to continued expansion of our installed base. Service sales are driven by the size of our installed base and the percentage of our installed base that is more than one year old, as our warranty period is typically one year. Customers usually enter into service contracts after the warranty expires.

#### *Components*

Our component sales, which comprised less than 3% of our net sales from 2003 to 2005, tend to follow the cyclical pattern of the semiconductor equipment business. Certain of our component sales include equipment refurbishment.

The decrease in 2005 compared to 2004 was primarily due to the slow-down in the semiconductor equipment business and increased product reliability, which has caused refurbishment revenue to decline.

Sales from our component segment were flat in 2004 compared to 2003 as improvements in the semiconductor equipment business, primarily in the first three quarters of 2004, were offset by a longer product life for our products.

### Net Sales by Geographic Region

A significant portion of our revenue has been derived from customers outside of the United States, which we expect to continue. The following table shows our net sales by geographic location (dollars in thousands):

| YEAR ENDED DECEMBER 31, | | **2005** | | | 2004 | | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|
| North America | **$** | **133,007** | **31.1%** | $ | 177,191 | 38.1% | $ | 128,587 | 35.6% |
| Europe | | **160,891** | **37.7%** | | 144,098 | 30.9% | | 124,487 | 34.5% |
| Asia-Pacific Region | | **133,331** | **31.2%** | | 144,416 | 31.0% | | 107,903 | 29.9% |
| | **$** | **427,229** | **100.0%** | $ | 465,705 | 100.0% | $ | 360,977 | 100.0% |

### *North America*

Sales in North America decreased $44.2 million, or 24.9%, in 2005 compared to 2004 primarily due to softness in the semiconductor industry, a slow-down in growth of United States government funding for nanotechnology research in the industry and institute market and inefficiencies in our sales force due to organizational changes. These declines were partially offset by growth in our service revenues.

The $48.6 million, or 37.8%, increase in sales in North America in 2004 compared to 2003 primarily was due to the improvement in the semiconductor industry, which positively affected unit sales of our 300 mm defect analysis tools and of our small stage *DualBeam* systems. Also, with the increase in our installed base, service revenues increased in 2004 compared to 2003. We also had increases in sales of our mask repair and circuit edit tools in 2004 compared to 2003. In addition, we had $8.2 million of Knights Technology software sales in 2004, compared to $4.1 million in 2003 and, virtually all sales from our components segment are in the United States.

### *Europe*

The $16.8 million, or 11.7%, increase in sales in Europe in 2005 compared to 2004 was primarily due to sales of our *Titan* S/TEM products, which began shipping in the third quarter of 2005, sales of our ESEM products, which began shipping in the first quarter of 2005, and increases in our other SEM products. Increased service revenue also contributed to the growth. There were no appreciable effects on revenue in Europe from currency exchange rates.

The $19.6 million, or 15.8%, increase in sales in Europe in 2004 compared to 2003 primarily was due to an increase in nanotechnology spending, better customer reception of our higher-end TEM products, increased service revenue, due to the increase in our installed base, and currency fluctuations. These increases were partially offset by a large circuit edit sale in 2003 that did not repeat in 2004. The increase of the value of European currencies against the United States dollar increased sales by approximately $12.6 million in 2004.

### *Asia-Pacific Region*

Sales in the Asia-Pacific Region decreased $11.1 million, or 7.7%, in 2005 compared to 2004 primarily due to a decline in wafer-level *DualBeam* system sales as a result of the weakness in the semiconductor industry during 2005 and our exit from the SIMS business in the second quarter of 2005. Service revenue increases offset these declines in part.

The $36.5 million, or 33.8%, increase in sales in the Asia-Pacific region in 2004 compared to 2003 primarily was due to increases in unit sales of our small stage *DualBeam* systems and our SEM products. During the second half of 2004, sales to the South Korean market increased significantly. These increases were partially offset by a large data storage sale in 2003 that did not repeat in 2004.

## Net Sales by Market

Net sales by market and as a percentage of total sales were as follows (dollars in thousands):

| YEAR ENDED DECEMBER 31, | | **2005** | | | 2004 | | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|
| Industry and Institute | **$** | **223,551** | **52.3%** | $ | 216,108 | 46.4% | $ | 180,579 | 50.0% |
| Semiconductor | | **173,158** | **40.5%** | | 216,178 | 46.4% | | 153,444 | 42.5% |
| Data Storage | | **30,520** | **7.2%** | | 33,419 | 7.2% | | 26,954 | 7.5% |
| | **$** | **427,229** | **100.0%** | $ | 465,705 | 100.0% | $ | 360,977 | 100.0% |

### *Industry and Institute*

Product sales to the industry and institute market primarily consist of SEMs, TEMs and small stage *DualBeam* systems. Customers in this market include universities, research institutes and corporate research and development labs. In addition, this market serves life sciences customers who are utilizing pathology applications of our TEMs and SEMs. Within the industry and institute market, we see opportunity for increased sales related to applications in life sciences and nanotechnology. Also, since the introduction of our small stage *DualBeam* systems in mid-2003, we penetrated some customers who were previously using SEM tools. These products, which provide a broader range of solutions for our customers, provide greater gross margins than our SEM products.

Sales in the industry and institute market increased $7.4 million, or 3.4%, in 2005 compared to 2004 due primarily to sales of our new *Titan* S/TEM products and sales of our *ESEM* products, which have higher average selling prices than other products in this market. In addition, there was a slight increase in the number of units sold in 2005 compared to 2004. These increases were partially offset by decreased demand due to a slow-down in growth of United States government funding for nanotechnology research.

The $35.5 million, or 19.7%, increase in sales to the industry and institute market in 2004 compared to 2003 primarily was due to an increase in unit sales of our SEM, TEM and small *DualBeam* products, attributed to increased nanotechnology research spending by governments, universities and industry in both the United States and Europe. Sales of our small stage *DualBeam* line of products, especially the Nova Nanolab, as well as our higher-end TEM products were especially strong.

### *Semiconductor*

Product sales to the semiconductor market includes both wafer-level and small stage *DualBeam* systems, defect analysis tools, mask repair and circuit editing FIB and *DualBeam* tools, as well as a number of component products.

Sales in the semiconductor market decreased $43.0 million, or 19.9%, in 2005 compared to 2004 primarily due to weakness in the global semiconductor markets, which resulted in fewer units sold in 2005 compared to 2004, particularly in our circuit edit and mask repair tools. We converted a significant amount of our backlog to revenue in the first quarter of 2005, which helped to ease the decrease related to this weakness. Our semiconductor backlog recovered somewhat in the fourth quarter of 2005.

The $62.7 million, or 40.9%, increase in sales to the semiconductor market in 2004 compared to 2003 primarily was due to the increase in unit sales of our small stage *DualBeam* systems, as well as increases in sales of our defect analysis tools. TEM sales to semiconductor customers also improved significantly in the fourth quarter of 2004, as did sales of our defect analysis and small *DualBeam* products. In addition, we had $8.2 million of revenue in 2004 related to our Knights Technology software, compared to $4.1 million in 2003.

***Data Storage***

Product sales to the data storage market primarily consist of wafer and slider level *DualBeam* systems and small stage *DualBeam* systems and TEMs.

Sales in the data storage market decreased $2.9 million, or 8.7%, in 2005 compared to 2004 primarily due to fewer orders as a result of the industry's timing of purchases and a shift to higher recording density technology. Revenue in the data storage market comes from only a few customers and, therefore, the timing of orders can lead to significant variances in sales from period to period. We anticipate future growth as data storage manufacturing technology continues to evolve.

The $6.5 million, or 24.0%, increase in data storage sales in 2004 compared to 2003 primarily was due to increases in unit sales of our *Certus* product in the first two quarters of 2004, which we began selling in the second half of fiscal 2003.

## Cost of Sales and Gross Margin

Cost of sales includes manufacturing costs, such as materials, labor (both direct and indirect) and factory overhead, as well as all of the costs of our customer service function such as labor, materials, travel and overhead. We see four primary drivers affecting gross margin: product mix (including the effect of price competition), volume, cost reduction efforts and currency fluctuations.

Cost of sales remained relatively flat with a decrease of $0.8 million, or 0.3%, to $275.4 million in 2005 compared to $276.2 million in 2004 compared to year over year revenue decreases of approximately 8.3%. Expected volume related cost of sales decreases were more than offset by the following additional expenses:

- an $11.0 million charge for the write-down of inventory in 2005 related to portions of our semiconductor businesses and to the closure of our Peabody, Massachusetts facility, which primarily manufactured and supported products sold to semiconductor markets. In response to the declining product demand, which continued throughout 2005, management decided to restructure these businesses, which included lowering demand expectations and accepting a significant price adjustment below cost to complete a sale on a product that we were de-emphasizing in the market place. By comparison, there were $1.7 million of inventory write-downs in 2004;
- a $3.2 million impairment charge for capitalized software in 2005 related to semiconductor products compared to no such charge in 2004;
- realized losses from our cash flow hedges totaling $2.2 million in 2005, which had limited offsetting benefit from currency movements in cost of sales compared to a realized gain of $1.8 million in 2004, which was somewhat offset the impact of currency movements on cost of sales in 2004; and
- an approximately $4.1 million increase in cost of sales due to an increase in service parts costs in 2005 compared to 2004.

Cost of sales increased $60.6 million, or 28.1%, to $276.2 million in 2004 compared to $215.7 million in 2003. The increase primarily was due to the increases in sales volume and the effects of currency fluctuations related to our manufacturing operations in Brno, Czech Republic, and Eindhoven, the Netherlands, which is where our electron optics products, our small stage *DualBeam* systems and certain of our defect analysis tools are manufactured.

Our gross margin (gross profit as a percentage of net sales) by segment was as follows:

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Microelectronics | **43.6%** | 50.2% | 49.5% |
| Electron Optics | **34.9%** | 32.1% | 34.5% |
| Components | **35.2%** | 47.1% | 60.6% |
| Service | **26.8%** | 30.8% | 31.8% |
| Overall | **35.5%** | 40.7% | 40.3% |

Gross margins decreased in 2005 compared to 2004 by approximately 5.2 percentage points largely due to the items discussed above. A shift in mix to more electron optics and service sales and fewer microelectronics sales as a percentage of our total sales also contributed to the decrease in the overall gross margin, as sales from those segments have lower gross margins than our microelectronics sales. The products in our microelectronics segment generally have higher average sales prices and a higher gross profit than the products in our other segments.

Our overall gross margin as a percentage of sales in 2004 compared to 2003 increased slightly, primarily due to the increase in gross margin in the microelectronics segment, as well as the increase in microelectronics sales as a percentage of total sales. Our gross margins also benefited from increased utilization in our European manufacturing sites in the second half of 2004. This was offset, in part, by lower than expected utilization of our United States manufacturing facilities. Our overall gross margin in 2004 was reduced by approximately 1.2 percentage points due to currency effects, net of the benefits of our hedges.

***2005 Compared to 2004 by Product Segment***

***Microelectronics*** The decrease in gross margin in the microelectronics segment primarily was due to the charges related to asset impairment and write-downs discussed above, which decreased our gross margin by 8.6 percentage points, partially offset by a shift in product mix.

***Electron Optics*** The increase in margins in our electron optics segment in 2005 compared to 2004 primarily was due to a shift in mix to our *Titan* S/TEM products and our ESEM products, which have higher margins than other products in this segment. The impact of the relative change in the United States dollar compared to European currencies (without giving effect to our foreign currency hedges) was not significant in 2005 compared to 2004.

***Components*** The decrease in margins in our components segment in 2005 compared to 2004 primarily was due to a shift in mix between new component sales versus component refurbishments, as well as an overall decrease in volume to cover fixed costs. The margins on our refurbishment work are typically greater than those on our new components.

***Service*** The decrease in margins in our service segment in 2005 compared to 2004 was primarily due to higher parts costs in the service organization as a percentage of revenues in 2005 compared to 2004. The increase in parts costs was the result of general price increases and increased parts usage for products under service contracts.

***2004 Compared to 2003 by Product Segment*** The manufacturing operations for many of our microelectronics and electron optics products are located in Europe, and, as the dollar weakened in 2004 in relation to the euro and Czech koruna, our expenses in these locations increased, and our margins were negatively impacted. In addition, our electron optics segment experienced pricing pressures from competitors, such as JEOL Ltd. and Seiko Instruments Inc., which have introduced new products into our markets or which have benefited from favorable currency exchange movements in their countries.

***Microelectronics*** The increase in gross margin in the microelectronics segment in 2004 compared to 2003 primarily was due to an improvement in product mix with an increasing percentage of sales generated by our higher margin small stage *DualBeam* systems and our defect analysis tools. In addition, the increase in our software sales as a percentage of total sales in 2004 compared to 2003 also increased our gross margin. Production efficiencies were also realized as our production volumes increased. The improvements in margin were partially offset by an approximately 0.7 percentage point decrease in 2004 in our gross margin due to the relative decline in the United States dollar compared to European currencies (without giving effect to our foreign currency hedges) related to our manufacturing operations in Brno, Czech Republic, and Eindhoven, The Netherlands. Our small stage *DualBeam* systems and certain of our defect analysis tools are manufactured in those locations.

***Electron Optics*** The decrease in margins in our electron optics segment in 2004 compared to 2003 primarily was due to a 3.7 percentage point decrease in margins related to the relative decline in the United States dollar compared to European currencies (without giving effect to our foreign currency hedges), partially offset by a shift in mix to higher margin SEM and TEM products and production efficiencies realized as our production volumes increased.

***Components*** The decrease in margin in our components segment primarily was due to a decrease in units produced, as well as a shift in mix of component products produced in 2004 compared to 2003. These decreases were magnified by the fact that our components revenue was only $9.8 million in 2004.

***Service*** The decrease in margins in our service segment in 2004 compared to 2003 primarily was due to increases in parts, labor and travel related expenses to support our products introduced in 2003, including the *Certus* products, our small stage *DualBeam* systems and our CLM 3D Metrology Systems in both the United States and Europe. We increased headcount in the service segment of our business by approximately 8%, or 38 people, in 2004 compared to 2003.

## Research and Development Costs

Research and development ("R&D") costs include labor, materials, overhead and payments to Philips and other third parties for research and development of new products and new software or enhancements to existing products and software and are presented net of subsidies received for such efforts.

R&D costs were $59.9 million (14.0% of net sales) in 2005 compared to $55.9 million (12.0% of net sales) in 2004 and $46.3 million (12.8% of net sales) in 2003.

R&D costs are reported net of subsidies and capitalized software development costs as follows (in thousands):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Gross spending | **$ 64,424** | $ 65,340 | $ 55,383 |
| Less subsidies | **(4,553)** | (8,802) | (6,684) |
| Less capitalized software | – | (682) | (2,387) |
| Net expense | **$ 59,871** | $ 55,856 | $ 46,312 |

R&D costs increased approximately $4.0 million in 2005 compared to 2004. The increase was a result of a decrease in subsidies and capitalizations of $4.3 million and $0.7 million, respectively, and an increase in facilities and outside services of $0.4 million and $0.2 million, respectively. These factors were partially offset by decreases in labor and related expenses of $1.6 million.

R&D costs increased approximately $9.6 million in 2004 compared to 2003. Approximately $2.6 million of the increase in 2004 compared to 2003 was as a result of our acquisitions of Knights Technology in the third quarter of 2003 and of Emispec Systems, Inc. in the fourth quarter of 2003. Increases in labor and related costs, exclusive of our Knights Technology and Emispec acquisitions, added an additional $2.7 million in expense. We also had a $2.6 million increase in material consumption in 2004 compared to 2003 and a $2.6 million increase in software application development. Included in the above increases, as well as other components of R&D, is a total of $2.8 million of expense related to the impact that the weakening of the United States dollar in relation to the euro had on R&D activities in Europe.

We anticipate that we will continue to invest in R&D at a similar percentage of revenue for the foreseeable future. Accordingly, as revenues increase, we currently anticipate that R&D expenditures also will increase. Actual future spending, however, will depend on market conditions.

## Selling, General and Administrative Costs

Selling, general and administrative ("SG&A") costs include labor, travel, outside services and overhead incurred in our sales, marketing, management and administrative support functions. SG&A costs also include sales commissions paid to our employees as well as to our agents.

SG&A costs were $99.8 million (23.4% of net sales) in 2005 compared to $94.4 million (20.3% of net sales) in 2004 and $77.4 million (21.5% of net sales) in 2003.

SG&A costs increased $5.4 million in 2005 compared to 2004. Increased compensation and related payroll costs contributed $4.8 million to the increase in 2005 compared to 2004. Increases in information technology costs contributed $1.8 million and increased consulting charges contributed $1.1 million to the increase in 2005 compared to 2004. These increases were partially offset by a $0.8 million gain on the sale of our SIMS product line in the second quarter of 2005, a corresponding decrease in SG&A related to SIMS of $0.4 million and a $1.2 million decrease in IT equipment rental expense.

SG&A costs increased $17.0 million in 2004 compared to 2003 due to an approximately $3.6 million increase associated with regulatory requirements, including compliance with the Sarbanes-Oxley Act of 2002, and a $10.1 million increase in labor related costs, including sales commissions and bonuses. SG&A costs also increased approximately $2.6 million in 2004 compared to 2003 due to our acquisition of Knights Technology during the third quarter of 2003. Included in the above increases, as well as other components of SG&A, is a total of $4.5 million related to the weakening of the United States dollar in relation to the euro.

## Amortization of Purchased Technology

Amortization of purchased technology was $4.2 million in 2005, $5.9 million in 2004 and $5.1 million in 2003.

In 2005, we recorded an impairment charge of $9.3 million against our purchased technology balance. See also Note 6 of Notes to Consolidated Financial Statements.

The increase in 2004 compared to 2003 was due to the acquisitions of Knights Technology and Revise Inc. during the third quarter of 2003 and Emispec in the fourth quarter of 2003.

Our purchased technology balance at December 31, 2005 was $8.2 million and current amortization of purchased technology is approximately $0.6 million per quarter, which could increase if we acquire additional technology.

## Purchased In-Process Research and Development

No purchased in-process research and development charges were recorded in 2005 or 2004. The $1.2 million of purchased in-process research and development in 2003 relates to the write-off of certain in-process technology purchased in connection with the acquisition of Knights Technology and Revise in the third quarter of 2003. The Knights Technology acquisition in-process research and development relates to next generation computer aided design navigation software. This software was approximately 55% complete upon acquisition, and became ready for market in late 2004. The Revise acquisition in-process research and development related to circuit edit applications. This project was approximately 50% complete upon acquisition. In 2004, this project was determined to have no future value.

## Asset Impairment

In 2005, we took certain actions to align our cost structure with the current prevailing market conditions, primarily in the semiconductor markets. The actions taken to date, which were necessary as a result of reduced business volumes, have resulted in decreases in our global workforce and also required us to evaluate our goodwill and other long-lived assets for impairment.

We recorded asset impairment charges and write-offs totaling $25.4 million in 2005. These charges are summarized as follows (in thousands):

| YEAR ENDED DECEMBER 31, | 2005 |
|---|---|
| Purchased technology | $ 9,328 |
| Property, plant and equipment | 7,479 |
| ERP system abandonment | 7,634 |
| Patents and other intangible assets | 911 |
| | $ 25,352 |

Our goodwill impairment analysis was focused on goodwill related to our microelectronics segment, which primarily sells to the semiconductor market. Based on our analysis of current and projected operating results, we concluded that the goodwill allocated to this segment was not impaired. However, we evaluated the recoverability of the segment's long-lived assets and concluded impairments existed. Accordingly, we recorded impairment charges based on the amounts by which the carrying amounts of these assets exceeded their fair value. Additionally, certain assets were abandoned and, accordingly, written off, including a charge for costs capitalized for the terminated ERP project.

## Restructuring, Reorganization and Relocation

During 2005, we initiated global restructuring activities to realign our cost structure with current prevailing market conditions. These actions included reductions in workforce, reorganization and relocation of employees as well as closure of our Peabody, Massachusetts facility and certain field offices around the world. Some of these actions were initiated in the second quarter of 2005 with the remainder continuing through the first half of 2006. These costs are accounted for in accordance with SFAS No. 146, *"Accounting* *for Costs Associated with Exit or Disposal Activities.*" Under SFAS No. 146, liabilities for costs associated with exit or disposal activities are recognized and measured at fair value in the period the liability is incurred.

In 2005, we expensed $4.6 million in severance and relocation costs related to workforce reductions and reallocation of personnel geographically, which is included as a component of restructuring, reorganization and relocation expense. We also incurred $3.9 million of restructuring expense for facility closures, largely related to the Peabody facility (inclusive of $0.2 million in reserve releases related to prior accruals for another facility lease that was terminated). The expected remaining costs are estimated to be approximately $2.0 million, primarily for facility closure charges to be incurred in the first half of 2006. Cash expenditures are expected to continue through the lease expiration dates ending in 2010.

Our restructuring accrual as of December 31, 2005 contains no significant amounts related to our prior years' restructuring activities due to either the culmination of our contractual obligations or our ability to negotiate termination of the lease obligations. The net impact of the lease terminations was insignificant to overall estimated lease abandonment costs accrued. The current estimate accrued for cash to be paid related to abandoned leases of $3.5 million is net of estimated sublease payments to be received and will be paid over the respective lease terms.

The following table summarizes the charges, expenditures and write-offs and adjustments in 2005 related to our restructuring, reorganization and relocation accruals (in thousands):

| YEAR ENDED DECEMBER 31, 2005 | BEGINNING ACCRUED LIABILITY | CHARGED TO EXPENSE | EXPENDITURES | WRITE-OFFS & ADJUSTMENTS | ENDING ACCRUED LIABILITY |
|---|---|---|---|---|---|
| Severance, outplacement and related benefits for terminated employees | $ 150 | $ 4,606 | $ (2,958) | $ (20) | $ 1,778 |
| Abandoned leases, leasehold improvements and facilities | 870 | 3,938 | (1,254) | (58) | 3,496 |
| | $ 1,020 | $ 8,544 | $ (4,212) | $ (78) | $ 5,274 |

The restructuring charges are based on estimates that are subject to change. Workforce related charges could change because of shifts in timing, redeployment or changes in amounts of severance and outplacement benefits. Facilities charges could change due to changes in sublease income. Our ability to generate sublease income is dependent upon lease market conditions at the time we negotiate the sublease arrangements. Variances from these estimates could alter our ability to achieve anticipated expense reductions in the planned timeframe and modify our expected cash outflows and working capital.

In addition to the charges in connection with our restructuring and reorganization plans, this line item includes costs related to relocating current employees. Relocation costs totaled $0.2 million in 2005, $0.2 million in 2004 and $1.6 in 2003. The $0.5 million restructuring charge recorded in 2004 was to accrue for costs related to an operating lease for a building we abandoned in the second quarter of 2004.

### Other Income (Expense), Net

Other income (expense) items include interest income, interest expense, foreign currency gains and losses and other miscellaneous items.

Interest income represents interest earned on cash and cash equivalents, investments in marketable securities and a shareholder note receivable. Interest income was $7.8 million in 2005, $5.2 million in 2004 and $4.9 million in 2003.

The increase in 2005 compared to 2004 was the result of higher interest rates on investments and a higher percent of investments to cash in 2005 compared to 2004. Our repurchase of $70.0 million of our 5.5% convertible subordinated notes during the second quarter of 2005 decreased interest income in the second half of 2005 compared to what it would have been without the repurchase. See the section titled "*Liquidity and Capital Resources*" below for a discussion of the changes in our cash and investment balances during 2005.

The increase in interest income in 2004 compared to 2003 was primarily due to increased average cash and investment balances, which were the result of our receipt of net proceeds of $145.9 million from our zero coupon convertible debt offering in June 2003, offset by the $31.4 million used for the redemption of a portion of our 5.5% convertible note and $23.9 million used for the purchase of a convertible note hedge related to the zero coupon convertible debt offering.

Interest expense for 2005, 2004 and 2003 primarily related to our 5.5% convertible debt issued in August 2001. The amortization of capitalized note issuance costs related to both of our convertible note issuances is also included as a component of interest expense in all periods. In connection with our repurchase of $70.0 million of our 5.5% convertible subordinated notes during the second quarter of 2005, we expensed $1.1 million of deferred note issuance costs and $0.7 million of premiums and commissions as a component of interest expense. As a result of this repurchase, our interest expense will decrease in future periods. Assuming no further repurchases, amortization of our remaining convertible note issuance costs will total approximately $0.4 million per quarter through 2008.

Interest expense in 2003 also included the write-off of $0.7 million of note issuance costs and $0.8 million for the premium paid on the redemption of $30 million of our 5.5% convertible debt in June 2003.

Other, net, primarily consists of foreign currency gains and losses on transactions and realized and unrealized gains and losses on the changes in fair value of derivative contracts entered into to hedge these transactions.

Other, net in 2005 includes a charge of $6.4 million related to impairment charges and realized losses of certain of our cost method investments. Our cost method investments are holdings in small, privately-held entities where it is not practical to estimate fair values. We evaluate our cost method investments for impairment whenever events indicate that the carrying amount of the investment may not be recoverable within a reasonable period of time. This evaluation is based on review of interim financial statements and informal discussions with the senior management of the investee entities. Given the nature of these holdings and the environment in which they operate, we may identify additional "other-than-temporary" impairments in subsequent periods, which would require us to write one or more investments down to fair market value.

The $3.1 million loss in 2004 primarily relates to a loss on our forward extra contracts in the first quarter of 2004, which was prior to our achieving hedge treatment of such contracts. In the fourth quarter of 2003, we recognized a $2.6 million gain on such contracts. Currency related losses totaled $1.5 million in 2005, $3.1 million in 2004 and $1.2 million in 2003.

In addition, beginning in July 2003, we entered into various forward exchange contracts to partially mitigate the impact of changes in the euro against the dollar on our manufacturing and operating expenses in Europe. Prior to achieving hedge treatment of such contracts in the second quarter of 2004, we marked to market any contracts that were not realized in a given quarter. The realized and unrealized gains related to these contracts totaled $4.7 million in 2003.

See "*Liquidity and Capital Resources*" below for a discussion of the changes in our cash and investment balances during 2005. See also Item 7A: "*Qualitative and Quantitative Disclosures about Market Risk*" below for a discussion of our foreign currency gains and losses and hedging activities.

### Income Tax Expense

We recorded tax expense of $22.4 million, $7.8 million and $3.5 million, respectively, in 2005, 2004 and 2003. Our 2005 tax expense primarily consisted of $15.1 million in expense related to establishment of valuation allowances against the United States deferred tax assets, which offset the benefit from United States net operating losses generated in 2005. Additionally, we had approximately $10.9 million of foreign tax expense, which was offset by a net current tax benefit of $4.1 million primarily related to tax audit settlements in the United States. Valuation allowances on deferred tax assets totaled $35.0 million and $4.9 million as of December 31, 2005 and 2004, respectively.

For 2005, we experienced an abnormally high effective tax rate as we had profits and related tax expense from our international operations, but losses in the United States for which we did not record a tax benefit. We are currently taking actions to improve the profitability of the United States operations through tax planning strategies and cost reductions that may allow us to recognize future United States deferred tax assets, possibly as early as fiscal 2006, which would result in an effective tax rate of approximately 35% for 2006. However, this situation could continue in 2006 and beyond if we do not improve the profitability of the United States operations or develop a tax strategy that will be able to utilize the benefits of our net operating losses for tax purposes.

## LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity and capital resources as of December 31, 2005 consisted of $235.4 million of cash, cash equivalents, short-term restricted cash and short-term investments, $44.6 million in non-current investments, $0.5 million of long-term restricted cash, $20.0 million of available borrowings under our existing credit facilities, as well as potential future cash flows from operations. Restricted cash relates to deposits to back bank guarantees for customer prepayments that expire through 2010. We believe that these sources of liquidity and capital will be sufficient to meet our expected operational and capital needs through at least 2006.

In 2005, cash and cash equivalents decreased $53.4 million to $59.2 million as of December 31, 2005 from $112.6 million as of December 31, 2004 primarily as a result of the use of $71.8 million for the repurchase of $70.0 million of our 5.5% subordinated notes, $15.0 million used for the purchase of property, plant and equipment, $2.4 million used for the purchase of cost-method investments and the negative impact of currency exchange rate changes of $9.2 million. These decreases were partially offset by $20.4 million provided by operations, $11.0 million of proceeds related to the termination of our convertible note hedge, $5.9 million of proceeds from the exercise of employee stock options and employee stock purchases and net sales of investments in marketable securities of $5.2 million.

Accounts receivable decreased $60.7 million to $98.3 million as of December 31, 2005 from $159.0 million as of December 31, 2004, primarily due to reduced revenue in the fourth quarter of 2005 compared to the fourth quarter of 2004. This balance was also affected by a $7.5 million decrease related to changes in currency exchange rates. Our days sales outstanding, calculated on a quarterly basis, was 88 days at December 31, 2005 compared to 100 days at December 31, 2004.

Inventories decreased $2.9 million to $84.8 million as of December 31, 2005 compared to $87.8 million as of December 31, 2004. The decrease primarily was due to currency movements of approximately $10.1 million, the SIMS asset disposal of $4.0 million and inventory write-offs of $13.8 million, partially offset by a build-up of inventory to replenish supplies after stronger than anticipated sales in the fourth quarter of 2004 and build-up to support the new TEM products. Our annualized inventory turnover rate, calculated on a quarterly basis, was 3.1 times for the quarter ended December 31, 2005 and 4.0 times for the quarter ended December 31, 2004.

Expenditures for property, plant and equipment of $15.0 million in 2005 primarily consisted of approximately $7.6 million for our ERP system and $7.3 million for routine replacement of technology and other assets. These expenditures were offset by write-offs of property, plant and equipment totaling $15.1 million in 2005, including a charge of $7.6 million to write-off all costs related to the ERP system due to our decision to discontinue this project.

We expect to continue to invest in capital equipment, customer evaluation systems and research and development equipment for applications development. We estimate our total capital expenditures in 2006 to be approximately $15 million, primarily for the development and introduction of new products and upgrades and incremental improvements to our ERP systems.

Accounts payable decreased $10.4 million to $26.2 million as of December 31, 2005 compared to $36.6 million as of December 31, 2004. The decrease resulted primarily from the timing of purchases and payments.

Accrued payroll liabilities decreased $5.9 million to $9.2 million as of December 31, 2005 compared to $15.1 million as of December 31, 2004. The decrease resulted primarily from the absence of accrued bonuses at December 31, 2005 and the timing of payroll and benefit payments.

Accrued warranty decreased $3.9 million to $5.2 million as of December 31, 2005 compared to $9.1 million as of December 31, 2004. The decrease resulted from a decline in the number, as well as a shift in the mix of units under warranty. Additionally, we recorded a $1.0 million adjustment to our warranty reserve due to favorable cost experience.

In addition to our $225.0 million of convertible debt outstanding, we maintain $10.0 million unsecured, committed and $10.0 million unsecured, uncommitted bank borrowing facilities in the United States. As part of our contracts with certain customers, we are required to provide letters of credit or bank guarantees which these customers can draw against in the event we do not perform in accordance with our contractual obligations. At December 31, 2005, we had $32.9 million of these guarantees and letters of credit outstanding, of which approximately $20.7 million were secured by restricted cash deposits.

## CONTRACTUAL PAYMENT OBLIGATIONS

A summary of our contractual commitments and obligations as of December 31, 2005 was as follows (in thousands):

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| CONTRACTUAL OBLIGATION | TOTAL | 2006 | 2007 AND 2008 | 2009 AND 2010 | 2011 AND BEYOND |
| Convertible Debt | $ 225,000 | $ – | $ 225,000 | $ – | $ – |
| Convertible Debt Interest | 12,375 | 4,125 | 8,250 | – | – |
| Letters of Credit and Bank Guarantees | 32,940 | 30,489 | 751 | 1,700 | – |
| Purchase Order Commitments | 31,372 | 31,372 | – | – | – |
| Pension Related Obligations | 925 | 111 | 173 | 121 | 520 |
| Operating Leases | 70,920 | 7,453 | 11,691 | 10,971 | 40,805 |
| Total | $ 373,532 | $ 73,550 | $ 245,865 | $ 12,792 | $ 41,325 |

## OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

## CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

Significant accounting policies and estimates underlying the accompanying consolidated financial statements include:

- the timing of revenue recognition;
- the allowance for doubtful accounts;
- valuations of excess and obsolete inventory;
- valuation of investments in privately-held companies;
- the lives and recoverability of equipment and other long-lived assets such as goodwill, existing technology intangibles and software development costs;
- restructuring and reorganization costs;
- accounting for income taxes;
- warranty liabilities;
- stock-based compensation; and
- accounting for derivatives.

It is reasonably possible that the estimates we make may change in the future.

***Revenue Recognition***

For products produced according to our published specifications, revenue is recognized when the title to the product and the risks and rewards of ownership pass to the customer. For products produced according to a particular customer's specifications, revenue is recognized when the product meets the customer's specifications and when the title and the risks and rewards of ownership have passed to the customer. In each case, the portion of revenue applicable to installation and customer acceptance is recognized upon meeting specifications at the installation site. For new applications of our products where performance cannot be assured prior to meeting specifications at the installation site, no revenue is recognized until such specifications are met. Revenue, from time and materials based service arrangements, is recognized as the service is performed.

Our billing terms on TEMs, SEMs, FIBs and *DualBeam* systems generally include a holdback of 10% to 20% of the total purchase price subject to completion of installation and final acceptance at the customer site. The portion of revenue related to installation and final acceptance, which is generally 4%, is deferred until such installation and final acceptance are completed.

We recognize software license revenues in accordance with AICPA Statement of Position ("SOP") 97-2, *"Software Revenue Recognition,"* or SOP 97-2, as amended by SOP 98-9. SOP 97-2 provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair value of each element. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. We utilize the residual method under which revenue is allocated to the undelivered element, based on vendor specific evidence of fair value, and the residual amount of revenue is allocated to the delivered element. We recognize license revenues upon delivery of the software.

We generally provide consulting and training services on a time and materials basis and provide maintenance and support services under renewable, term maintenance agreements. Maintenance and support fee revenue is recognized ratably over the contractual term, which is generally twelve months, and commences from contract date.

Deferred revenue represents customer deposits on equipment orders, orders awaiting customer acceptance and prepaid service contract revenue. Deferred revenue is recognized in accordance with our revenue recognition policies described above.

### *Allowance for Doubtful Accounts*

The allowance for doubtful accounts is estimated based on collection experience and known trends with current customers. The large number of entities comprising our customer base and their dispersion across many different industries and geographies somewhat mitigates our credit risk exposure and the magnitude of our allowance for doubtful accounts. Our estimates of the allowance for doubtful accounts are reviewed and updated on a quarterly basis. Changes to the reserve occur based upon changes in revenue levels and associated balances in accounts receivable and estimated changes in credit quality. Historically, we have not incurred significant write-offs of accounts receivable, however, an individual loss could be significant due to the relative size of our sales transactions. Our bad debt expense totaled $1.7 million, $22,000 and $0.6 million, respectively, in 2005, 2004 and 2003. Our allowance for doubtful accounts totaled $3.3 million at both December 31, 2005 and 2004.

### *Valuation of Excess and Obsolete Inventory*

Inventory is stated at the lower of cost or market, with cost determined by standard cost methods, which approximate the first-in, first-out method. Inventory costs include material, labor and manufacturing overhead. Inventory is reviewed for obsolescence and excess quantities on a quarterly basis, based on estimated future use of quantities on hand, which is determined based on past usage, planned changes to products and known trends in markets and technology. Changes in support plans or technology could have a significant impact on obsolescence. Because of the long-lived nature of many of our products, we maintain a substantial supply of parts for possible use in future repairs and customer field service. As these service parts become older, we apply a higher percentage of reserve against the recorded balance, recognizing that the older the part, the less likely it is ultimately to be used. Provision for inventory valuation adjustments totaled $10.1 million, $1.7 million and $3.1 million, respectively, during 2005, 2004 and 2003. Provision for service inventory valuation adjustments totaled $2.9 million, $2.6 million and $2.1 million, respectively, in 2005, 2004 and 2003.

### *Valuation of Investments in Privately-Held Companies*

We made investments in several small, privately held technology companies in which we hold less than 20% of the capital stock or hold notes receivable. We account for these investments at their cost unless their value has been determined to be other than temporarily impaired, in which case, we write the investment down to its estimated fair value. We review these investments periodically for impairment and make appropriate reductions in carrying value when an "other-than-temporary" decline is evident; however, for non-marketable equity securities, the impairment analysis requires significant judgment. We evaluate the financial condition of the investee, market conditions and other factors providing an indication of the fair value of the investments. Adverse changes in market conditions or poor operating results of the investees could result in additional "other-than-temporary" losses in future periods. During 2005, we recorded impairments and losses on liquidation related to these investments totaling $6.4 million. As of December 31, 2005, we had $3.3 million of investments in privately-held companies recorded on our balance sheet.

### *Lives and Recoverability of Equipment and Other Long-Lived Assets*

We evaluate the remaining life and recoverability of equipment and other assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* If there is an indication of impairment, we prepare an estimate of future, undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying value of the asset, we adjust the carrying amount of the asset to its estimated fair value.

For information on impairments recognized in 2005, see Note 6 of Notes to Consolidated Financial Statements. No such adjustments were made in 2004 or 2003.

***Goodwill***

Goodwill, which represents the excess of cost over the fair value of net assets acquired in business combinations, is evaluated for impairment annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We perform our annual impairment test in November each year. To perform that test, we compare the carrying value of our business segments to our estimates of the fair value of each of those segments. If the fair value of a business segment is less than its carrying value, we will write down the related goodwill to its implied fair value. We use estimates of future cash flows, discounted to present value, and other measures of fair value to estimate the relative fair value of each of our business segments. It is reasonably possible that our estimates of future cash flows, discount rates and other assumptions inherent in the calculation of the estimated fair value of each business segment will change in the future, which could cause us to write down goodwill at that time. We did not record any goodwill impairment charges in 2005, 2004 or 2003.

***Existing Technology Intangible Assets***

Existing technology intangible assets purchased in business combinations, which represent the estimated value of products utilizing technology existing as of the combination date discounted to their net present value, are amortized on a straight-line basis over the estimated useful life of the technology. We currently are using amortization periods ranging from 5 to 12 years for these assets. Changes in technology could affect our estimates of the useful lives of such assets. We test our technology intangible assets for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with SFAS No. 144. We evaluate recoverability by comparing the carrying amount to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Such reviews assess the fair value of the assets based upon estimates of future cash flows that the assets are expected to generate. We review the estimated useful lives of the assets on an annual basis. During 2005, we recorded impairment charges related to these assets totaling $9.3 million, which were included as a component of asset impairment on our consolidated statement of operations. For additional information on these impairments, see Note 6 of Notes to Consolidated Financial Statements. We did not change estimated useful lives or recognize impairment charges related to our technology intangible assets during 2004 or 2003.

***Software Development Costs***

We capitalize certain software development costs for software expected to be sold independently or within our products. Such costs are capitalized after the technological feasibility of the project is determined and are reported on the balance sheet in other assets. Once we begin to include such software in our products, these costs are amortized over the estimated economic life of the software, which is usually 3 years. Changes in technology could affect our estimate of the useful life of such assets. We recorded impairment charges to software development costs totaling $3.2 million in 2005, which were included as a component of cost of sales on our consolidated statement of operations. These impairment charges related primarily to our semiconductor businesses. Capitalized software development costs totaled $0.1 million and $5.7 million, respectively, at December 31, 2005 and 2004. For additional information on these impairments, see Note 6 of Notes to Consolidated Financial Statements.

***Restructuring and Reorganization Costs***

Restructuring and reorganization costs are recognized and recorded at fair value as incurred in accordance with SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* Restructuring and reorganization costs include severance and other costs related to employee terminations as well as facility costs related to future abandonment of various leased office and manufacturing sites. Changes in our estimates could occur, and have occurred, due to fluctuations in exchange rates, the sublease of unused space, unanticipated voluntary departures before severance was required and unanticipated redeployment of employees to vacant positions.

***Income Taxes***

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. In accordance with the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* we record a valuation allowance to reduce deferred tax assets to the amount expected to "more likely than not" be realized in our future tax returns.

During 2005, we recorded valuation allowances against deferred tax assets that existed prior to January 1, 2005 and United States deferred tax assets originated in 2005. Should we determine that we would not be able to realize all or part of our remaining net deferred tax assets in the future, additional increases to the valuation allowance for deferred tax assets may be required. Conversely, if we determine that certain tax assets that have been reserved for may be realized in the future, we may reduce our valuation allowance in future periods. Our net deferred tax assets totaled $3.9 million and $19.0 million, respectively, at December 31, 2005 and 2004 and our valuation allowance totaled $35.0 million and $4.9 million, respectively.

We maintain reserves for estimated tax exposures in jurisdictions of operation, including potential interest and penalties on such exposures. These tax jurisdictions include federal, state and various international tax jurisdictions. Significant income tax exposures include potential challenges of net operating loss carry-back claims, research and experimentation credits, export-related tax benefits, disposition transactions and intercompany pricing. Exposures are settled primarily through resolution of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates.

***Warranty Liabilities***

Our products generally carry a one-year warranty. A reserve is established at the time of sale to cover estimated warranty costs and certain commitments for product upgrades. Our estimate of warranty cost is primarily based on our history of warranty repairs and maintenance, as applied to systems currently under warranty. For our new products without a history of known warranty costs, we estimate the expected costs based on our experience with similar product lines and technology. While most new products are extensions of existing technology, the estimate could change if new products require a significantly different level of repair and maintenance than similar products have required in the past. Our estimated warranty costs are reviewed and updated on a quarterly basis. Changes to the reserve occur as volume, product mix and warranty costs fluctuate. Our warranty reserve totaled $5.2 million and $9.1 million, respectively, at December 31, 2005 and 2004. Warranty expense totaled $9.3 million, $11.7 million and $8.5 million, respectively, during 2005, 2004 and 2003. The 2005 expense is net of a $1.0 million positive adjustment to warranty expense based on an analysis of our actual warranty costs incurred compared to our reserve estimate.

***Stock-Based Compensation***

Beginning January 1, 2006, we will begin to account for stock options using SFAS No. 123R, *"Share-Based Payment: an amendment of FASB Statements No. 123 and 95,"* which requires companies to recognize in their statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. Prior to January 1, 2006, we accounted for stock options using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees."* We provided disclosures of net income and earnings per share as if the method prescribed by SFAS No. 123, *"Accounting for Stock-Based Compensation,"* had been applied in measuring compensation expense. Compensation expense, net of tax, calculated pursuant to SFAS No. 123 totaled $34.4 million, $12.4 million and $9.5 million, respectively, in 2005, 2004 and 2003.

***Accounting for Derivatives***

We use foreign forward extra contracts (a combination of forward exchange and option contracts) to hedge certain anticipated foreign currency exchange transactions. When specific criteria required by SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* have been met, changes in fair values of hedge contracts relating to anticipated transactions are recorded in other comprehensive income rather than net income until the underlying hedged transaction affects net income. One of the criteria for this accounting treatment is that the forward exchange contract amount should not be in excess of specifically identified anticipated transactions. By their nature, our estimates of anticipated transactions may fluctuate over time and may ultimately vary from actual transactions. When anticipated transaction estimates or actual transaction amounts decrease below hedged levels, or when the timing of transactions changes significantly, we reclassify a portion of the cumulative changes in fair values of the related hedge contracts from other comprehensive income to other income/expense during the quarter in which such changes occur.

We also use foreign forward exchange contracts to mitigate the foreign currency exchange impact of our cash, receivables and payables denominated in foreign currencies. These derivatives do not meet the criteria for hedge accounting. Changes in fair value for derivatives not designated as hedging instruments are recognized in net income in the current period.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

### FOREIGN CURRENCY EXCHANGE RATE RISK

A large portion of our business is conducted outside of the United States through a number of foreign subsidiaries. Each of the foreign subsidiaries keeps its accounting records in its respective local currency. These local currency denominated accounting records are translated at exchange rates that fluctuate up or down from period to period and consequently affect our consolidated results of operations and financial position. The major foreign currencies in which we experience periodic fluctuations are the euro, the Czech koruna, the Japanese yen and the British pound sterling. Although for each of the last three years more than 62% of our sales occurred outside of the United States, a large portion of these foreign sales were denominated in United States dollars and euros.

In addition, because of our substantial research, development and manufacturing operations in Europe, we incur a greater proportion of our costs in Europe than the revenue we derive from sales in that geographic region. Our raw materials, labor and other manufacturing costs are primarily denominated in United States dollars, euros and Czech korunas. This situation negatively affects our gross margins and results of operations when the dollar weakens in relation to the euro or koruna. A strengthening of the dollar in relation to the euro or koruna would have a positive effect on our gross margins and results of operations. Movement of Asian currencies in relation to the dollar and euro also can affect our reported sales and results of operations because we derive more revenue than we incur costs from the Asia-Pacific region. In addition, several of our competitors are based in Japan and a weakening of the Japanese yen has the effect of lowering their prices relative to ours.

Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date. Revenues and expenses are translated using the average exchange rate during the period. The resulting translation adjustments decreased shareholders' equity and comprehensive income in 2005 by $22.2 million. Holding other variables constant, if the United States dollar weakened by 10% against all currencies that we translate, shareholders' equity would increase by approximately $14.7 million as of December 31, 2005. Holding other variables constant, if the United States dollar strengthened by 10% against all currencies that we translate, shareholders' equity would decrease by approximately $12.1 million as of December 31, 2005.

## RISK MITIGATION

We use derivatives to mitigate financial exposure resulting from fluctuations in foreign currency exchange rates. When specific accounting criteria have been met, changes in fair values of derivative contracts relating to anticipated transactions are recorded in other comprehensive income, rather than net income, until the underlying hedged transaction affects net income. Changes in fair value for derivatives not designated as hedging instruments are recognized in net income in the current period. As of December 31, 2005, the aggregate notional amount of our outstanding derivative contracts was $139.1 million, which contracts have varying maturities through December 2006. We do not enter into derivative financial instruments for speculative purposes.

Holding other variables constant, if the United States dollar weakened by 10%, the market value of our foreign currency contracts outstanding as of December 31, 2005 would increase by approximately $7.6 million. The increase in value relating to the forward sale or purchase contracts would, however, be substantially offset by the revaluation of the transactions being hedged. A 10% increase in the United States dollar relative to the hedged currencies would have a similar, but negative, effect on the value of our foreign currency contracts, substantially offset again by the revaluation of the transactions being hedged.

### *Balance Sheet Related*

We attempt to mitigate our currency exposures for recorded transactions by using forward exchange contracts to reduce the risk that our future cash flows will be adversely affected by changes in exchange rates. We enter into forward sale or purchase contracts for foreign currencies to hedge specific cash, receivables or payables positions denominated in foreign currencies. Changes in fair value of derivatives entered into to mitigate the foreign exchange risks related to these balance sheet items are recorded in other income/expense currently together with the transaction gain or loss from the hedged balance sheet position.

The hedging transactions we undertake limit our exposure to changes in the dollar/euro exchange rate. Foreign currency losses recorded in other income/expense, inclusive of the impact of derivatives, totaled $1.5 million, $3.1 million and $1.2 million, respectively, in 2005, 2004 and 2003.

### *Cash Flow Hedges*

We use foreign forward extra contracts (a combination of forward exchange and option contracts) and also option contracts to hedge certain anticipated foreign currency exchange transactions. The foreign exchange hedging structure is set up generally on a twelve-month time horizon. The hedging transactions we undertake primarily limit our exposure to changes in the U.S. dollar/euro exchange rate. The forward extra contract hedges are designed to protect us as the United States dollar weakens, but also provide us with some flexibility if the dollar strengthens.

Beginning in the second quarter of 2004, these derivatives met the criteria to be designated as hedges and, since then, we have recorded the change in fair value of these hedge contracts relating to anticipated transactions in other comprehensive income rather than net income until the underlying hedged transaction affects net income. We recognized realized losses of $2.2 million in 2005 in cost of sales related to hedge results, compared to a realized gain of $1.8 million in 2004. As of December 31, 2005, $0.9 million of deferred unrealized net losses on outstanding derivatives have been recorded in other comprehensive income and are expected to be reclassified to net income during the next twelve months as a result of the underlying hedged transactions also being recorded in net income. In 2005, we recorded charges totaling $0.5 million in other income (expense) related to hedge dedesignations and ineffectiveness. We continually monitor our hedge positions and forecasted transactions and, in the event changes to our forecast occur, we may have dedesignations of our cash flow hedges in the future.

Prior to the second quarter of 2004, we did not meet the criteria to treat these derivatives as hedges and, accordingly, the changes in fair value were recorded in net income. We recorded unrealized losses of $2.7 million and realized gains of $1.4 million related to these contracts in 2004 as a component of other income.

## INTEREST RATE RISK

Our exposure to market risk for changes in interest rates primarily relate to our investments. Since we have no variable interest rate debt outstanding at December 31, 2005, our interest expense is relatively fixed and not affected by changes in interest rates. In the event we issue any new debt in the future, increases in interest rates will increase the interest expense associated with the debt.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment grade securities.

***Cash, Cash Equivalents and Restricted Cash***

As of December 31, 2005, we held cash and cash equivalents of $59.2 million and short-term restricted cash of $20.1 million that consist of cash and highly liquid short-term investments having maturity dates of no more than 90 days at the date of acquisition. Declines of interest rates over time would reduce our interest income from our highly liquid short-term investments. A decrease in interest rates of one percentage point would cause a corresponding decrease in annual interest income by approximately $0.8 million assuming our cash and cash equivalent balances at December 31, 2005 remained constant. Due to the nature of our highly liquid cash equivalents, an increase in interest rates would not materially change the fair market value of our cash and cash equivalents.

***Fixed Rate Debt Securities***

As of December 31, 2005, we held short and long-term fixed rate investments of $69.3 million that consisted of corporate notes and bonds and government-backed securities. These investments are recorded on our balance sheet at fair value based on quoted market prices. Unrealized gains/losses resulting from changes in the fair value are recorded, net of tax, in shareholders' equity as a component of other comprehensive income (loss). Interest rate fluctuations impact the fair value of these investments, however, given our ability to hold these investments until maturity or until the unrealized losses recover, we do not expect these fluctuations to have a material impact on our results of operations, financial position or cash flows. Declines in interest rates over time would reduce our interest income from our short-term investments, as our short-term portfolio is re-invested at current market interest rates. A decrease in interest rates of one percentage point would cause a corresponding decrease in our annual interest income from these items of approximately $0.7 million assuming our investment balances at December 31, 2005 remained constant.

***Variable Rate-Notes***

As of December 31, 2005, we held variable-rate notes of $129.7 million. Given the highly liquid nature of variable-rate notes, cost is considered to approximate fair value for these securities and their fair value is not significantly impacted by interest rate fluctuations. Declines in interest rates over time would reduce our interest income from our investments in variable-rate notes, as interest rates are reset periodically to current market interest rates. A decrease in interest rates of one percentage point would cause a corresponding decrease in our annual interest income from these items of less than $1.3 million assuming our investment balances at December 31, 2005 remained constant.

## FAIR VALUE OF CONVERTIBLE DEBT

The fair market value of our fixed rate convertible debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The interest rate changes affect the fair market value of our long-term debt, but do not impact earnings or cash flows. At December 31, 2005, we had $225.0 million of fixed rate convertible debt outstanding. Based on open market trades, we have determined that the fair market value of our long-term fixed interest rate debt was approximately $211.1 million at December 31, 2005.

PART II

## Item 8. Financial Statements and Supplementary Data

Unaudited quarterly financial data for each of the eight quarters in the two-year period ended December 31, 2005 is as follows:

| IN THOUSANDS, EXCEPT PER SHARE DATA | 1ST QUARTER | 2ND QUARTER | 3RD QUARTER | 4TH QUARTER |
|---|---|---|---|---|
| **2005** | | | | |
| Net sales | **$ 120,993** | **$ 107,493** | **$ 97,122** | **$ 101,621** |
| Cost of sales [1] | **72,056** | **70,832** | **60,688** | **71,830** |
| Gross profit | **48,937** | **36,661** | **36,434** | **29,791** |
| Total operating expenses [2] | **42,842** | **59,626** | **43,005** | **52,300** |
| Operating income (loss) | **6,095** | **(22,965)** | **(6,571)** | **(22,509)** |
| Other (expense) income, net [3] | **(909)** | **(3,070)** | **75** | **(5,929)** |
| Income (loss) before taxes | **5,186** | **(26,035)** | **(6,496)** | **(28,438)** |
| Income tax expense (benefit) [4] | **1,763** | **19,750** | **(1,393)** | **2,255** |
| Net income (loss) | **$ 3,423** | **$ (45,785)** | **$ (5,103)** | **$ (30,693)** |
| Basic net income (loss) per share | **$ 0.10** | **$ (1.36)** | **$ (0.15)** | **$ (0.91)** |
| Diluted net income (loss) per share | **$ 0.09** | **$ (1.36)** | **$ (0.15)** | **$ (0.91)** |
| Shares used in basic per share calculations | **33,456** | **33,544** | **33,644** | **33,718** |
| Shares used in diluted per share calculations | **39,878** | **33,544** | **33,644** | **33,718** |
| **2004** | | | | |
| Net sales | $ 105,094 | $ 108,468 | $ 106,969 | $ 145,174 |
| Cost of sales | 63,063 | 64,707 | 61,760 | 86,719 |
| Gross profit | 42,031 | 43,761 | 45,209 | 58,455 |
| Total operating expenses [5] | 35,393 | 37,840 | 38,642 | 44,946 |
| Operating income | 6,638 | 5,921 | 6,567 | 13,509 |
| Other expense, net [6] | (3,737) | (1,222) | (1,538) | (1,767) |
| Income before taxes | 2,901 | 4,699 | 5,029 | 11,742 |
| Income tax expense | 1,015 | 1,645 | 1,760 | 3,378 |
| Net income | $ 1,886 | $ 3,054 | $ 3,269 | $ 8,364 |
| Basic net income per share | $ 0.06 | $ 0.09 | $ 0.10 | $ 0.25 |
| Diluted net income per share | $ 0.05 | $ 0.08 | $ 0.08 | $ 0.21 |
| Shares used in basic per share calculations | 33,186 | 33,241 | 33,262 | 33,323 |
| Shares used in diluted per share calculations | 39,714 | 39,734 | 39,561 | 39,664 |

[1] *Included in quarterly cost of sales were the following that affect comparability:*
- *Inventory and capitalized software write-downs totaling $6.4 million in the second quarter of 2005;*
- *Inventory write-downs totaling $2.4 million in the third quarter of 2005;*
- *A $1.0 million positive adjustment to our warranty reserve due to favorable cost experience compared to our original warranty reserve estimates; and*
- *Inventory write-downs totaling $5.4 million in the fourth quarter of 2005.*

[2] *Included in quarterly total operating expenses were the following that affect comparability:*
- *Charges for restructuring, reorganization and relocation expenses totaling $1.1 million, $2.8 million and $4.6 million, respectively, in the second, third and fourth quarters of 2005;*
- *Asset impairment charges totaling $15.9 million, $0.8 million and $8.7 million, respectively, in the second, third and fourth quarters of 2005; and*
- *A gain of $0.8 million related to the sale the net assets of our secondary ion mass spectrometer ("SIMS") product line in the second quarter of 2005.*

[3] *Included in other expense (income), net were the following charges that affect comparability:*
- *A charge of $1.8 million related to the repurchase and retirement of $70 million face value of our 5.5% convertible notes, included as a component of interest expense in the second quarter of 2005; and*
- *Charges of $0.8 million and $5.6 million, respectively, for "other-than-temporary" impairments in the carrying value of investments in non-public companies in the second and fourth quarters of 2005.*

[4] *Income tax expense (benefit) includes charges for valuation allowances placed on our deferred tax assets, offsetting benefits related to our United States losses in each quarter of 2005.*

[5] *Restructuring related charges totaling $0.5 million in the second quarter of 2004.*

[6] *Through the first quarter of 2004, fluctuations in other income (expense), net, on a quarterly basis, typically resulted from the timing or amount of realized and unrealized gains and losses on our foreign currency hedging contracts. Beginning in the second quarter of 2004, these derivatives met the criteria to be designated as a hedge and, prospectively, we record the change in fair value of these hedge contracts relating to anticipated transactions in other comprehensive income rather than net income until the underlying hedged transaction affects net income.*

## Report of Independent Registered Public Accounting Firm

***To the Board of Directors and Shareholders***
***FEI Company***
***Hillsboro, Oregon***

We have audited the accompanying consolidated balance sheets of FEI Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FEI Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated March 10, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Portland, Oregon
March 10, 2006

# PART II

## Consolidated Balance Sheets

(IN THOUSANDS)

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Assets | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 59,177 | $ 112,602 |
| Short-term investments in marketable securities | 156,049 | 173,681 |
| Short-term restricted cash | 20,138 | 16,356 |
| Receivables, net of allowances for doubtful accounts of $3,340 and $3,257 | 98,330 | 159,011 |
| Current receivable from Accurel | – | 515 |
| Inventories | 84,879 | 87,783 |
| Deferred tax assets | 5,157 | 8,365 |
| Other current assets | 32,328 | 31,528 |
| Total Current Assets | 456,058 | 589,841 |
| Non-current investments in marketable securities | 44,602 | 33,850 |
| Long-term restricted cash | 519 | 4,177 |
| Long-term receivable from Accurel | – | 883 |
| Property, plant and equipment, net of accumulated depreciation of $66,039 and $60,882 | 59,011 | 71,550 |
| Purchased technology, net of accumulated amortization of $40,433 and $26,871 | 8,154 | 22,080 |
| Goodwill | 41,402 | 41,486 |
| Deferred tax assets | 1,095 | 18,555 |
| Other assets, net | 45,190 | 58,622 |
| Total Assets | $ 656,031 | $ 841,044 |
| Liabilities and Shareholders' Equity | | |
| Current Liabilities: | | |
| Accounts payable | $ 26,186 | $ 36,618 |
| Current account with Philips | 1,964 | 4,240 |
| Accrued payroll liabilities | 9,205 | 15,070 |
| Accrued warranty reserves | 5,193 | 9,073 |
| Deferred revenue | 43,647 | 42,599 |
| Income taxes payable | 9,021 | 7,962 |
| Accrued restructuring, reorganization and relocation | 5,274 | 1,020 |
| Other current liabilities | 31,072 | 38,107 |
| Total Current Liabilities | 131,562 | 154,689 |
| Convertible debt | 225,000 | 295,000 |
| Deferred tax liabilities | 1,947 | 6,412 |
| Other liabilities | 5,079 | 5,373 |
| Commitments and contingencies | | |
| Shareholders' Equity: | | |
| Preferred stock – 500 shares authorized; none issued and outstanding | – | – |
| Common stock – 70,000 shares authorized; 33,800 and 33,413 shares issued and outstanding, no par value | 332,499 | 315,632 |
| Deferred stock-based compensation | (374) | – |
| Retained (deficit) earnings | (56,081) | 22,077 |
| Accumulated other comprehensive income | 16,399 | 41,861 |
| Total Shareholders' Equity | 292,443 | 379,570 |
| Total Liabilities and Shareholders' Equity | $ 656,031 | $ 841,044 |

*See accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

| FOR THE YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Sales: | | | |
| Products | **$ 322,849** | $ 370,906 | $ 280,920 |
| Products – related party | **2,830** | 4,002 | (1,038) |
| Service | **100,512** | 89,585 | 80,637 |
| Service – related party | **1,038** | 1,212 | 458 |
| Total net sales | **427,229** | 465,705 | 360,977 |
| Cost of Sales: | | | |
| Products | **201,024** | 213,434 | 160,374 |
| Services | **74,382** | 62,815 | 55,292 |
| Total cost of sales | **275,406** | 276,249 | 215,666 |
| Gross Profit | **151,823** | 189,456 | 145,311 |
| Operating Expenses: | | | |
| Research and development | **59,871** | 55,857 | 46,312 |
| Selling, general and administrative | **99,787** | 94,433 | 77,444 |
| Amortization of purchased technology | **4,219** | 5,924 | 5,069 |
| Purchased in-process research and development | **–** | – | 1,240 |
| Asset impairment | **25,352** | – | – |
| Restructuring, reorganization and relocation | **8,544** | 607 | 1,678 |
| Total operating expenses | **197,773** | 156,821 | 131,743 |
| Operating (Loss) Income | **(45,950)** | 32,635 | 13,568 |
| Other Income (Expense): | | | |
| Interest income | **7,819** | 5,212 | 4,868 |
| Interest expense | **(9,342)** | (10,332) | (11,470) |
| Other, net | **(8,310)** | (3,144) | 3,771 |
| Total other expense, net | **(9,833)** | (8,264) | (2,831) |
| (Loss) income before income taxes | **(55,783)** | 24,371 | 10,737 |
| Income tax expense | **22,375** | 7,798 | 3,543 |
| Net (loss) income | **$ (78,158)** | $ 16,573 | $ 7,194 |
| Basic net (loss) income per share | **$ (2.33)** | $ 0.50 | $ 0.22 |
| Diluted net (loss) income per share | **$ (2.33)** | $ 0.42 | $ 0.20 |
| Shares used in per share calculations: | | | |
| Basic | **33,595** | 33,253 | 32,930 |
| Diluted | **33,595** | 39,668 | 36,844 |

*See accompanying Notes to Consolidated Financial Statements.*

## Consolidated Statements of Comprehensive (Loss) Income

(IN THOUSANDS)

| FOR THE YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net (loss) income | **$ (78,158)** | $ 16,573 | $ 7,194 |
| Other comprehensive (loss) income: | | | |
| Change in cumulative translation adjustment, zero taxes provided | **(22,194)** | 16,895 | 19,258 |
| Change in unrealized loss on available-for-sale securities | **(928)** | (276) | – |
| Changes due to cash flow hedging instruments: | | | |
| Net (loss) gain on hedge instruments | **(5,219)** | 2,541 | – |
| Reclassification to net (loss) income of previously deferred gains (losses) related to hedge derivatives instruments | **2,879** | (1,085) | – |
| Comprehensive (loss) income | **$ (103,620)** | $ 34,648 | $ 26,452 |

*See accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (IN THOUSANDS)

| | COMMON STOCK SHARES | COMMON STOCK AMOUNT | DEFERRED STOCK-BASED COMPENSATION | NOTE RECEIVABLE FROM SHAREHOLDER | RETAINED EARNINGS (DEFICIT) | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | TOTAL SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2002 | 32,647 | $ 325,203 | $ – | $(1,116) | $ (1,690) | $ 4,528 | $ 326,925 |
| Net income | – | – | – | – | 7,194 | – | 7,194 |
| Accrual of interest on shareholder note receivable | – | – | – | (390) | – | – | (390) |
| Employee purchases of common stock through employee stock purchase plan | 222 | 2,880 | – | – | – | – | 2,880 |
| Stock options exercised | 215 | 1,707 | – | – | – | – | 1,707 |
| Shares issued to Philips for pre-merger options exercised | 69 | – | – | – | – | – | – |
| Tax benefit of non-qualified stock options exercised | – | 2,591 | – | – | – | – | 2,591 |
| Convertible note hedge | | (23,872) | – | | | | (23,872) |
| Translation adjustment | – | – | | – | – | 19,258 | 19,258 |
| Balance at December 31, 2003 | 33,153 | 308,509 | – | (1,506) | 5,504 | 23,786 | 336,293 |
| Net income | – | – | – | – | 16,573 | – | 16,573 |
| Accrual of interest on shareholder note receivable | – | – | – | (87) | – | – | (87) |
| Repayment of shareholder note | – | – | – | 1,593 | – | – | 1,593 |
| Employee purchases of common stock through employee stock purchase plan | 143 | 2,421 | – | – | – | – | 2,421 |
| Stock options exercised | 104 | 1,055 | – | – | – | – | 1,055 |
| Shares issued to Philips for pre-merger options exercised | 14 | – | – | – | – | – | – |
| Shares returned from escrow | (1) | (47) | – | – | – | – | (47) |
| Tax benefit of non-qualified stock options exercised | – | 415 | – | – | – | – | 415 |
| Tax benefit of convertible hedge | – | 3,279 | – | – | – | – | 3,279 |
| Translation adjustment | | | | | | 16,895 | 16,895 |
| Unrealized loss on available for sale securities | – | – | – | – | – | (276) | (276) |
| Adjustment for fair value of hedge derivatives | – | – | – | – | – | 1,456 | 1,456 |
| Balance at December 31, 2004 | 33,413 | 315,632 | – | – | 22,077 | 41,861 | 379,570 |
| Net loss | – | – | – | – | **(78,158)** | – | **(78,158)** |
| Employee purchases of common stock through employee stock purchase plan | **207** | **3,591** | – | – | – | – | **3,591** |
| Stock options exercised | **180** | **2,287** | – | – | – | – | **2,287** |
| Deferred stock compensation for restricted stock grants | – | **432** | **(432)** | – | – | – | – |
| Stock compensation expense | – | – | **58** | – | – | – | **58** |
| Reversal of tax benefit of non-qualified stock options exercised | – | **(400)** | – | – | – | – | **(400)** |
| Termination of convertible note hedge | – | **10,957** | – | – | – | – | **10,957** |
| Translation adjustment | – | – | – | – | – | **(22,194)** | **(22,194)** |
| Unrealized loss on available for sale securities | – | – | – | – | – | **(928)** | **(928)** |
| Net adjustment for fair value of hedge derivatives | – | – | – | – | – | **(2,340)** | **(2,340)** |
| **Balance at December 31, 2005** | **33,800** | **$332,499** | **$ (374)** | **$ –** | **$(56,081)** | **$ 16,399** | **$292,443** |

*See accompanying Notes to Consolidated Financial Statements.*

## Consolidated Statements of Cash Flows

(IN THOUSANDS)

| FOR THE YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net (loss) income | **$ (78,158)** | $ 16,573 | $ 7,194 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | | |
| Depreciation | **15,023** | 15,272 | 14,295 |
| Amortization | **9,253** | 12,654 | 9,758 |
| Stock compensation expense | **58** | – | – |
| Asset impairments of property, plant and equipment and other assets | **25,352** | – | – |
| Write-offs of capitalized software | **3,223** | – | – |
| Write down of cost method investments | **6,408** | – | – |
| Loss on property, plant and equipment disposals | **22** | 125 | 19 |
| Gain on sale of SIMS product line | **(797)** | – | – |
| Purchased in-process research and development | **–** | – | 1,240 |
| Gain on non-monetary transaction | **–** | (636) | – |
| Non-cash interest income from shareholder note receivable | **–** | – | (390) |
| Write-off of deferred bond offering costs | **1,108** | – | 1,590 |
| Deferred income taxes | **15,810** | (7,952) | (200) |
| Tax benefit of convertible hedge | **–** | 3,279 | – |
| Tax (reversal) benefit for non-qualified stock options exercised | **(400)** | 415 | 2,591 |
| (Increase) decrease in: | | | |
| Receivables | **53,872** | (52,510) | (3,338) |
| Receivables with Accurel | **515** | 17 | (640) |
| Inventories | **(16,906)** | 21,395 | (1,831) |
| Income taxes receivable | **(9,033)** | – | – |
| Other assets | **11,961** | (19,422) | (8,949) |
| Increase (decrease) in: | | | |
| Accounts payable | **(7,511)** | (2,046) | (1,869) |
| Current account with Philips | **(1,363)** | (1,612) | (1,215) |
| Accrued payroll liabilities | **(4,620)** | 5,957 | 561 |
| Accrued warranty reserves | **(1,697)** | (942) | (7,453) |
| Deferred revenue | **3,953** | 12,695 | (4,195) |
| Income taxes payable | **(4,734)** | 4,063 | (4,321) |
| Accrued restructuring and reorganization costs | **4,259** | (1,096) | (2,478) |
| Other liabilities | **(5,212)** | 17,218 | 2,363 |
| Net cash provided by operating activities | **20,386** | 23,447 | 2,732 |
| Cash flows from investing activities: | | | |
| Decrease in restricted cash | **(2,160)** | (7,088) | (7,714) |
| Acquisition of property, plant and equipment | **(14,983)** | (14,813) | (29,871) |
| Proceeds from disposal of property, plant and equipment | **3,023** | – | – |
| Investment in software development | **–** | (659) | (3,139) |
| Purchase of investments in marketable securities | **(172,623)** | (70,386) | (231,206) |
| Redemption of investments in marketable securities | **177,796** | 74,141 | 125,065 |
| Acquisition of patents | **(109)** | (397) | (933) |
| Investment in unconsolidated affiliate | **(2,408)** | (2,256) | (2,360) |
| Acquisition of businesses, net of cash acquired | **–** | (17) | (15,840) |
| Net cash used in investing activities | **(11,464)** | (21,475) | (165,998) |

## Consolidated Statements of Cash Flows *(continued)*

(IN THOUSANDS)

| FOR THE YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Cash flows from financing activities: | | | |
| Net repayments of bank lines of credit | **$ –** | $ – | $ (276) |
| Proceeds from issuance of zero coupon convertible notes, net of expenses | **–** | – | 145,875 |
| Redemption of 5.5% convertible notes | **(70,000)** | – | (31,366) |
| Termination (purchase) of convertible note hedge, net of warrant issued | **10,957** | – | (23,872) |
| Proceeds from exercise of stock options and employee stock purchases | **5,878** | 3,476 | 4,587 |
| Repayment of shareholder note receivable | **–** | 1,593 | – |
| Net cash (used in) provided by financing activities | **(53,165)** | 5,069 | 94,948 |
| Effect of exchange rate changes | **(9,182)** | 8,131 | 2,869 |
| (Decrease) increase in cash and cash equivalents | **(53,425)** | 15,172 | (65,449) |
| Cash and cash equivalents: | | | |
| Beginning of year | **112,602** | 97,430 | 162,879 |
| End of year | **$ 59,177** | $ 112,602 | $ 97,430 |
| Supplemental Cash Flow Information: | | | |
| Cash paid for taxes | **$ 16,482** | $ 13,244 | $ 8,299 |
| Cash paid for interest | **8,765** | 7,975 | 8,800 |
| Assumption of debt for acquisition of businesses | **–** | – | 276 |
| Exchange of finished goods for software license | **–** | – | 507 |

*See accompanying Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Business*

We design, manufacture, market and service products and systems that are used in research, development and manufacturing of very small objects, primarily by providing an understanding of their three-dimensional shape. The majority of our customers work in fields that are classified as nanotechnology, which can be described as the science of characterizing, analyzing and fabricating things smaller than 100 nanometers (a nanometer is one billionth of a meter).

Our products are based largely on focused charged particle beam technology. Our products include transmission electron microscopes ("TEMs"), scanning electron microscopes ("SEMs"), focused ion-beam systems ("FIBs"), *DualBeam* systems that combine a FIB column and a SEM column on a single platform and software systems for computer aided design ("CAD") navigation and yield management. Our *DualBeam* systems include models that have wafer handling capability that are purchased by semiconductor manufacturers ("wafer-level *DualBeam* systems") and models that have small stages and are sold to customers in several markets ("small stage *DualBeam* systems"). We also design, manufacture and sell some of the components of electron microscopes and FIBs to other manufacturers and provide service and support on our equipment. Our products are sold to a geographically diverse base of semiconductor manufacturers, thin film head manufacturers in the data storage industry and to industrial, institutional and research organizations in the life sciences and material sciences fields.

We have research, development and manufacturing operations in Hillsboro, Oregon; Sunnyvale, California; Mumbai, India; Eindhoven, the Netherlands; and Brno, Czech Republic.

Sales and service operations are conducted in the United States and approximately 50 other countries around the world. We also sell our products through independent agents and representatives in various additional countries.

### *Basis of Presentation*

The consolidated financial statements include the accounts of FEI Company and our majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

### *Use of Estimates in Financial Reporting*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant accounting policies and estimates underlying the accompanying consolidated financial statements include:

- the timing of revenue recognition;
- the allowance for doubtful accounts;
- valuations of excess and obsolete inventory;
- valuation of investments in privately-held companies;
- the lives and recoverability of equipment and other long-lived assets such as goodwill, existing technology intangibles and software development costs;
- restructuring and reorganization costs;
- accounting for income taxes;
- warranty liabilities;
- stock-based compensation; and
- accounting for derivatives.

It is reasonably possible that the estimates we make may change in the future.

### *Concentration of Credit Risk*

Instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and receivables. Our investment policy limits investments with any one issuer to 10% or less of the total investment portfolio, with the exception of money market funds and securities issued by the United States government or its agencies which may comprise up to 100% of the total investment portfolio. Our exposure to credit risk concentrations within our receivables balance is limited due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies.

### *Dependence on Key Suppliers*

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to us in a timely and cost-effective manner could negatively affect our business. We currently use numerous vendors to supply parts, components and subassemblies for the manufacture and support of our products. Some key parts, however, may only be obtained from a single supplier or a limited group of suppliers. In particular, we rely on Philips Enabling Technologies Group, B.V., or Philips ETG, and Frencken Mechatronics B.V. for our supply of mechanical parts and subassemblies; Gatan, Inc. for critical accessory products; and Neways Electronics, N.V. and Benchmark Electronics for some of our electronic subassemblies. In addition, some of our suppliers rely on sole suppliers. As a result of this concentration of key suppliers, our results of operations may be materially and adversely affected if we do not timely and cost-effectively receive a sufficient quantity of parts to meet our production requirements or if we are required to find alternative suppliers for these supplies. We may not be able to expand our supplier group or to reduce our dependence on single suppliers. From time to time, we have experienced supply constraints with respect to the mechanical parts and subassemblies produced by Philips ETG. If Philips ETG is not able to meet our supply requirements, these constraints may affect our ability to deliver products to customers in a timely manner, which could have an adverse effect on our results of operations. In addition, because we only have a few equipment suppliers, we may be more exposed to future cost increases for this equipment.

We rely on a limited number of equipment manufacturers to develop and supply the equipment we use to manufacture our products. The failure of these manufacturers to develop or deliver quality equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, because we only have a few equipment suppliers, we may be more exposed to future cost increases for this equipment.

### *Cash and Cash Equivalents*

Cash and cash equivalents include cash deposits in banks, money market funds and other highly liquid marketable securities with maturities of three months or less at the date of acquisition.

### *Restricted Cash*

Restricted cash consists of our cash balance that guarantees outstanding standby letters of credit and bank guarantees for customer advance deposits.

### *Accounts Receivable*

The roll-forward of our accounts receivable allowance was as follows (in thousands):

| | |
|---|---|
| Balance, December 31, 2002 | $ 4,414 |
| Expense | 559 |
| Write-offs | (937) |
| Translation adjustments | 984 |
| Balance, December 31, 2003 | 5,020 |
| Expense | 22 |
| Write-offs | (1,962) |
| Translation adjustments | 177 |
| Balance, December 31, 2004 | 3,257 |
| Expense | **1,654** |
| Write-offs | **(1,237)** |
| Translation adjustments | **(334)** |
| **Balance, December 31, 2005** | **$3,340** |

Write-offs include amounts written off for specifically identified bad debts.

### *Marketable Securities*

We account for our investments in marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Our investments include marketable debt securities include corporate notes and bonds and government-backed securities with maturities greater than 90 days at the time of purchase. Our fixed maturity securities are classified as available-for-sale securities and, accordingly, are carried at fair value, based on quoted market prices, with the unrealized gains or losses reported, net of tax, in shareholders' equity as part of accumulated other comprehensive income (loss). Given the highly liquid nature of variable-rate notes, cost is considered to approximate fair value for these securities.

Certain equity securities held in short-term and long-term investments related to the executive deferred compensation plan are classified as trading securities. Investments designated as trading securities are carried at fair value on the balance sheet, based on quoted market prices, with the unrealized gains or losses recorded in interest and other income in the period incurred.

Realized gains and losses on all investments are recorded on the specific identification method and are included in interest and other income. Investments with maturities greater than twelve months from the balance sheet date are classified as non-current investments, unless they are expected to be liquidated within the next twelve months; in which case, the investment is classified as current.

### *Inventories*

Inventories are stated at the lower of cost or market, with cost determined by standard cost methods, which approximate the first-in, first-out method. Inventory costs include material, labor and manufacturing overhead. Service inventories that exceed the estimated requirements for the next twelve months based on recent usage levels are reported as other long-term assets. Management has established inventory reserves based on estimates of excess and/or obsolete current and non-current inventory.

### *Income Taxes*

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. In accordance with the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* we record a valuation allowance to reduce deferred tax assets to the amount expected to "more likely than not" be realized in our future tax returns. During 2005, we recorded a valuation allowance against deferred tax assets that existed prior to January 1, 2005 and also recorded a valuation allowance for our 2005 United States losses. Should we determine that we would not be able to realize all or part of our remaining net deferred tax assets in the future, additional increases to the valuation allowance for deferred tax assets may be required. Conversely, if we determine that certain tax assets that have been reserved for may be realized in the future, we may reduce our valuation allowance in future periods.

We maintain reserves for estimated tax exposures in jurisdictions of operation, including potential interest and penalties on such exposures. These tax jurisdictions include federal, state and various international tax jurisdictions. Significant income tax exposures include potential challenges of net operating loss carry-back claims, research and experimentation credits, export-related tax benefits, disposition transactions and intercompany pricing. Exposures are settled primarily through resolution of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates.

***Property, Plant and Equipment***

Land is stated at cost. Buildings and improvements are stated at cost and depreciated over estimated useful lives of approximately thirty-five years using the straight-line method. Machinery and equipment, including systems used in research and development activities, production and in demonstration laboratories, are stated at cost and depreciated over estimated useful lives of approximately three to seven years using the straight-line method. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Maintenance and repairs are expensed as incurred. See Note 6 *"Asset Impairment Charges"* for a discussion of property, plant and equipment impairment charges incurred in 2005.

***Purchased Technology***

Purchased technology represents the estimated value of products utilizing technology existing as of the purchase date, discounted to its net present value. Purchased technology is amortized on a straight-line basis over the estimated useful life of the technology, typically five to twelve years. See Note 6 *"Asset Impairment Charges"* for a discussion of purchased technology impairment charges incurred in 2005.

***Long-Lived Asset Impairment***

We evaluate, in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the remaining life and recoverability of equipment and other assets that are to be held and used, including purchased technology and other intangible assets with definite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If there is an indication of impairment, we prepare an estimate of future, undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying value of the asset, we adjust the carrying amount of the asset to its estimated fair value. Long-lived assets to be disposed of by sale are valued at the lower of book value or fair value less cost to sell. See Note 6 *"Asset Impairment Charges"* for a discussion of long-lived asset impairment charges incurred in 2005.

***Investments in Privately-Held Companies***

We made investments in several small, privately held technology companies in which we hold less than 20% of the capital stock or hold notes receivable. We account for these investments at their cost unless their value has been determined to be other than temporarily impaired, in which case, we write the investment down to its estimated fair value. We review these investments periodically for impairment and make appropriate reductions in carrying value when an "other-than-temporary" decline is evident; however, for non-marketable equity securities, the impairment analysis requires significant judgment. We evaluate the financial condition of the investee, market conditions and other factors providing an indication of the fair value of the investments. Adverse changes in market conditions or poor operating results of the investees could result in additional "other-than-temporary" losses in future periods.

***Goodwill***

Goodwill represents the excess purchase price over fair value of net assets acquired. Pursuant to SFAS No. 142, *"Goodwill and Other Intangible Assets,"* goodwill and other identifiable intangible assets with indefinite useful lives are no longer amortized, but, instead, tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. We performed our annual goodwill test in the fourth quarter of 2005. Additionally, given impairment indicators were identified, we also tested goodwill in the second quarter of 2005. See Note 6. *"Asset Impairment Charges."* Our goodwill testing utilizes a fair value approach in accordance with the provisions of SFAS No. 142 and determined that no impairment losses were required to be recognized.

***Software Development Costs***

We capitalize certain software development costs for software expected to be sold independently or within our products. Such costs are capitalized after the technological feasibility of the project is determined and are reported on the balance sheet in other assets. Once we begin to include such software in our products, these costs are amortized over the estimated economic life of the software, currently three years. Changes in technology could affect our estimate of the useful life of such assets.

***Segment Reporting***

Based upon definitions contained within SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* we have determined that we operate in four reportable operating segments: Microelectronics, Electron Optics, Components and Service. There are no differences between the accounting policies used for our business segments compared to those used on a consolidated basis.

***Revenue Recognition***

For products produced according to our published specifications, revenue is recognized when title to the product and the risks and rewards of ownership pass to the customer. For products produced according to a particular customer's specifications, revenue is recognized when the product meets the customer's specifications and when title and the risks and rewards of ownership have passed to the customer. In each case, the portion of revenue applicable to installation and customer acceptance is recognized upon meeting specifications at the installation site. For new applications of our products where performance cannot be assured prior to meeting specifications at the installation site, no revenue is recognized until such specifications are met.

Our billing terms on TEMs, SEMs, FIBs and *DualBeam* systems generally include a holdback of 10% to 20% of the total purchase price subject to completion of installation and final acceptance at the customer site. The estimated fair value of revenue related to installation and final acceptance, which was approximately 4% as of December 31, 2005, is deferred until such installation and final acceptance are completed.

We recognize software license and support revenues in accordance with AICPA Statement of Position ("SOP") 97-2,

*"Software Revenue Recognition,"* or SOP 97-2, as amended by SOP 98-9. SOP 97-2 provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair value of the elements. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. We utilize the residual method under which revenue is allocated to the undelivered element, based on vendor specific evidence of fair value, and the residual amount of revenue is allocated to the delivered element. We recognize license revenues upon delivery of the software.

We generally provide consulting and training services on a time and materials basis and provide maintenance and support services under renewable, term maintenance agreements. Maintenance and support fee revenue is recognized ratably over the contractual term, which is generally twelve months, and commences from contract date.

***Deferred Revenue***

Deferred revenue represents customer deposits on equipment orders, orders awaiting customer acceptance and prepaid service contract revenue. Deferred revenue is recognized in accordance with our revenue recognition policies described above.

***Product Warranty Costs***

Our products generally carry a one-year warranty. A reserve is established at the time of sale to cover estimated warranty costs as a component of cost of sales on our consolidated statements of operations. Our estimate of warranty cost is based on our history of warranty repairs and maintenance. While most new products are extensions of existing technology, the estimate could change if new products require a significantly different level of repair and maintenance than similar products have required in the past. Our estimated warranty costs are reviewed and updated on a quarterly basis. Historically, we have not made significant adjustments to our estimates; however, in the third quarter of 2005, we reduced our warranty reserve by approximately $1.0 million as a result of our continual review of the actual warranty repair and maintenance activity, which was below our initial reserve estimates.

A roll-forward of our warranty liability for the years ended December 31, 2005, 2004 and 2003 was as follows (in thousands):

| | |
|---|---|
| Balance, December 31, 2002 | $ 11,978 |
| Reductions for warranty costs incurred | (12,383) |
| Warranties issued | 8,524 |
| Translation adjustments | 1,086 |
| Balance, December 31, 2003 | 9,205 |
| Reductions for warranty costs incurred | (12,729) |
| Warranties issued | 11,683 |
| Translation adjustments | 914 |
| Balance, December 31, 2004 | 9,073 |
| Reductions for warranty costs incurred | **(13,998)** |
| Warranties issued | **9,336** |
| Translation adjustments | **782** |
| **Balance, December 31, 2005** | **$ 5,193** |

***Research and Development***

Research and development costs are expensed as incurred, except for capitalized software development costs (see above). We periodically receive funds from various organizations to subsidize our research and development. These funds are reported as an offset to research and development expense. These subsidies totaled $4.5 million, $8.8 million and $6.7 million in 2005, 2004 and 2003, respectively.

***In-Process Research and Development***

Technology purchased that has not been proven technologically feasible, nor generated cost savings as of the date of acquisition, is expensed upon purchase.

***Advertising***

Advertising costs are expensed as incurred and are included as a component of selling, general and administrative costs on our consolidated statements of operations. Advertising expense totaled $2.7 million, $2.9 million and $2.2 million in 2005, 2004 and 2003, respectively.

***Computation of Per Share Amounts***

Basic earnings per share ("EPS") and diluted EPS are computed using the methods prescribed by SFAS No.128, *"Earnings per Share."* Following is a reconciliation of the shares used for basic EPS and diluted EPS (in thousands):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Shares used for basic EPS | **33,595** | 33,253 | 32,930 |
| Dilutive effect of stock options calculated using the treasury stock method | – | 690 | 670 |
| Dilutive effect of shares issuable to Philips | – | 196 | 221 |
| Dilutive effect of convertible debt | – | 5,529 | 3,023 |
| Shares used for diluted EPS | **33,595** | 39,668 | 36,844 |
| Potential common shares excluded from diluted EPS since their effect would be antidilutive: | | | |
| Stock options | **3,543** | 2,361 | 1,794 |
| Convertible debt | **7,043** | 2,928 | 2,928 |

The shares issuable upon conversion of our convertible subordinated notes are required to be included in our diluted EPS calculation if the effect of the conversion is dilutive. Given that the current impact of our notes on our 2005 diluted EPS calculations is anti-dilutive, the shares issuable upon conversion of these notes are excluded from our reported diluted EPS calculations and, as long as they remain anti-dilutive, shall remain excluded from our diluted EPS calculations. For 2004 and 2003, the impact of the Zero Coupon Subordinated Notes was dilutive and, accordingly, was included in the reported diluted EPS for the respective periods. For the same periods, the impact of the 5.5% convertible Subordinated Notes was antidilutive and was excluded.

***Stock-Based Compensation***

Beginning January 1, 2006, we will begin to account for stock options using SFAS No. 123R, *"Share-Based Payment: an amendment of FASB Statements No. 123 and 95,"* which requires companies to recognize in their statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. Prior to January 1, 2006, we accounted for stock options using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees."* We provided disclosures of net income and earnings per share as if the method prescribed by SFAS No. 123, *"Accounting for Stock-Based Compensation,"* had been applied in measuring compensation expense.

Prior to January 1, 2006, no compensation expense was recognized for stock options granted at fair value on the date of grant or Employee Share Purchase Plan ("ESPP") shares issued at a fifteen percent discount to the lower of the market price on either the first day of the applicable offering period or the purchase date. Had compensation expense for our stock option and ESPP plans been determined based on the estimated fair value of the options or shares at the date of grant or issuance, our net income (loss) and net income (loss) per share would have been adjusted as follows (in thousands, except per share amounts):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net (loss) income, as reported | **$ (78,158)** | $ 16,573 | $ 7,194 |
| Deduct – total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | **(34,379)** | (12,403) | (9,458) |
| Net (loss) income, pro forma | **$(112,537)** | $ 4,170 | $ (2,264) |
| Basic net (loss) income per share: | | | |
| As reported | **$ (2.33)** | $ 0.50 | $ 0.22 |
| Pro forma | **$ (3.35)** | $ 0.13 | $ (0.07) |
| Diluted net (loss) income per share: | | | |
| As reported | **$ (2.33)** | $ 0.42 | $ 0.20 |
| Pro forma | **$ (3.35)** | $ 0.11 | $ (0.07) |

Stock-based employee compensation expense in 2005 includes approximately $17.9 million related to the acceleration of vesting of certain options. See Note 17 *Stock Incentive Plans – Stock Option Acceleration of Vesting.*

The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income and earnings per share for future periods since options vest over several years and additional awards are made each year.

To determine the fair value of stock-based awards granted, we used the Black-Scholes option pricing model and the following weighted average assumptions:

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Risk-free interest rate | **2.8% - 4.36%** | 2.75% to 3.70% | 1.0% to 3.3% |
| Expected dividend yield | **0%** | 0.0% | 0.0% |
| Expected lives – 2001 Plan | **5.5 years** | 5.5 to 5.8 years | 5.6 years |
| – ESPP | **6 months** | 6 months | 6 months |
| Expected volatility | **71% - 74%** | 74% to 77% | 77% |

Using the Black-Scholes methodology, the total value of stock awards and options granted during 2005, 2004 and 2003 was $12.1 million, $21.1 million and $17.6 million, respectively, which would be amortized over the vesting period of the options. The weighted average fair value of stock awards and options granted during 2005, 2004 and 2003 was $13.55 per share, $15.56 per share and $10.12 per share, respectively.

***Foreign Currency Translation***

Assets and liabilities denominated in a foreign currency, where the local currency is the functional currency, are translated to U.S. dollars at the exchange rate in effect on the respective balance sheet date. Gains and losses resulting from the translation of assets, liabilities and equity are included in accumulated other comprehensive income on the consolidated balance sheet. Transactions representing revenues, costs and expenses are translated using an average rate of exchange for the period, and the related gains and losses are reported as other income (expense) on our consolidated statement of operations.

***Reclassifications***

The following reclassifications were made to the prior year financial statements to conform to the current year presentation: restricted cash movements have been reclassified out of cash flows from operating activities to cash flows from investing activities; certain receivables relating to pre-billed service contracts have been offset against the corresponding deferred revenue liabilities; certain product-related liabilities were reclassified to other current liabilities from the warranty liabilities; and certain cash deposits were reclassified from cash and cash equivalents to other current assets.

## 2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

***SFAS No. 154***

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3,"* which requires companies to apply most voluntary accounting changes retrospectively to prior financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 on January 1, 2006 and, accordingly, any future voluntary accounting changes made by us will be accounted for under SFAS No. 154 and will be applied retrospectively.

***SFAS No. 153***

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets."* SFAS No. 153 amends APB Opinion No. 29, *"Accounting for Nonmonetary Transactions,"* by replacing the exception for exchanges of similar productive assets with an exception for exchanges that do not have commercial substance. A transaction has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any effect on our financial position, results of operations or cash flows.

### *SFAS No. 151*

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs: an amendment of ARB No. 43, Chapter 4,"* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We began to apply the provisions of SFAS No. 151 in 2005, and it did not have a material impact on our financial position, results of operations or cash flows.

### *SFAS No. 123(R)*

In December 2004, the FASB issued SFAS No. 123(R), *"Share-Based Payment,"* which requires companies to recognize in their income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. We adopted SFAS No. 123(R) effective January 1, 2006. See Note 1 *Summary of Significant Accounting Policies – Stock-Based Compensation* above for the pro forma effects of how SFAS No. 123 would have affected results of operations in 2005, 2004 and 2003. SFAS No. 123(R) will not have any effect on our cash flows. We are in the process of finalizing our analysis of future stock-based compensation expense under the new standard. We estimate that total stock-based compensation expense in 2006 for existing grants will be approximately $6.0 to $8.0 million.

## 3. MERGERS AND ACQUISITIONS

We made the following acquisitions in 2003, which were consolidated in our consolidated financial statements from the date of purchase:

- On July 15, 2003, we purchased the CAD Navigation and Yield Management Software product lines of the EGSoft division ("EGSoft") of Electroglas, Inc. ("Electroglas"). We paid Electroglas $6.1 million and assumed certain liabilities in exchange for the product lines.
- On July 15, 2003, we also purchased substantially all of the assets and assumed certain liabilities of LMC Instrument Corp., dba Revise ("Revise"), a developer and manufacturer of laser-based tools for the microelectronics and micro-machining industries. The purchase price was $4.0 million.
- On November 26, 2003, we purchased substantially all of the assets and assumed certain liabilities of Emispec Systems, Inc. ("Emispec"), a developer of TEM software. We paid Emispec $6.1 million and assumed certain liabilities in exchange for their existing technology and other assets.

We made no acquisitions in 2005 or 2004.

The $1.2 million of purchased in-process research and development in 2003 relates to the write-off of certain in-process technology purchased in connection with the EGSoft and Revise acquisitions. The EGSoft acquisition of in-process research and development write-off related to next generation CAD Navigation software. This software was approximately 55% complete upon acquisition, and became ready for market in late 2004. The Revise acquisition of in-process research and development related to laser technology to take core samples from silicon. This project was approximately 50% complete upon acquisition; however, in 2004, it was determined to have no future value.

## 4. INVESTMENTS

Investments held at December 31, 2005 consisted of the following (in thousands):

| | COST BASIS | UNREALIZED GAINS | UNREALIZED LOSSES | ESTIMATED FAIR VALUE [1] | SHORT-TERM INVESTMENTS | LONG-TERM INVESTMENTS | OTHER ASSETS [1] |
|---|---|---|---|---|---|---|---|
| **Fixed Maturities** | | | | | | | |
| Corporate notes and bonds | **$ 9,863** | **$ –** | **$ (118)** | **$ 9,745** | **$ 6,532** | **$ 1,987** | **$1,226** |
| Government-backed securities | **62,006** | **–** | **(1,252)** | **60,754** | **19,817** | **40,937** | **–** |
| Variable-rate notes | **129,700** | **–** | **–** | **129,700** | **129,700** | **–** | **–** |
| Fixed maturity securities | **201,569** | **–** | **(1,370)** | **200,199** | **156,049** | **42,924** | **1,226** |
| **Equity Securities** | | | | | | | |
| Common stock and equivalents | **250** | **–** | **–** | **250** | **–** | **–** | **250** |
| Preferred stock | **1,810** | **–** | **–** | **1,810** | **–** | **–** | **1,810** |
| Other investments | **1,662** | **27** | **(11)** | **1,678** | **–** | **1,678** | **–** |
| Equity securities | **3,722** | **27** | **(11)** | **3,738** | **–** | **1,678** | **2,060** |
| | **$205,291** | **$27** | **$(1,381)** | **$203,937** | **$156,049** | **$44,602** | **$3,286** |

Investments held at December 31, 2004 consisted of the following (in thousands):

| | COST BASIS | UNREALIZED GAINS | UNREALIZED LOSSES | ESTIMATED FAIR VALUE [1] | SHORT-TERM INVESTMENTS | LONG-TERM INVESTMENTS | OTHER ASSETS [1] |
|---|---|---|---|---|---|---|---|
| **Fixed Maturities** | | | | | | | |
| Corporate notes and bonds | $ 29,277 | $604 | $ (706) | $ 29,175 | $ 16,003 | $ 9,187 | $3,985 |
| Government-backed securities | 69,968 | – | (355) | 69,613 | 46,278 | 23,335 | – |
| Variable-rate notes | 111,400 | – | – | 111,400 | 111,400 | – | – |
| Fixed maturity securities | 210,645 | 604 | (1,061) | 210,188 | 173,681 | 32,522 | 3,985 |
| **Equity Securities** | | | | | | | |
| Common stock and equivalents | 250 | – | – | 250 | – | – | 250 |
| Preferred stock | 3,007 | – | – | 3,007 | – | – | 3,007 |
| Other investments | 1,248 | 80 | – | 1,328 | – | 1,328 | – |
| Equity securities | 4,505 | 80 | – | 4,585 | – | 1,328 | 3,257 |
| | $215,150 | $684 | $(1,061) | $214,773 | $173,681 | $33,850 | $7,242 |

[1] *Investments for which it is not practical to estimate fair value are included at cost and primarily consist of investments in privately-held companies.*

Realized gains and losses on sales of marketable securities were insignificant in 2005, 2004 and 2003.

We review investments in debt and equity securities for other than temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. In the evaluation of whether an impairment is "other-than-temporary," we consider our ability and intent to hold the investment until the market price recovers, the reasons for the impairment, compliance with our investment policy, the severity and duration of the impairment and expected future performance. As of December 31, 2005, $62.0 million of government-backed securities and $8.6 million of corporate notes and bonds (exclusive of $1.2 million of convertible debentures in privately-held companies) had unrealized losses of $1.3 million and $0.1 million, respectively. These unrealized losses are mainly due to interest rate movements, and no unrealized losses of any significance existed for a period in excess of twelve months.

We have certain cost method investments totaling $2.1 million and $3.3 million at December 31, 2005 and 2004, respectively and convertible debentures at December 31, 2005 and 2004 totaling $1.2 million and $4.0 million, respectively. In 2005, 2004 and 2003, we made equity and convertible note investments totaling $2.6 million, $3.8 million and $2.4 million, respectively. At December 31, 2005, we were also committed to invest an additional $0.6 million in the event one of our investees could not find alternative financing. This commitment was funded in February 2006.

These investments are holdings in small privately-held companies, which are recorded at cost, and it is often not practical to estimate fair value. In order to assess if impairments exist that are "other-than-temporary," we reviewed recent interim financial statements, held discussions with these entities' management about their current financial conditions and future economic outlooks. We also considered our willingness to support future funding requirements as well as our intention and/or ability to hold these investments long-term. Based on these actions, in 2005, we concluded that certain of these investments had "other-than-temporary" impairments and, accordingly, we recorded impairment charges totaling $2.9 million as a component of other income (expense). We may determine that additional "other-than-temporary" impairments of these investments occur in future periods. Additionally, we recorded a loss of $3.5 million as a component of other income (expense) related to the liquidation of a portion of these convertible note investments.

Contractual maturities or expected liquidation dates of long-term marketable securities at December 31, 2005 were as follows (in thousands):

| | 2 years | 3 years | Total |
|---|---|---|---|
| Government-backed securities | $ 39,956 | $ 983 | $ 40,939 |
| Corporate notes and bonds | 1,985 | – | 1,985 |
| | $ 41,941 | $ 983 | $ 42,924 |

## 5. FACTORING OF ACCOUNTS RECEIVABLE

In 2005 and 2004, we entered into agreements under which we sold a total of $3.4 million and $5.3 million, respectively, of our accounts receivable at a discount to unrelated third party financiers without recourse. The transfer qualified for sales treatment under SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* Discounts related to the sale of the receivables, which were immaterial, were recorded on our statements of operations as other expense.

## 6. ASSET IMPAIRMENT CHARGES

We initiated restructuring actions in the second quarter of 2005, which continued into the third and fourth quarters of 2005, to align our cost structure with the current prevailing market conditions, primarily in the semiconductor markets. The actions taken to date, which were necessary as a result of reduced business volumes, have resulted in decreases in our global workforce and also required us to evaluate our goodwill and long-lived assets for impairment in components of our microelectronics segment.

As a result of these evaluations, we recorded asset impairment charges and write-downs totaling $39.6 million in 2005 as either components of asset impairment or cost of sales on our consolidated statements of operations. These charges are summarized as follows (in thousands):

| YEAR ENDED DECEMBER 31, 2005 | ASSET IMPAIRMENT | COST OF SALES | TOTAL |
|---|---|---|---|
| Inventory | $ - | **$11,016** | **$11,016** |
| Purchased technology | **9,328** | **-** | **9,328** |
| Property, plant and equipment | **7,479** | **-** | **7,479** |
| Capitalized software | **-** | **3,223** | **3,223** |
| ERP system abandonment | **7,634** | **-** | **7,634** |
| Patents and other intangibles | **911** | **-** | **911** |
| | **$25,352** | **$14,239** | **$39,591** |

***Inventory***

Write-downs of inventory in 2005 related to portions of our semiconductor businesses and to the closure of our Peabody, Massachusetts facility, which primarily manufactured and supported products sold to semiconductor markets. In response to the declining product demand which continued throughout 2005, management decided to restructure these businesses, which included lowering demand expectations and accepting a significant price adjustment of approximately $1.0 million below cost to complete a sale on a product that we were deemphasizing in the market place.

***Goodwill***

We test goodwill annually in the fourth quarter, however, in the second quarter of 2005, based on our current and projected operating results, we concluded that there were sufficient indicators to require us to assess whether a portion of our recorded goodwill balance within our microelectronics segment was impaired at this interim date. The impairment review was performed in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets."* Based on these analyses, we concluded that the goodwill allocated to this segment was not impaired.

***Long-Lived Assets***

As a result of the initiation of our restructuring actions and due to the weakness in the semiconductor market, our projected future revenues and cash flows for certain asset groupings were revised downward in the second quarter of 2005. These factors led to indications that the carrying value of our certain of our long-lived assets, including purchased intangibles recorded in various acquisitions, property, plant and equipment and patents and other intangibles, may not be recoverable and we performed impairment reviews as of July 3, 2005. The impairment reviews were performed in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* We evaluated the recoverability of the long-lived assets and concluded that impairments existed. Accordingly, we recorded impairment charges based on the amounts by which the carrying amounts of these assets exceeded their fair value. Fair value was determined based on discounted cash flows for the operating entities that had separately identifiable cash flows. In addition, in the fourth quarter of 2005, we decided to abandon our enterprise resource planning ("ERP") system project and, accordingly, wrote off all costs related to this project. In total, impairment charges for long-lived assets were $25.4 million in 2005.

## 7. INVENTORIES

Inventories consisted of the following (in thousands):

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Raw materials and assembled parts | **$22,295** | $26,687 |
| Service inventories, estimated current requirements | **12,339** | 11,763 |
| Work-in-process | **36,954** | 31,140 |
| Finished goods | **13,291** | 18,193 |
| Total inventories | **$84,879** | $87,783 |
| Service inventories included in other long-term assets | **$33,869** | $33,748 |

Provision for inventory valuation adjustments totaled $10.1 million, $1.7 million and $1.0 million, respectively, during 2005, 2004 and 2003 (inclusive of the write-downs discussed in Note 6). Provision for service inventory valuation adjustments totaled $2.9 million, $2.6 million and $0.8 million, respectively, in 2005, 2004 and 2003.

## 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Land | **$ 7,769** | $ 7,769 |
| Buildings and improvements | **17,244** | 17,178 |
| Leasehold improvements | **5,514** | 5,220 |
| Machinery and equipment | **37,504** | 42,354 |
| Demonstration systems | **35,842** | 38,569 |
| Other fixed assets | **21,177** | 21,342 |
| | **125,050** | 132,432 |
| Accumulated depreciation | **(66,039)** | (60,882) |
| Total property, plant and equipment, net | **$ 59,011** | $ 71,550 |

See also Note 6 for a discussion of long-lived asset impairments in 2005.

## 9. GOODWILL, PURCHASED TECHNOLOGY AND OTHER INTANGIBLE ASSETS

The roll-forward of our goodwill was as follows (in thousands):

| YEAR ENDED DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Balance, beginning of year | **$ 41,486** | $ 41,423 |
| Adjustments to goodwill | **(84)** | 63 |
| Balance, end of year | **$ 41,402** | $ 41,486 |

Adjustments to goodwill include translation adjustments resulting from a portion of our goodwill being recorded on the books of our foreign subsidiaries, as well as adjustments to the purchase price allocation of previous acquisitions.

At December 31, 2005 and 2004, our other intangible assets included purchased technology, capitalized software and patents, trademarks and other and note issuance costs. The gross amount of our other intangible assets and the related accumulated amortization were as follows (in thousands):

| | AMORTIZATION PERIOD | DECEMBER 31 2005 | 2004 |
|---|---|---|---|
| Purchased technology | 5 to 12 years | **$ 48,587** | $ 48,951 |
| Accumulated amortization | | **(40,433)** | (26,871) |
| | | **$ 8,154** | $ 22,080 |
| Capitalized software | 3 years | **$ 11,517** | $ 15,395 |
| Accumulated amortization | | **(11,391)** | (9,745) |
| | | **126** | 5,650 |
| Patents, trademarks and other | 2 to 15 years | **4,619** | 5,308 |
| Accumulated amortization | | **(2,045)** | (1,340) |
| | | **2,574** | 3,968 |
| Note issuance costs | 5 to 7 years | **10,858** | 10,732 |
| Accumulated amortization | | **(7,353)** | (4,799) |
| | | **3,505** | 5,933 |
| Total intangible assets included in other long-term assets | | **$ 6,205** | $ 15,551 |

See Note 6 for a discussion of impairment charges and write-offs related to purchased software, capitalized software and patents recognized during 2005.

See Note 11 for a discussion of note issuance cost write-offs totaling $1.1 million related to the convertible note redemptions in the second quarter of 2005.

Amortization expense, excluding impairment charges and note issuance cost write-offs, was as follows (in thousands):

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Purchased technology | **$4,220** | $ 5,924 | $ 5,069 |
| Capitalized software | **2,100** | 4,268 | 3,052 |
| Patents, trademarks and other | **685** | 807 | 403 |
| Note issuance costs | **1,447** | 1,655 | 1,234 |
| | **$ 8,452** | $12,654 | $ 9,758 |

Expected amortization, without consideration for foreign currency effects, is as follows (in thousands):

| | PURCHASED TECHNOLOGY | CAPITALIZED SOFTWARE | PATENTS, TRADEMARKS AND OTHER | NOTE ISSUANCE COSTS |
|---|---|---|---|---|
| 2006 | $ 2,414 | $ 42 | $ 615 | $ 1,454 |
| 2007 | 2,122 | 42 | 528 | 1,328 |
| 2008 | 2,122 | 42 | 271 | 723 |
| 2009 | 977 | – | 184 | – |
| 2010 | 519 | – | 180 | – |
| Thereafter | – | – | 796 | – |

## 10. CREDIT FACILITIES

We maintain a $10.0 million unsecured, committed bank borrowing facility in the United States, a $3.7 million unsecured and uncommitted bank borrowing facility in Japan and various limited facilities in select foreign countries. In addition, we maintain a $10.0 million unsecured and uncommitted bank facility in the United States and a $3.6 million facility in the Netherlands for the purpose of issuing standby letters of credit and bank guarantees. At December 31, 2005, a total of $20.0 million was available under these facilities. As part of our contracts with certain customers, we are required to provide letters of credit or bank guarantees which these customers can draw against in the event we do not perform in accordance with our contractual obligations. At December 31, 2005, we had $32.9 million of these guarantees and letters of credit outstanding, of which approximately $20.7 million were secured by restricted cash deposits. Restricted cash balances securing bank guarantees that expire within twelve months of the balance sheet date are recorded as a current asset on our consolidated balance sheets. Restricted cash balances securing bank guarantees that expire beyond twelve months from the balance sheet date are recorded as long-term restricted cash on our consolidated balance sheet.

## 11. CONVERTIBLE NOTES

### *5.5% Convertible Subordinated Notes*

On August 3, 2001, we issued $175.0 million of convertible subordinated notes, due August 15, 2008, through a private placement. The notes are currently redeemable at our option. The notes bear interest at 5.5%, payable semi-annually. The notes are convertible into shares of our common stock, at the noteholder's option, at a price of $49.52 per share. We have made the following redemptions of these notes:

| DATE | AMOUNT REDEEMED | REDEMPTION PRICE | REDEMPTION PREMIUM | RELATED NOTE ISSUANCE COSTS WRITTEN OFF |
|---|---|---|---|---|
| June 2003 | $30.0 million | 102.75% | $0.8 million | $0.7 million |
| May 2005 | $70.0 million | 101.0% | $0.7 million | $1.1 million |

The redemption premium and write-off of related note issuance costs were included as a component of interest expense in the period of redemption.

The $75.0 million of currently outstanding notes are convertible into approximately 1.51 million shares of our common stock.

### *Zero Coupon Convertible Subordinated Notes*

On June 13, 2003, we issued $150.0 million aggregate principal amount of zero coupon convertible subordinated notes. The interest rate on the notes is zero and the notes will not accrete interest. The notes are due on June 15, 2023 and are first putable to us at the noteholder's option (in whole or in part) for cash on June 15, 2008, at a price equal to 100.25% of the principal amount, and on June 15, 2013 and 2018, at a price equal to 100% of the principal amount. The notes are also putable to us at the noteholder's option upon a change of control at a price equal to 100% of the principal amount. We can redeem the notes (in whole or in part) for cash on June 15, 2008, at a price equal to 100.25% of the principal amount, or thereafter at a price equal to 100% of the principal amount. The notes are subordinated to all previously existing and future senior indebtedness and are effectively subordinated to all indebtedness and other liabilities of our subsidiaries. The cost of this transaction, including underwriting discounts and commissions and offering expenses, totaled $4.8 million and is recorded on our balance sheet in other long-term assets and is being amortized over the life of the notes. The amortization of these costs totals $240,000 per quarter and is reflected as additional interest expense in our statements of operations.

The notes are convertible into shares of our common stock upon the occurrence of certain events at an initial conversion price of $27.132 per share (subject to adjustment), or approximately 5.53 million shares if the entire $150.0 million is converted. Upon conversion, we have the option to settle the notes in cash, shares of our common stock, or a combination of cash and shares.

## 12. CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

We used a portion of the net proceeds from the offering of our zero coupon convertible subordinated notes to enter into convertible note hedge and warrant transactions with respect to our common stock, the exposure for which was held at the time the notes were issued by Credit Suisse First Boston International, an affiliate of an initial purchaser of the notes. The net cost of the hedging transactions of $23.9 million was included as a reduction of common stock in shareholders' equity in accordance with the guidance in EITF Issue No. 00-19, *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."*

In November 2005, we terminated the hedge and warrant in return for a cash payment of approximately $11.0 million to us from the counterparty to these instruments. The termination of the hedge and warrant eliminate the potential anti-dilutive effect of the hedge in the event of future conversions of the zero coupon notes. The receipt of the approximately $11.0 million was recorded as an increase to contributed capital and did not result in any gain or loss in our consolidated statement of operations.

## 13. LEASE OBLIGATIONS

We have operating leases for certain of our manufacturing and administrative facilities that extend through 2018. The lease agreements generally provide for payment of base rental amounts plus our share of property taxes and common area costs. The leases generally provide renewal options at current market rates.

Rent expense is recognized on a straight-line basis over the term of the lease. Rent expense was $7.8 million in 2005, $7.1 million in 2004 and $7.2 million in 2003.

The approximate future minimum rental payments due under these agreements as of December 31, 2005, were as follows (in thousands):

| YEAR ENDING DECEMBER 31, | |
|---|---|
| 2006 | $ 7,453 |
| 2007 | 6,048 |
| 2008 | 5,643 |
| 2009 | 5,551 |
| 2010 | 5,420 |
| Thereafter | 40,805 |
| Total | $70,920 |

## 14. INCOME TAXES

Income tax expense consisted of the following (in thousands):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Current: | | | |
| Federal | **$ (4,087)** | $ 8,326 | $ (2,456) |
| State | **469** | 1,232 | (491) |
| Foreign | **10,911** | 6,455 | 6,690 |
| | **7,293** | 16,013 | 3,743 |
| Deferred expense (benefit) | **15,082** | (8,215) | (200) |
| Total income tax expense | **$22,375** | $ 7,798 | $ 3,543 |

The effective income tax rate applied to net (loss) income varied from the United States federal statutory rate due to the following (in thousands):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Tax (benefit) expense at statutory rates | **$(19,524)** | $ 8,530 | $ 3,758 |
| Increase (decrease) resulting from: | | | |
| State income taxes, net of federal benefit | **469** | 1,232 | 322 |
| Foreign taxes, including U.S. export benefit | **3,627** | 1,845 | (973) |
| Research and experimentation credit | **(300)** | (1,832) | (100) |
| Tax audit settlements | **2,780** | (1,553) | – |
| Change in valuation allowance | **34,386** | – | – |
| Other | **937** | (424) | 536 |
| | **$ 22,375** | $ 7,798 | $ 3,543 |

The 2005 income tax includes provision for foreign taxable income, but it does not reflect a benefit for current period losses in the United States, as we have recorded a full valuation allowance against the United States deferred tax assets generated from the current period losses. We have also utilized or recorded a charge for valuation allowances placed on our United States deferred tax assets recorded as of December 31, 2004.

Tax benefits of $3.2 million related to the exercise of employee stock options and our convertible note hedge will be allocated to common stock should the related valuation allowance be released in future periods. Tax benefits of $3.7 million and $2.6 million associated with the exercise of employee stock options and our convertible note hedge were allocated to common stock in 2004 and 2003, respectively.

Net deferred tax assets and liabilities were included in the following consolidated balance sheet accounts:

| DECEMBER 31, | **2005** | 2004 |
|---|---|---|
| Deferred tax assets – current | **$ 5,157** | $ 8,365 |
| Deferred tax assets – non-current | **1,095** | 18,555 |
| Other current liabilities | **(371)** | (1,492) |
| Deferred tax liabilities – non-current | **(1,947)** | (6,412) |
| Net deferred tax assets | **$ 3,934** | $ 19,016 |

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities were as follows (in thousands):

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued liabilities | **$ 2,215** | $ 2,149 |
| Warranty reserves | **989** | 2,827 |
| Inventory reserves | **7,052** | 1,439 |
| Allowance for bad debts | **794** | 820 |
| Revenue recognition | **2,776** | 1,059 |
| Loss carryforwards | **13,134** | 15,612 |
| R&D tax credit carryforwards | **1,055** | 3,335 |
| Fixed assets | **4,250** | – |
| Intangible assets | **5,995** | 2,009 |
| Unrealized investment | **2,000** | – |
| Other assets | **1,023** | 2,527 |
| Gross deferred tax assets | **41,283** | 31,777 |
| Valuation allowance | **(35,033)** | (4,857) |
| Net deferred tax assets | **6,250** | 26,920 |
| Deferred tax liabilities: | | |
| Capitalized software development costs | **–** | (1,910) |
| Fixed assets | **(257)** | (4,272) |
| Other liabilities | **(2,059)** | (1,722) |
| Total deferred tax liabilities | **(2,316)** | (7,904) |
| Net deferred tax asset | **$ 3,934** | $ 19,016 |

Valuation allowances on deferred tax assets totaled $35.0 million and $4.9 million as of December 31, 2005 and 2004, respectively. In assessing the realizability of deferred tax assets, SFAS No. 109, *"Accounting for Income Taxes,"* establishes a more likely than not standard. If it is determined that it is more likely than not that deferred tax assets will not be realized, a valuation allowance must be established against the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, historical operating performance, projected future taxable income and tax planning strategies in making this assessment. Our more likely than not assessment was principally based upon our historical losses in the United States, the impact of the restructuring activities discussed in Notes 6 and 7 and our forecast of future profitability in certain tax jurisdictions, primarily the United States.

At December 31, 2005, we had approximately $27.8 million of United States net operating loss carryforwards to offset against future income for federal income tax purposes, which expire through 2026, approximately $31.3 million for Oregon state income tax purposes, which expire between 2019 and 2021, and approximately $2.8 million of foreign net operating loss carryforwards. Research and development tax credit carryforwards as of December 31, 2005 were $0.3 million and expire between 2022 and 2026. We also have $0.8 million of alternative minimum tax carryforwards, which do not expire.

As of December 31, 2005, United States income taxes have not been provided for approximately $100.6 million of cumulative undistributed earnings of several non-United States subsidiaries, as our current intention is to reinvest these earnings indefinitely outside the United States. Foreign tax provisions have been provided for these cumulative undistributed earnings. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Similarly, we have not provided deferred taxes on the cumulative translation adjustment related to those non-United States subsidiaries.

At December 31, 2005 and 2004, our tax contingency reserves totaled $5.6 million and $0.5 million, respectively. We maintain reserves for estimated tax exposures in jurisdictions of operation, including potential interest and penalties on such exposures. These tax jurisdictions include federal, state and various international tax jurisdictions. Significant income tax exposures include potential challenges of net operating loss carry-back claims, research and experimentation credits, export-related tax benefits, disposition transactions and intercompany pricing. Exposures are settled primarily through resolution of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates.

Potential benefits related to favorable tax positions have been deferred until such positions are realized. Interest and penalties recorded as part of the 2005 tax provision totaled $3.2 million. No significant amounts were recorded in 2004 or 2003.

## 15. RESTRUCTURING, REORGANIZATION AND RELOCATION

During 2005, we initiated global restructuring activities to realign our cost structure with current prevailing market conditions. These actions included reductions in workforce, reorganization and relocation of employees as well as closure of our Peabody, Massachusetts facility and certain field offices around the world. Some of these actions were initiated in the second quarter of 2005 with the remainder continuing through the first half of 2006. These costs are accounted for in accordance with SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* Under SFAS No. 146, liabilities for costs associated with exit or disposal activities are recognized and measured at fair value in the period the liability is incurred.

In 2005, we expensed $4.6 million in severance and relocation costs related to workforce reductions and reallocation of personnel geographically, which is included as a component of restructuring, reorganization and relocation expense. We also incurred $3.9 million of restructuring expense for facility closures, largely related to the Peabody facility (inclusive of $0.2 million in reserve releases related to prior accruals for another facility lease that was terminated). The expected remaining costs are estimated to be approximately $2.0 million, primarily for facility closure charges to be incurred in the first half of 2006. Cash expenditures are expected to continue through the lease expiration dates ending in 2010.

Our restructuring accrual as of December 31, 2005 contains no significant amounts related to our prior years' restructuring activities due to either the culmination of our contractual obligations or our ability to negotiate termination of the lease obligations. The net impact of the lease terminations was insignificant to overall estimated lease abandonment costs accrued. The current estimate accrued for cash to be paid related to abandoned leases of $3.5 million is net of estimated sublease payments to be received and will be paid over the respective lease terms.

The following table summarizes the charges, expenditures and write-offs and adjustments in 2005 related to our restructuring, reorganization and relocation accruals (in thousands):

| YEAR ENDED DECEMBER 31, 2005 | BEGINNING ACCRUED LIABILITY | CHARGED TO EXPENSE | EXPENDITURES | WRITE-OFFS AND ADJUSTMENTS | ENDING ACCRUED LIABILITY |
|---|---|---|---|---|---|
| Severance, outplacement and related benefits for terminated employees | $ 150 | $ 4,606 | $ (2,958) | $ (20) | $ 1,778 |
| Abandoned leases, leasehold improvements and facilities | 870 | 3,938 | (1,254) | (58) | 3,496 |
| | $ 1,020 | $ 8,544 | $ (4,212) | $ (78) | $ 5,274 |

The restructuring charges are based on estimates that are subject to change. Workforce related charges could change because of shifts in timing, redeployment or changes in amounts of severance and outplacement benefits. Facilities charges could change due to changes in sublease income. Our ability to generate sublease income is dependent upon lease market conditions at the time we negotiate the sublease arrangements. Variances from these estimates could alter our ability to achieve anticipated expense reductions in the planned timeframe and modify our expected cash outflows and working capital.

In addition to the charges in connection with our restructuring and reorganization plans, this line item includes costs related to relocating current employees. Relocation costs totaled $0.2 million in 2005, $0.2 million in 2004 and $1.6 in 2003. The $0.5 million restructuring charge recorded in 2004 was to accrue for costs related to an operating lease for a building we abandoned in the second quarter of 2004.

## 16. SHAREHOLDERS' EQUITY

### *Preferred Stock Rights Plan*

On July 21, 2005, the Board of Directors adopted a Preferred Stock Rights Plan. Pursuant to the Preferred Stock Rights Plan, we distributed Rights as a dividend at the rate of one Right for each share of our common stock held by stockholders of record as of the close of business on August 12, 2005. The Rights expire on August 12, 2015, unless redeemed or exchanged.

The Rights are not exercisable until the earlier of: (1) ten days (or such later date as may be determined by the Board of Directors) following an announcement that a person or group has acquired beneficial ownership of 20% of our common stock or (2) ten days (or such later date as may be determined by the Board of Directors) following the announcement of a tender offer which would result in a person or group obtaining beneficial ownership of 20% or more of our outstanding common stock, subject to certain exceptions (the earlier of such dates being called the Distribution Date). The Rights are initially exercisable for one-thousandth of a share of our Series A Preferred Stock at a price of $120 per one-thousandth share, subject to adjustment. However, if: (1) after the Distribution Date we are acquired in certain types of transactions, or (2) any person or group (with limited exceptions) acquires beneficial ownership of 20% of our common stock, then holders of Rights (other than the 20% holder) will be entitled to receive, upon exercise of the Right, common stock (or in case we are completely acquired, common stock of the acquirer) having a market value of two times the exercise price of the Right. Phillips Business Electronics International B.V., or any of its affiliates, shall not be considered for the 20% calculation so long as it does not acquire 30% or more of our common shares.

We are entitled to redeem the Rights, for $0.001 per Right, at the discretion of the Board of Directors, until certain specified times. We may also require the exchange of Rights, at a rate of one share of common stock for each Right, under certain circumstances. We also have the ability to amend the Rights, subject to certain limitations.

### *PEO Combination*

On February 21, 1997, we acquired substantially all of the assets and liabilities of the electron optics business of Koninklijke Philips Electronics N.V. (the "PEO Combination"), in a transaction accounted for as a reverse acquisition. As part of the PEO Combination, we agreed to issue to Philips additional shares of our common stock whenever stock options that were outstanding on the date of the closing of the PEO Combination are exercised. Any such additional shares are issued at a rate of approximately 1.22 shares to Philips for each share issued on exercise of these options. We receive no additional consideration for these shares issued to Philips under this agreement. We issued no shares in 2005, 14,000 shares in 2004 and 69,000 shares in 2003 to Philips under this agreement. As of December 31, 2005, 185,000 shares of our common stock are potentially issuable and reserved for issuance as a result of this agreement.

### *Stock Incentive Plans*

As of December 31, 2005, a total of 7,631,442 shares of our common stock were reserved for issuance pursuant to our stock incentive plans.

## 17. STOCK INCENTIVE PLANS

### *1995 Plan and 1995 Supplemental Plan*

Our 1995 Stock Incentive Plan, as amended (the "1995 Plan") allows for issuance of a maximum of 8,000,000 shares and our 1995 Supplemental Stock Incentive Plan (the "1995 Supplemental Plan") allows for issuance of a maximum of 500,000 shares.

We maintain stock incentive plans for selected directors, officers, employees and certain other parties that allow the Board of Directors to grant options (incentive and nonqualified), stock and cash bonuses, stock appreciation rights and, as amended in October 2005, restricted stock units, and to sell restricted stock. The Board of Directors' ability to grant options under either the 1995 Plan or the 1995 Supplemental Plan will terminate, if the plans are not amended, when all shares reserved for issuance have been issued and all restrictions on such shares have lapsed or earlier, at the discretion of the Board of Directors. At December 31, 2005, there were 1,501,894 shares available for grant under these plans and 6,941,042 shares of our common stock were reserved for issuance.

Options are granted under various vesting arrangements, up to a maximum of five years. Options expire after a maximum of ten years. Activity pursuant to the option plans is summarized as follows:

| | OPTIONS OUTSTANDING (IN THOUSANDS) | WEIGHTED AVERAGE EXERCISE PRICE |
|---|---|---|
| Balance, December 31, 2002 | 2,975 | $ 21.04 |
| Options granted | 1,522 | 16.50 |
| Options exercised | (215) | 7.96 |
| Options expired or canceled | (160) | 23.63 |
| Balance, December 31, 2003 | 4,122 | 19.94 |
| Options granted | 1,216 | 22.81 |
| Options exercised | (104) | 10.18 |
| Options expired or canceled | (245) | 25.05 |
| Balance, December 31, 2004 | 4,989 | 20.59 |
| Options granted | **900** | **21.02** |
| Options exercised | **(180)** | **12.65** |
| Options expired or canceled | **(290)** | **22.13** |
| **Balance, December 31, 2005** | **5,419** | **$ 20.84** |

Information regarding options outstanding as of December 31, 2005 is as follows (shares in thousands):

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| RANGE OF EXERCISE PRICES | NUMBER OUTSTANDING AT 12/31/05 | WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS) | WEIGHTED AVERAGE EXERCISE PRICE | NUMBER OF SHARES EXERCISABLE AT 12/31/05 | WEIGHTED AVERAGE EXERCISE PRICE |
| $6.625 - $15.30 | **1,314** | **4.70** | **$ 11.02** | **855** | **$ 8.91** |
| $15.39 - $20.83 | **1,389** | **6.69** | **18.99** | **899** | **19.41** |
| $20.85 - $23.82 | **1,361** | **6.14** | **22.92** | **1,263** | **22.90** |
| $23.875 - $33.00 | **1,205** | **5.89** | **28.90** | **1,172** | **28.79** |
| $33.48 - $40.33 | **150** | **5.56** | **37.28** | **150** | **37.28** |
| $6.625 - $40.33 | **5,419** | **5.94** | **$ 20.84** | **4,339** | **$ 21.59** |

At December 31, 2004 and 2003, options covering 2.2 million and 1.5 million shares, respectively, were exercisable at weighted average exercise prices of $19.62 and $17.24, respectively.

In 2005, we issued 20,000 restricted shares under the 1995 Plan with a weighted average fair value of $21.77 per share. These shares vest over the next four years.

### *Stock Option Acceleration of Vesting*

On October 19, 2005, we accelerated the vesting, effective immediately, of certain "out-of-the-money" unvested options, as determined based on the per share price of our common stock of $19.34 as of the close of business on that date. Options held by our Chief Executive Officer and members of our Board of Directors were excluded from acceleration.

In making the decision to accelerate the vesting of these options, our Board of Directors considered a number of factors, including the interests of our shareholders in eliminating the future amortization of compensation expense represented by unvested options, the accounting impact of vesting acceleration, the potential impact on employee morale and the potential benefit to the market value of our common stock. The acceleration will make it easier for investors to compare our future results with those of prior fiscal periods. In addition, because these options have exercise prices in excess of current market values, they are not fully achieving their original objectives of incentive compensation and employee retention.

As a result of the acceleration, options representing approximately 1.4 million shares, which represented approximately 26% of the total outstanding options as of that date, became immediately exercisable. No compensation expense was recognized on our consolidated statement of operations related to this modification as the options modified had exercise prices greater than the fair value of the underlying stock at the acceleration date. This action, however, did result in an additional charge of approximately $17.9 million in our stock compensation expense footnote disclosure pursuant to SFAS No. 123 in 2005. See Note 1 *Summary of Significant Accounting Policies – Stock-Based Compensation.*

### *Employee Share Purchase Plan*

In 1998, we implemented an Employee Share Purchase Plan ("ESPP"). A total of 1,950,000 shares of our common stock may be issued pursuant to the ESPP, as amended. Under the ESPP, employees may elect to have compensation withheld and placed in a designated stock subscription account for purchase of our common stock. Each ESPP offering period consists of one six-month purchase period. The purchase price in a purchase period is set at a 15% discount to the lower of the market price on either the first day of the applicable offering period or the purchase date. The ESPP allows a maximum purchase of 1,000 shares by each employee during any two consecutive offering periods.

Activity pursuant to the ESPP was as follows:

| YEAR ENDED DECEMBER 31, | SHARES PURCHASED | WEIGHTED AVERAGE PER SHARE PURCHASE PRICE |
|---|---|---|
| 2003 | 222,084 | $13.33 |
| 2004 | 143,032 | 16.93 |
| **2005** | **206,970** | **17.35** |

At December 31, 2005, 690,400 shares of our common stock remained available and were reserved for issuance under the ESPP.

## 18. EMPLOYEE BENEFIT PLANS

### *Pension Plans*

Employee pension plans have been established in many foreign countries in accordance with the legal requirements and customs in the countries involved. The majority of employees in Europe, Asia and Canada are covered by defined benefit or defined contribution pension plans. The benefits provided by these plans are based primarily on years of service and employees' compensation near retirement. Employees in the United States are covered by a profit sharing 401(k) plan, which is a defined contribution plan.

Employees in the Netherlands participate with other companies in making collectively-bargained payments to the Metal-Electro Industry pension fund. Pension costs relating to this multi-employer plan were $5.7 million in 2005, $4.5 million in 2004 and $3.6 million in 2003.

Employees in Europe outside the Netherlands are covered through a defined contribution plan. Contributions to this plan totaled $0.2 million in 2005, $0.2 million in 2004 and $0.1 million in 2003.

In certain foreign countries, employees are covered by pension plans under local legal requirements. The total cost of these additional pension plans was $0.9 million in 2005, $0.5 million in 2004 and $0.5 million in 2003. These supplemental pension plans are not funded. A liability for the projected benefit obligations of these supplemental plans of $1.8 million and $1.7 million was included in other non-current liabilities as of December 31, 2005 and 2004, respectively.

### *Profit Share Plan*

In 2000, we implemented a Profit Share Plan ("PSP") covering substantially all employees who are not already covered by an incentive compensation plan. The PSP pays employees a share of our profits on a semi-annual basis, subject to approval by our Board of Directors. No PSP costs were recorded for 2005. The total cost of the PSP was $0.8 million in 2004 and $0.2 million in 2003.

### *Profit Sharing 401(k) Plan*

We maintain a profit sharing 401(k) plan that covers substantially all United States employees. Employees may elect to defer a portion of their compensation, and we may contribute an amount approved by the Board of Directors. We match 100% of employee contributions to the 401(k) plan up to 1½% of each employee's eligible compensation. In addition, a supplemental match may be approved by the Board of Directors, based on our performance, up to a maximum of an additional 3% of eligible compensation. Employees must meet certain requirements to be eligible for the matching contribution. We contributed $0.6 million in 2005, $1.2 million in 2004 and $0.8 million in 2003 to this plan. Our 401(k) plan does not allow for the investment in shares of our common stock. No supplemental matching contributions were made in 2005. In 2006, the 401(k) plan was amended to set our matching contributions at 3.0% of eligible contributions with no supplemental matching contributions.

### *Deferred Compensation Plan*

We maintain a deferred compensation plan (the "Plan") which permits certain employees to defer payment of a portion of their annual compensation. Distributions from the Plan are generally payable as a lump sum payment or in multi-year installments as directed by the participant according to the Plan provisions. Undistributed amounts under the Plan are subject to the claims of our creditors. As of December 31, 2005 and 2004, the invested amounts under the Plan totaled $1.7 million and $1.3 million, respectively and were recorded as non-current investments in marketable securities on our balance sheet. As of December 31, 2005 and 2004, we had recorded $1.7 million and $1.3 million, respectively, as a long-term liability to recognize undistributed amounts due to employees.

## 19. RELATED-PARTY ACTIVITY

### *Philips*

Philips Business Electronics International B.V. ("Philips"), a subsidiary of Koninklijke Philips Electronics NV, currently owns approximately 25% of our common stock. For sales to Philips, see "*Sales to Related Parties*" below. The following table summarizes our other transactions with Philips (in thousands):

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Amounts Received from Philips | | | |
| Reimbursement by Philips of certain pension costs | $ – | $ – | $ 979 |
| Amounts Paid to Philips | | | |
| Subassemblies and other materials purchased from Philips | **$ 22,497** | $ 19,071 | $ 16,638 |
| Facilities leased from Philips | **240** | 199 | 674 |
| Various administrative, accounting, customs, export, human resources, import, information technology, logistics and other services provided by Philips | **712** | 510 | 880 |
| Research and development services provided by Philips | **3,964** | 4,920 | 4,849 |
| | **$ 27,413** | $ 24,700 | $ 23,041 |

The following paragraphs describe the business transactions and relationships between us and Philips which resulted in the above payments.

***Reimbursement of Certain Pension Costs***

During 2001, we entered into an agreement with Philips effective as of December 31, 2000 (the "Supplemental Agreement") that clarified certain relationships and transactions between the parties. Under terms of the Supplemental Agreement, Philips paid us $6.0 million over a three-year period to reduce the effect of increased costs related primarily to pension liabilities. These amounts were recorded as a reduction to operating expenses on our consolidated statements of operations. Philips agreed to the payments as partial reimbursement of an over-funding of our pension liability to the Philips pension plan that was not transferred to us at the time our employees transferred out of the Philips pension plan and as partial reimbursement for lost refunds we were previously receiving from the Philips plan due to the over-funding.

***Materials Purchased from Philips***

A substantial portion of the subassemblies included in our FIBs, TEMs and SEMs are purchased from Philips ETG.

***Facilities Leased from Philips***

We lease sales, service and administrative facilities from Philips in certain countries.

***Various Administrative Services Provided by Philips***

We entered into various services agreements with Philips affiliates to continue to provide us certain administrative, accounting, customs, export, human resources, import, information technology, logistics and other services that had been provided to us since February 1997.

***Development Services Provided by Philips***

We purchase research and development services from Philips' central research facility.

***Intellectual Property***

Prior to May 22, 2001, most of the patents used by us relating to our electron optics business segment products and certain microelectronics business segment products were licensed from Philips and its affiliates. As part of the PEO Combination, we acquired perpetual rights to certain patents owned by Philips and the right to transfer of title of those patents upon Philips no longer being a controlling shareholder. The Supplemental Agreement confirmed the transfer of ownership of nearly all of these patents. The Supplemental Agreement specified certain other patents that are jointly owned and may be jointly used by Philips and us, and also provided for the license by us of certain patents owned by Philips. The Supplemental Agreement required us to pay Philips $0.6 million from 2001 through 2003 in compensation for the development efforts related to a specific patented technology, which we may use in future products. We must pay a royalty of 1% of sales on any future sales of products using this technology. To date, we have not sold any products using this technology or paid any related royalties. In addition, we had access to technology through cross-licenses between Philips affiliates and a large number of manufacturers in the electronics industry worldwide, and our patents were also subject to such cross-licenses. Some of these cross-licenses provide us with the right to use intellectual property that relates to our core technologies. In general, these cross licenses were subject to continued majority ownership of us by Philips.

***Current Accounts with Philips***

Current accounts with Philips represent accounts receivable and accounts payable between us and other Philips units. Most of the current account transactions relate to deliveries of goods, materials and services. Current accounts with Philips consisted of the following (in thousands):

| DECEMBER 31, | **2005** | 2004 |
|---|---|---|
| Current accounts receivable | **$ 231** | $ 276 |
| Current accounts payable | **(2,195)** | (4,516) |
| Net current accounts with Philips | **$(1,964)** | $ (4,240) |

***Accurel***

Mr. Sarkissian, our Chief Executive Officer, President and Chairman of our Board of Directors, owned a 50% interest in Accurel Systems International Corp. ("Accurel"), an analytical services provider to the semiconductor and data storage markets. We sold equipment and related services and provided certain other services to Accurel. In March 2005, Accurel was sold to Implant Sciences Corporation, an unrelated third party. Following the sale, Mr. Sarkissian owned less than 5% of the outstanding stock of Implant Sciences Corporation.

In March 2005, Implant Sciences Corporation paid us the $1.2 million that Accurel owed us for a system they purchased in 2002. Subsequent to the acquisition date, neither Implant Sciences Corporation nor Accurel is considered a related party.

***Sales to Related Parties***

In addition to Philips, we have sold products and services to LSI Logic Corporation, Applied Materials and Nanosys, Inc. A director of Applied Materials, the Chairman and Chief Executive Officer of LSI Logic, Inc. and the Executive Chairman of Nanosys are all members of our Board of Directors. Related party sales to Philips, Accurel (prior to being acquired), Applied Materials, LSI Logic and Nanosys, were as follows (in thousands):

| YEAR ENDED DECEMBER 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Product sales: | | | |
| Accurel | **$ –** | $ – | $ (1,050) |
| Applied Materials | **439** | 550 | – |
| LSI Logic | **4** | 740 | – |
| Nanosys | **289** | – | – |
| Philips | **2,098** | 2,712 | 12 |
| | **2,830** | 4,002 | (1,038) |
| Service sales: | | | |
| Accurel | **–** | 636 | 306 |
| Applied Materials | **270** | – | – |
| LSI Logic | **163** | 251 | 127 |
| Nanosys | **17** | – | – |
| Philips | **588** | 325 | 25 |
| | **1,038** | 1,212 | 458 |
| Total sales to related parties | **$ 3,868** | $ 5,214 | $ (580) |

### ***Stock Purchase Loan***

On June 25, 1998, we loaned our Chief Executive Officer, President and Chairman of our Board of Directors $1.1 million for the purchase of restricted stock. We recorded interest income on this loan totaling $87,000 and $390,000 in 2004 and 2003, respectively. Mr. Sarkissian repaid the principal and accrued interest, totaling $1.6 million, in full on December 17, 2004.

## 20. RISK MANAGEMENT AND DERIVATIVES

We are exposed to global market risks, including the effect of changes in foreign currency exchange rates. We use derivatives to manage financial exposures that occur in the normal course of business. We do not hold or issue derivatives for trading or speculative purposes. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives either to assets and liabilities recorded on the balance sheet or to forecasted transactions. Derivatives entered into by us that are linked to forecasted transactions have been designated as cash flow hedges commencing April 5, 2004.

All derivatives are recognized on the balance sheet at their fair value. Unrealized gain positions are recorded as other current assets, and unrealized loss positions are recorded as other current liabilities as all maturity dates are less than one year. Changes in fair values of outstanding derivatives that are designated as cash flow hedges and are highly effective are recorded in other comprehensive income until net income is affected by the variability of cash flows of the hedged transaction. Changes in the fair value of derivatives either not designated or effective as hedging instruments are recognized in earnings in the current period and primarily relate to derivatives linked to specific non-functional currency denominated assets and liabilities on the balance sheet. Prior to the second quarter of fiscal 2004, the change in fair value of all derivatives was recorded in current period net income as none of our derivatives had been designated as hedging instruments under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."*

### ***Cash Flow Hedges***

The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual cash flows resulting from transactions in foreign currencies will be adversely affected by changes in exchange rates. It is our policy to utilize derivatives to reduce foreign exchange risks where internal netting strategies cannot be effectively employed.

Derivatives used by us to hedge foreign currency exchange risks are foreign forward extra contracts, which are a combination of foreign exchange contracts and options. These instruments protect against the risk that the eventual net cash inflows from foreign currency denominated transactions will be adversely affected by changes in exchange rates beyond a range specified at the inception of the hedging relationship. We hedge up to 90% of anticipated United States dollar denominated sales of our foreign subsidiaries for a rolling twelve-month period.

As of April 5, 2004, all forward extra contracts entered into by us to hedge forecasted transactions qualified for, and were designated as, foreign-currency cash flow hedges. Changes in fair values of outstanding cash flow hedge derivatives that are highly effective are recorded in other comprehensive income until net income is affected by the variability of the cash flows of the hedged transaction. In most cases, amounts recorded in other comprehensive income will be released to net income in the quarter that the related derivative matures. Results of hedges are recorded as cost of sales when the underlying hedged transaction affects net income.

Actual amounts ultimately reclassified to net income are dependent on the exchange rates in effect when derivative contracts that are currently outstanding mature. As of December 31, 2005, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions was twelve months. We formally assess, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. We assess effectiveness of options based on the total cash flows method and record total changes in the options' fair value to other comprehensive income to the degree the options are effective.

We prospectively discontinue hedge accounting when (i) we determine that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (ii) it is no longer probable that the forecasted transaction will occur; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. If we discontinue hedge accounting, the gains and losses that were accumulated in other comprehensive income (loss) will be recognized immediately in net income. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing future changes in the fair value in current-period net income (loss). Any hedge ineffectiveness is recorded in current-period net income.

Net realized gains (losses) related to cash flow hedges recorded in cost of sales were $(2.2) million in 2005 and $1.8 million in 2004. As of December 31, 2005 and 2004, $0.9 million of deferred net unrealized losses and $2.4 million of deferred net unrealized gains on outstanding derivatives, respectively, were recorded as other comprehensive income. The 2005 deferred unrealized losses are expected to be reclassified to net income during the next twelve months as a result of underlying hedged transactions also being recorded in net income.

In 2005, we recorded a charge of $0.5 million in other income (expense) related to both hedge ineffectiveness and hedge dedesignations. We did not record any gain or loss in other income/expense due to ineffectiveness of derivatives in 2004, nor did we record any gain or loss due to discontinued hedge accounting during 2004.

Prior to April 5, 2004, realized and unrealized gains and losses related to the foreign forward extra contracts were recorded in other income/expense in the current period as they did not meet the hedge requirements of SFAS No. 133. We recorded an unrealized loss for such contracts of $2.7 million and a realized gain of $1.4 million in 2004. The realized and unrealized gains related to these contracts totaled $4.7 million in 2003.

***Other Derivatives***

Changes in fair value of foreign forward exchange contracts entered into to mitigate the foreign exchange risks related to non-functionally denominated cash, receivables and payables are recorded in other income/expense currently together with the transaction gain or loss from the hedged balance sheet position. Excluding forward extra contracts and option losses, foreign exchange losses, net of the balance sheet hedge benefits, were $1.0 million, $1.8 million and $1.2 million in 2005, 2004 and 2003, respectively.

## 21. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, we may be a party to litigation arising in the ordinary course of business. Currently, we are not a party to any litigation that we believe would have a material adverse effect on our financial position, results of operations or cash flows.

We participate in third party equipment lease financing programs with United States financial institutions for a small portion of products sold. In these circumstances, the financial institution purchases our equipment and then leases it to a third party. Under these arrangements, the financial institutions have limited recourse against us on a portion of the outstanding lease portfolio if the lessee defaults on the lease. We did not add to such guarantees during 2005, and, as of December 31, 2005, we had outstanding guarantees totaling $1.3 million related to these lease transactions. Under certain circumstances, we are obligated to exercise best efforts to re-market the equipment should the financial institutions reacquire it. As of December 31, 2005, we did not have any guarantees that require us to re-market the equipment.

We have commitments under non-cancelable purchase orders, primarily relating to inventory, totaling $31.4 million at December 31, 2005. These commitments expire at various times through September 2006.

As discussed in Note 4, at December 31, 2005, we were committed to invest an additional $0.6 million in one of the non-public companies in which we have an equity interest in the event the related company could not find alternative financing. In February 2006, we made the additional investment in the company as they could not secure alternative financing.

## 22. SEGMENT AND GEOGRAPHIC INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Operating Review Board, which consists of our Chief Operating Officer, our Chief Financial Officer, our Senior Vice Presidents and other senior management. We operate in four business segments: microelectronics, electron optics, components and service. The microelectronics segment manufactures and markets FIBs and *DualBeam* systems. Microelectronics segment products are sold primarily to the semiconductor and data storage markets, with additional sales to the industry and institute market. The electron optics segment manufactures and markets SEMs and TEMs. Electron optics products are sold to materials and life sciences customers in the industry and institute markets, as well as in the semiconductor and data storage markets. The components segment manufactures and markets electron and ion emitters, focusing columns and components thereof. These components are used in our FIB, *DualBeam*, SEM and TEM systems and also are sold to other equipment manufacturers. The service segment supports our worldwide installed base of products, generally under service contracts.

The following tables summarize various financial amounts for each of our business segments (in thousands):

| | MICRO-ELECTRONICS | ELECTRON OPTICS | COMPONENTS | SERVICE | CORPORATE AND ELIMINATIONS | TOTAL |
|---|---|---|---|---|---|---|
| **2005** | | | | | | |
| Sales to external customers | **$164,724** | **$153,722** | **$ 7,233** | **$101,550** | **$ –** | **$427,229** |
| Inter-segment sales | **940** | **12,229** | **4,234** | **3,163** | **(20,566)** | **–** |
| Total sales | **165,664** | **165,951** | **11,467** | **104,713** | **(20,566)** | **427,229** |
| Gross profit | **71,841** | **53,720** | **2,544** | **27,168** | **(3,450)** | **151,823** |
| Depreciation and amortization | **9,540** | **7,219** | **1,307** | **1,050** | **5,160** | **24,276** |
| Asset impairment | **17,071** | **–** | **–** | **–** | **8,281** | **25,352** |
| Restructuring | **6,538** | **818** | **–** | **1,082** | **106** | **8,544** |
| Operating income (loss) | **(25,310)** | **(1,544)** | **(528)** | **12,968** | **(31,536)** | **(45,950)** |
| Total assets | **116,351** | **119,884** | **15,482** | **84,032** | **320,282** | **656,031** |
| 2004 | | | | | | |
| Sales to external customers | $ 210,016 | $ 155,097 | $ 9,795 | $ 90,797 | $ – | $ 465,705 |
| Inter-segment sales | 1,805 | 14,644 | 5,539 | 2,592 | (24,580) | – |
| Total sales | 211,821 | 169,741 | 15,334 | 93,389 | (24,580) | 465,705 |
| Gross profit | 105,367 | 49,746 | 4,612 | 27,983 | 1,748 | 189,456 |
| Depreciation and amortization | 14,274 | 7,134 | 1,474 | 951 | 4,093 | 27,926 |
| Restructuring | – | – | – | – | 607 | 607 |
| Operating income (loss) | 26,643 | 249 | 1,010 | 14,184 | (9,451) | 32,635 |
| Total assets | 192,659 | 138,564 | 17,738 | 93,118 | 399,715 | 841,794 |
| 2003 | | | | | | |
| Sales to external customers | $ 146,199 | $ 123,927 | $ 9,756 | $ 81,095 | $ – | $ 360,977 |
| Inter-segment sales | 2,930 | 12,072 | 7,187 | 3,497 | (25,686) | – |
| Total sales | 149,129 | 135,999 | 16,943 | 84,592 | (25,686) | 360,977 |
| Gross profit | 71,854 | 41,791 | 5,863 | 25,803 | – | 145,311 |
| Depreciation and amortization | 11,184 | 6,776 | 1,542 | 900 | 2,416 | 22,818 |
| Restructuring | – | – | – | – | 1,678 | 1,678 |
| Operating income (loss) | 16,902 | (10,636) | 1,919 | 17,006 | (11,642) | 13,549 |

Inter-segment sales are shown at cost, with no markup for gross profit within the selling segment, and are eliminated in consolidation. Corporate administration expenses, charges for in-process research and development, merger costs and restructuring and reorganization costs are not allocated to our business segments. Certain costs were reclassified in the prior periods to conform to current period allocations. See our Consolidated Statements of Operations for reconciliations from operating income to income before income taxes. These reconciling items are not included in the measure of profit and loss for each reportable segment.

In July 2005, we announced that we were reorganizing into three primary end markets: NanoElectronics, NanoResearch and NanoBiology. As a result, we plan to realign our segment reporting beginning in 2006, after all the structural changes are complete.

Our long-lived assets were geographically located as follows (in thousands):

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| United States | **$ 40,106** | $ 54,870 |
| The Netherlands | **16,813** | 16,559 |
| Other | **41,077** | 44,057 |
| Total | **$ 97,996** | $ 115,486 |

The following table summarizes sales by geographic region (in thousands):

| | NORTH AMERICA | EUROPE | ASIA-PACIFIC | Total |
|---|---|---|---|---|
| **2005** | | | | |
| Product sales | **$ 83,845** | **$127,791** | **$114,043** | **$325,679** |
| Service sales | **49,162** | **33,100** | **19,288** | **101,550** |
| Total sales | **$133,007** | **$160,891** | **$133,331** | **$427,229** |
| 2004 | | | | |
| Product sales | $ 132,087 | $ 113,362 | $ 129,459 | $ 374,908 |
| Service sales | 45,104 | 30,736 | 14,957 | 90,797 |
| Total sales | $ 177,191 | $ 144,098 | $ 144,416 | $ 465,705 |
| 2003 | | | | |
| Product sales | $ 86,595 | $ 98,436 | $ 94,851 | $ 279,882 |
| Service sales | 41,992 | 26,051 | 13,052 | 81,095 |
| Total sales | $ 128,587 | $ 124,487 | $ 107,903 | $ 360,977 |

None of our customers represented 10% or more of our total sales in 2005, 2004 or 2003.

Sales to countries which totaled 10% or more of our total sales were as follows (dollars in thousands):

| | DOLLAR AMOUNT | % OF TOTAL SALES |
|---|---|---|
| **2005** | | |
| United States | **$131,409** | **30.8%** |
| Germany | **$ 54,045** | **12.7%** |
| Japan | **$ 47,638** | **11.2%** |
| 2004 | | |
| United States | $ 174,842 | 37.5% |
| 2003 | | |
| United States | $ 121,145 | 33.6% |
| Japan | $ 49,119 | 13.6% |

## 23. DISPOSAL OF THE SIMS PRODUCT LINE

In the second quarter of 2005, we sold the net assets of our secondary ion mass spectrometer ("SIMS") product line, which was part of our electron optics segment, for a net gain of $0.8 million, which was recorded as a component of selling, general and administrative expenses. Proceeds from the sale totaled $2.5 million in cash and $2.5 million in a note receivable due in January 2006, of which $2.3 million was subsequently paid in February 2006 upon resolution of the final balance sheet audit. The total adjustment to the purchase price resulting from the audit was a decrease of $0.2 million, which was offset against a contingency reserve of $0.3 million we had recorded in 2005. Net assets disposed and the related selling costs totaled $4.0 million. Revenues for this product line totaled $3.1 million in 2005, $8.9 million in 2004 and $5.6 million in 2003.

## 24. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We estimate the fair value of our monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk.

We believe the carrying amounts of cash and cash equivalents, receivables, current accounts with Philips, accounts payable and other current liabilities are a reasonable approximation of the fair value of those financial instruments because of the nature of the underlying transactions and the short-term maturities involved.

The fair value and cost of certain financial assets and liabilities as of December 31, 2005 was as follows (in thousands):

| | FAIR VALUE | COST |
|---|---|---|
| Marketable securities | $ 201,877 | $ 203,231 |
| Convertible notes | $ 211,125 | $ 225,000 |
| Derivative contracts | $ (1,143) | $ – |

As of December 31, 2005, the aggregate notional amount of our outstanding derivative contracts was $139.1 million. The fair value of these contracts represents our forward extra contracts and forward contracts. The fair value of these contracts was obtained from financial institutions.

The fair values of our investments in unconsolidated affiliates are not readily determinable, as the securities are not actively traded.

## 25. SUBSEQUENT EVENTS

In February 2006, we redeemed $24.9 million of our 5.5% Convertible Subordinated Notes at redemption prices ranging from 100.375 to 100.45. The premium and commissions paid on the redemptions totaled $0.1 million and will be included as a component of interest expense in the first quarter of 2006. Additionally, related deferred note issuance costs of $0.3 million will be expensed as a component of interest expense in the first quarter of 2006.

As discussed in Note 4, at December 31, 2005, we were committed to invest an additional $0.6 million in one of the non-public companies in which we have an equity interest in the event the related company could not find alternative financing. In February 2006, we made the additional investment in the company as they could not secure alternative financing.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

***Evaluation of Disclosure Controls and Procedures***

Our management evaluated, with the participation and under the supervision of our President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

***Changes in Internal Controls***

There was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

***Management's Report on Internal Control Over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management concluded that, as of December 31, 2005, our internal control over financial reporting was effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been attested to by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
FEI Company
Hillsboro, Oregon

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting,* that FEI Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 10, 2006 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
March 10, 2006

## Item 9B. Other Information

None.

# PART III

## Item 10. Directors and Executive Officers of the Registrant

Information required by this item will be included under the captions *Election of Directors, Meetings and Committees of the Board of Directors, Audit Committee Financial Expert, Code of Ethics, Executive Officers* and *Section 16(a) Beneficial Ownership Reporting Compliance* in our Proxy Statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

On September 9, 2003, we adopted a code of business conduct and ethics that applies to all directors, officers and employees. We posted our code of business conduct and ethics on our website at www.feicompany.com. We intend to disclose any amendment to the provisions of the code of business conduct and ethics that apply specifically to directors or executive officers by posting such information on our website. We intend to disclose any waiver to the provisions of the code of business conduct and ethics that apply specifically to directors or executive officers by filing such information on a Current Report on Form 8-K with the SEC, to the extent such filing is required by The Nasdaq Stock Market's listing requirements; otherwise, we will disclose such waiver by posting such information on our website.

## Item 11. Executive Compensation

Information required by this item will be included under the captions *Director Compensation, Executive Compensation, Employment Arrangements and Executive Severance Agreements* and *Compensation Committee Interlocks and Insider Participation* in our proxy statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be included under the captions *Security Ownership of Certain Beneficial Owners and Management* and *Securities Authorized for Issuance Under Equity Compensation Plans* in our proxy statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

## Item 13. Certain Relationships and Related Transactions

Information required by this item will be included under the caption *Certain Relationships and Related Transactions* in our Proxy Statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

## Item 14. Principal Accountant Fees and Services

Information required by this item will be included under the caption *Ratification of Appointment of Independent Auditors – Fees Paid to Deloitte & Touche, LLP Related to Fiscal 2005 and 2004* in our proxy statement for our 2006 Annual Meeting of Shareholders and is incorporated by reference herein.

# PART IV

## Item 15. Exhibits and Financial Statement Schedules

### FINANCIAL STATEMENTS AND SCHEDULES

The Consolidated Financial Statements, together with the report thereon of our independent registered public accounting firm, are included on the pages indicated below:



There are no schedules required to be filed herewith.

### EXHIBITS

The following exhibits are filed herewith and this list is intended to constitute the exhibit index. A plus sign (+) beside the exhibit number indicates the exhibits containing a management contract, compensatory plan or arrangement, which are required to be identified in this report.

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 2.1(3) | Combination Agreement, dated November 15, 1996, as amended, between FEI and Philips Business Electronics International B.V. |
| 3.1(14) | Third Amended and Restated Articles of Incorporation |
| 3.2(18) | Articles of Amendment to the Third Amended and Restated Articles of Incorporation |
| 3.3(12) | Amended and Restated Bylaws, as amended on April 17, 2003 |
| 4.1(9) | Indenture between FEI and BNY Western Trust Company dated August 3, 2001 |
| 4.2(9) | Registration Rights Agreement between FEI and Credit Suisse First Boston dated August 3, 2001 |
| 4.3(9) | Form of Note for 5.5% Convertible Subordinated Notes due 2008 |
| 4.4(13) | Indenture, dated as of June 13, 2003, between FEI and BNY Western Trust Company, a California state chartered banking corporation |
| 4.5(13) | Form of Note for Zero Coupon Convertible Subordinated Notes due 2008 |
| 4.6(13) | Registration Rights Agreement, dated as of June 13, 2003, between FEI and the initial purchasers named therein |
| 4.7(18) | Preferred Stock Rights Agreement dated July 21, 2005, between FEI and Mellon Investor Services, LLC |
| 4.8+(17) | 1995 Employee Share Purchase Plan, as amended |
| 10.1+(22) | 1995 Stock Incentive Plan, as amended |
| 10.2+(2) | 1995 Supplemental Stock Incentive Plan |
| 10.3+(1) | Form of Incentive Stock Option Agreement |
| 10.4+(1) | Form of Nonstatutory Stock Option Agreement |
| 10.6(4) | Lease Agreement, dated October 27, 1997, between Philips Business Electronics International B.V., as lessor, and Philips Electron Optics B.V., a wholly owned indirect subsidiary of FEI, as lessee, including a guarantee by FEI of the lessee's obligations thereunder |
| 10.7(6) | Master Divestment Agreement, dated October 28, 1999, between FEI and Koninklijke Philips Electronics N.V. |
| 10.8+(6) | Offer Letter between FEI and Vahé A. Sarkissian, dated May 14, 1998 |
| 10.9+(5) | Stock Bonus Agreement, dated June 25, 1998 between FEI and Vahé A. Sarkissian |
| 10.10(7) | Agreement, effective as of December 31, 2000, by and among FEI, Koninklijke Philips Electronics N.V. and Philips Business Electronics International B.V. |
| 10.11+(10) | Executive Severance Agreement, dated February 1, 2002, between FEI and its Chief Executive Officer, Vahé A. Sarkissian |
| 10.12+(10) | Form of Executive Severance Agreement between FEI and Robert S. Gregg, Steven D. Berger and John A. Doherty |
| 10.13+(8) | FEI Company Nonqualified Deferred Compensation Plan |
| 10.14(11) | Purchase Agreement, effective as of November 1, 2002, between FEI and Philips Enabling Technologies Group Nederland B.V. |
| 10.15(11) | Lease Agreement, dated December 11, 2002, by and among FEI, Technologicky Park Brno, a.s. and FEI Czech Republic, s.r.o. |

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 10.16[(12)] | Master Agreement for the Acht facility, dated January 14, 2003 |
| 10.17[+(15)] | Form of Indemnity Agreement for Directors and Executive Officers of FEI |
| 10.18[+(21)] | FEI Board of Directors Compensation Program, as approved by the Board of Directors on July 17, 2003 and amended on October 19, 2005 |
| 10.19[+(16)] | FEI Management Bonus Program Summary Description |
| 10.20[+(16)] | Summary Description of Commission Compensation of Senior Vice President of World-Wide Sales for FEI |
| 10.21[+(19)] | Base Salary and Target Bonuses for Certain Executive Officers |
| 10.22[+(22)] | Form of Lock-Up Agreement between FEI and Certain of its Executive Officers and Other Members of Senior Management |
| 10.23[+(20)] | Description of Compensation for Executive Vice President and Chief Financial Officer Raymond A. Link and Executive Vice President and Chief Operating Officer Peter J. Frasso |
| 10.24[+(21)] | Description of Accelerated Vesting of Certain Stock Options Held by Employees |
| 10.25[+(21)] | Description of Compensation of Non-Employee Directors |
| 14[(15)] | Code of Ethics |
| 21 | Subsidiaries |
| 23 | Consent of Deloitte & Touche, LLP |
| 31 | Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 |
| 32 | Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 |

(1) Incorporated by reference to Exhibits to our Registration Statement of Form S-1, as amended, effective May 31, 1995 (Commission Registration No. 33-71146).

(2) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 1996.

(4) Incorporated by reference to Exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 28, 1997.

(5) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 1998.

(6) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 1999.

(7) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000.

(8) Incorporated by reference to Exhibits to our Registration Statement on Form S-3, filed on April 23, 2001.

(9) Incorporated by reference to Exhibits to our Registration Statement of Form S-3, as amended, effective November 7, 2001.

(10) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001.

(11) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2002.

(12) Incorporated by reference to Exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 30, 2003.

(13) Incorporated by reference to Exhibits to our Quarterly Report on Form 10-Q for the quarter ended June 29, 2003.

(14) Incorporated by reference to Exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003.

(15) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003.

(16) Incorporated by reference to Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2004.

(17) Incorporated by reference to Exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2005.

(18) Incorporated by reference to Exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2005.

(19) Incorporated by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2005.

(20) Incorporated by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2005.

(21) Incorporated by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2005.

(22) Incorporated by reference to Exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2005.

## Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

FEI COMPANY

By /s/ VAHÉ A. SARKISSIAN
Vahé A. Sarkissian
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 9, 2006:

| SIGNATURE | TITLE |
|---|---|
| /s/ VAHÉ A. SARKISSIAN<br>Vahé A. Sarkissian | Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) |
| /s/ RAYMOND A. LINK<br>Raymond A. Link | Executive Vice President and Chief Financial Officer (Principal Financial Officer) |
| /s/ STEPHEN F. LOUGHLIN<br>Stephen F. Loughlin | Vice President of Finance (Principal Accounting Officer) |
| /s/ MICHAEL J. ATTARDO<br>Michael J. Attardo | Director |
| /s/ LAWRENCE A. BOCK<br>Lawrence A. Bock | Director |
| /s/ WILFRED J. CORRIGAN<br>Wilfred J. Corrigan | Director |
| /s/ THOMAS F. KELLY<br>Thomas F. Kelly | Director |
| /s/ WILLIAM W. LATTIN<br>William W. Lattin | Director |
| /s/JAN C. LOBBEZOO<br>Jan C. Lobbezoo | Director |
| /s/ GERHARD H. PARKER<br>Gerhard H. Parker | Director |
| /s/ JAMES T. RICHARDSON<br>James T. Richardson | Director |
| /s/ DONALD R. VANLUVANEE<br>Donald R. VanLuvanee | Director |

FEI COMPANY™

# NEWS RELEASE

For more information contact:

FEI Company
Fletcher Chamberlin
Investor Relations
(503) 726-7710



## FEI Announces CEO Has Stepped Down

**HILLSBORO, Ore., April 3, 2006** — FEI Company (NASDAQ: FEIC) announced today that Vahé A. Sarkissian has stepped down as the company's Chairman, President and Chief Executive Officer and will be leaving the company. Mr. Sarkissian has indicated that he will be resigning as a director of the company effective immediately prior to the 2006 Annual Meeting of Shareholders, to be held on May 11, 2006. The Board of Directors has formed an executive search committee to find a successor. Mr. Sarkissian plans to assist with the transition and search until his successor is named. Raymond A. Link, Chief Financial Officer of the company, has been appointed to act as interim Chief Executive Officer and will retain his Chief Financial Officer role while the company conducts a search for a successor CEO. Mr. Link joined the company in July 2005 from TriQuint Semiconductor, Inc., where he held the position of Chief Financial Officer and Vice President of Finance and Administration.

The company does not expect to make any additional executive leadership changes at this time. The company has formed an internal management committee comprised of Peter J. Frasso, Executive Vice President and Chief Operating Officer; Robert H. J. Fastenau, Senior Vice President and General Manager of the NanoResearch and Industry and NanoBiology market divisions and senior company executive in Europe; and Robert S. Gregg , Executive Vice President, Worldwide Sales and Service.

"Vahé has led FEI to significant growth since he arrived at the company in 1998, and he has positioned the company as a leader in tools for growing nanotechnology markets," said Dr. William Lattin, lead director of FEI's Board of Directors. "With the company on track to renew its growth, now is the appropriate time for this transition. The board is looking forward to selecting a new leader to take advantage of the market and technology potential that we all see for FEI."

"FEI is a great company," said Mr. Sarkissian, "and I take enormous pride in what the people of this company have accomplished. I offer my appreciation for the opportunity I have had to lead this organization."

**About FEI**

FEI's Tools for Nanotech™, featuring focused ion- and electron-beam technologies, deliver 3D characterization, analysis and modification capabilities with resolution down to the sub-Ångstrom level. With R&D centers in North America and Europe and sales and service operations in more than 50 countries around the world, FEI is bringing the nanoscale within the grasp of leading researchers and manufacturers and helping to turn some of the biggest ideas of this century into reality. More information can be found on the FEI website at: http://www.feicompany.com.

**Safe Harbor Statement**

This press release includes statements that are forward looking in nature. These forward-looking statements relate to, among other things, the timing of Mr. Sarkissian's resignation as a director and departure from the company, the benefits due under the employment agreement referenced herein, the roles of Messrs. Sarkissian, Link, Frasso, Fastenau and Gregg until a successor is found, the lack of other leadership changes, the search for a successor and the potential of the company. Such statements involve risks and uncertainties, which could cause actual results to vary materially from those expressed in or indicated by the forward-looking statements. These factors include changes in the plans and roles of Messrs. Sarkissian, Link, Frasso, Fastenau and Gregg, our ability to attract and retain a qualified successor in a timely fashion, the potential lack of growth of nanotechnology markets, cyclical changes in the data storage and semiconductor industries, increased competition, failure of the company's products and technology to find acceptance with customers, unfavorable business conditions, lack of growth in the general economy, both domestic and foreign, and other general business risks. Please also refer to our Form 10-K, Forms 10-Q, Forms 8-K and other filings with the U.S. Securities and Exchange Commission for additional information on these factors and other factors that could cause actual results to differ materially from the forward-looking statements. FEI assumes no duty to update forward-looking statements.

FEI COMPANY™

April 7, 2006

To our shareholders:

The enclosed annual report includes a CEO letter from Vahé Sarkissian as Chairman, President and CEO of FEI. On April 3, well after our printing deadline for the report, we announced that Mr. Sarkissian stepped down from his positions at the company, and I was named interim Chief Executive Officer of the company. A copy of the press release we issued that day is reprinted on the back of this letter.

In his nearly eight years as CEO of FEI, Vahé led the company through significant growth and change. He could see the potential in our technologies and markets, and his vision was key to the development of many of our market-leading products. He positioned the company as the leader in tools for nanotechnology, and we intend to build on that base.

Vahé also put in place a solid team of operating executives, as he describes in the annual report letter. Day-to-day operating improvement is our goal, and I believe we are in good hands. The combination of experienced FEI managers and motivated employees is a powerful mixture, and I look forward to the improved results that will create.

I want to reiterate the outlook described in Vahé's letter. We expect increased revenue, improved margins and a return to profitability in 2006, and we are on track to hit those goals.

I'm excited about FEI's future.

Sincerely,

Raymond A. Link
Interim Chief Executive Officer
Executive Vice President
Chief Financial Officer

## CORPORATE INFORMATION

### Board of Directors

Vahé A. Sarkissian (1998)
*Chairman, President and*
*Chief Executive Officer*

Dr. Michael J. Attardo (1999)
*Retired General Manager*
*Microelectronics Division*
*IBM Corporation*

Lawrence A. Bock (2004)
*Executive Chairman*
*Nanosys, Inc.*
*Partner*
*GW Group*

Wilfred J. Corrigan (2002)
*Chairman and*
*Chief Executive Officer*
*LSI Logic Corporation*

Thomas F. Kelly (2003)
*Former Chairman, President*
*and Chief Executive Officer*
*BlueStar Solutions, Inc.*

Dr. William W. Lattin (1999)
*Retired Executive Vice President*
*Synopsys, Inc.*

Jan C. Lobbezoo (1999)
*Executive Vice President and*
*Chief Financial Officer*
*Philips Semiconductors*
*International B.V.*

Dr. Gerhard H. Parker (2001)
*Retired Executive Vice President*
*Intel Corporation*

James T. Richardson (2003)
*Former Senior Vice President and*
*Chief Financial Officer*
*WebTrends Corporation*

Donald R. VanLuvanee (1995)
*Retired President and*
*Chief Executive Officer*
*Electro Scientific Industries, Inc.*

### Executive Management Team

Vahé A. Sarkissian
*Chairman, President and*
*Chief Executive Officer*

Dr. Steven D. Berger
*Senior Vice President*

John A. Doherty
*Senior Vice President*
*Worldwide Sales*

Tony Edwards
*Vice President, General Manager*
*NanoElectronics Laboratory Business*

Kevin Fahey
*General Manager*
*NanoElectronics Fab Business*

Dr. Rob H. J. Fastenau
*Senior Vice President*
*NanoResearch & Industry,*
*NanoBiology*
*Senior Executive, Europe*

Peter Frasso
*Executive Vice President*
*Chief Operating Officer*

Robert S. Gregg
*Executive Vice President*
*Worldwide Sales & Service*

Matthew T. Harris
*Vice President*
*Worldwide Marketing*

Jim D. Higgs
*Senior Vice President*
*Human Resources*

Bruno Janssens
*Senior Vice President*
*NanoResearch and Institute Business*

Raymond A. Link
*Executive Vice President*
*Chief Financial Officer*

Stephen F. Loughlin
*Vice President of Finance*

Dr. David Narum
*Vice President*
*Chief Technology Officer*

Paul J. O'Mara
*Senior Vice President*
*Worldwide Service*

Bradley J. Thies
*Vice President*
*General Counsel and Secretary*

### Regional Sales Executives

Dirk Lanens
*Vice President*
*Europe*

James Pouquette
*Vice President*
*Asia Pacific*

George D. Scholes
*Vice President*
*North America*

**Shareholders Meeting**
The Annual Shareholders Meeting will be held at 9:00 AM PDT on Thursday, May 11, 2006 at FEI's World Campus located at 5350 NE Dawson Creek Drive, Hillsboro, Oregon.

**Exchange and Stock Market Listing**
Nasdaq Stock Market
Stock Symbol: FEIC

**Transfer Agent and Registrar**
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
+1 800 610 3775

**Legal Counsel**
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

**Independent Auditors**
Deloitte & Touche, LLP
111 S.W. Fifth Avenue
Suite 3900
Portland, OR 97204

**Contact Information**
FEI Company
5350 NE Dawson Creek Drive
Hillsboro, OR 97124-5830
Phone: +1 503 726 7500
Website: www.feicompany.com

The Letter to Shareholders contained in this document contains forward-looking statements. Please see the section titled "Cautionary Factors That Can Affect Future Results" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is a part of this Annual Report to Shareholders, for important cautionary information regarding these statements.

FEI COMPANY™
WORLD HEADQUARTERS
HILLSBORO, OREGON USA
PHONE +1 503/726.7500
FAX +1 503/726.7509
www.feicompany.com